Registration No. 333-61335

    As filed with the Securities and Exchange Commission on October 8, 1998
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              --------------------


                         PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO

                                   FORM SB-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                               AMERICASBANK CORP.
                 (Name of small business issuer in its charter)

         Maryland                           6035                    52-1948980
------------------------------  ----------------------------  ----------------------
  (State or jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)   Classification Code Number)  Identification Number)

              3621 EAST LOMBARD STREET, BALTIMORE, MARYLAND 21224
                                 (410) 342-8303
         (Address and telephone number of principal executive offices)

              3621 EAST LOMBARD STREET, BALTIMORE, MARYLAND 21224
(Address of principal place of business or intended principal place of business)

                            J. CLARENCE JAMESON, III
                  515 EAST JOPPA ROAD, TOWSON, MARYLAND 21086
                                 (410) 825-5580
           (Name, address and telephone number of agent for service)

    Copies of communications, including copies of all communications sent to agent for service, should be sent to:
                      FRANK C. BONAVENTURE, JR., ESQUIRE,
           OBER, KALER, GRIMES & SHRIVER, A PROFESSIONAL CORPORATION
         120 E. BALTIMORE STREET, 9TH FLOOR, BALTIMORE, MARYLAND 21202
                                 (410) 685-1120

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X
                               ---

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                              ---

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                       ---

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                       ---

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.
                                ---

<CAPTION
                        CALCULATION OF REGISTRATION FEE
---------------------------- --------------------- ------------------------- ----------------------------- ------------------
  Title of each class of      Dollar amount to be      Proposed maximum           Proposed maximum              Amount of
securities to be registered       Registered        offering price per unit   aggregate offering price(1)   registration fee
---------------------------- --------------------- ------------------------- ----------------------------- ------------------
            Units                 $3,750,000                 $12.00                   $3,750,000                   (3)
---------------------------- --------------------- ------------------------- ----------------------------- ------------------
        Common Stock,                 (2)                      (2)                        (2)                      (2)
    $0.01 par value (2)
---------------------------- --------------------- ------------------------- ----------------------------- ------------------
        Common Stock                  (2)                      (2)                        (2)                      (2)
   Purchase Warrants (2)
---------------------------- --------------------- ------------------------- ----------------------------- ------------------
        Common Stock,             $4,062,500                 $13.00                   $4,062,500                 $1,199
    $0.01 par value (4)
---------------------------- --------------------- ------------------------- ----------------------------- ------------------

    (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
    (2)  Included in the Units. No additional registration fee is required.
    (3)  Previously paid.
    (4) Issuable upon exercise of the Common Stock Purchase Warrants. Pursuant to Rule 416, there are also being registered an indeterminate number of shares of Common Stock which may be issued pursuant to the anti-dilution provisions of the Common Stock Purchase Warrants.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

DISCLOSURE ALTERNATIVE USED (CHECK ONE): ALTERNATIVE 1    ; ALTERNATIVE 2  X
                                                       ---                ---
--------------------------------------------------------------------------------

PRELIMINARY PROSPECTUS, DATED OCTOBER 8, 1998

SUBJECT TO COMPLETION

                             [LOGO OF AMERICASBANK]

                               AMERICASBANK CORP.
                               OFFERING OF UNITS
                    CONSISTING OF ONE SHARE OF COMMON STOCK
                     AND ONE COMMON STOCK PURCHASE WARRANT

                125,000 UNITS (MINIMUM); 312,500 UNITS (MAXIMUM)

       AmericasBank Corp., a Maryland corporation (the "Company") and the savings and loan holding company for AmericasBank (the "Bank"), a federal stock savings bank, hereby offers for sale a minimum of 125,000 Units (the "Units") (the "Minimum Number of Units"), and a maximum of 312,500 Units ("Maximum Number of Units"), at a price (the "Offering Price") of Twelve Dollars ($12.00) per Unit (the "Offering"). Each Unit consists of one share (the "Shares") of Common Stock, $0.01 par value per share (the "Common Stock"), and one Common Stock Purchase Warrant (the "Warrants"). The Shares and the Warrants included in the Units are separately transferable. Each Warrant entitles the holder to purchase one share of Common Stock at an exercisable price of $13.00 per share (the "Exercise Price"), subject to adjustment for certain events, commencing at any time after [EIGHTEEN MONTHS AFTER EFFECTIVE DATE], and until 5:00 p.m. EST on _______, 2001. Prior to this Offering, there has been no public market for the Units or the Warrants, and a very limited and sporadic public market for the Common Stock. See "RISK FACTORS - Illiquid Securities; Limited Market for Securities"; "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION" and "DESCRIPTION OF CAPITAL STOCK AND WARRANTS."

                                                  (COVER CONTINUED ON NEXT PAGE)

       AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK AND PROSPECTIVE INVESTORS SHOULD NOT INVEST ANY FUNDS IN THE OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

       THE SECURITIES BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

       THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES

                The date of this Prospectus is _________, 1998.

(COVER PAGE CONTINUED)

COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                           Underwriting
                                                    Price to                 Discounts                 Proceeds to
                                                   Public(1)             and Commissions(2)             Issuer(3)
=====================================================================================================================
Per Unit...................................          $12.00                     $0.72                    $11.28
Total Minimum..............................       $1,500,000.00               $90,000.00              $1,410,000.00
Total Maximum..............................       $3,750,000.00              $225,000.00              $3,525,000.00
=====================================================================================================================

(1) The Price to Public was determined by the Company in consultation with the Company's financial advisor, Hopper Soliday & Co., Inc. ("Hopper Soliday"). Hopper Soliday is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. See "RISK FACTORS - Pricing of Units."


(2) The Units will be offered and sold by the Company by one of the Company's directors, to whom no commissions or other compensation will be paid on account of such activity, although such person will be reimbursed for reasonable expenses incurred in the Offering. In addition, offers and sales of the Units may be made on behalf of the Company on a best-efforts basis by Hopper Soliday and such other registered broker-dealers as may be engaged by Hopper Soliday (each, a "Selling Agent"). On sales effected through a Selling Agent, the Company will pay a sales commission of $0.72 per Unit and the information presented in the table assumes a Selling Agent commission is paid on all Units sold. To the extent that sales are not made through a Selling Agent, the proceeds to the Company will be increased by $0.72 per Unit. In addition, the Company has paid Hopper Soliday a financial advisory fee of $25,000, and has agreed to reimburse Hopper Soliday for reasonable out-of-pocket and legal expenses not to exceed, without the Company's approval, $3,000 and $7,500, respectively. The Company also has agreed to indemnify Hopper Soliday and any other Selling Agent, to the extent allowed by law, for reasonable costs and expenses incurred in connection with certain claims and liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."

(3) Before deducting expenses of the Offering payable by the Company, including the financial advisory fee paid to Hopper Soliday, legal, accounting, printing, registration and other expenses estimated at approximately $185,000. See "USE OF PROCEEDS."

                               ------------------

(COVER PAGE CONTINUED)


       The Company's executive offices currently are located at 3621 East Lombard Street, Baltimore, Maryland 21224, and its telephone number is (410) 342-8303. Upon opening a branch of the Bank in Towson, Maryland at property currently owned by a wholly owned subsidiary of the Company (the "Towson Property"), the Company's executive offices will be moved to the Towson Property, which is located at 500 York Road, Towson, Maryland 21286, and its telephone number will be (410) 823- 0500. See "BUSINESS OF THE COMPANY - PROPERTY."


       Sale of the Units will commence on or about ______________, 1998. This is a "best efforts" offering, and it will be terminated by the Company upon the sale of the Maximum Number of Units or December 31, 1998, whichever occurs first, unless the Offering is extended, at the discretion of the Company, for additional periods ending no later than March 31, 1999. However, the Company reserves the right to terminate the Offering at any time after the sale of the Minimum Number of Units. Subscriptions are binding on subscribers and may not be revoked without the consent of the Company.


       The Company has established a minimum subscription of 200 Units and a maximum subscription of 17,000 Units. However, the Company reserves the right to waive these limits without notifying any subscriber. In addition, the Company reserves the right to reject subscriptions for the purchase of Units in whole or in part. It is anticipated that management of the Company will purchase approximately 21,522 Units in the Offering. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION," and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS."

       Subscription proceeds will be deposited promptly in an interest-earning escrow account with The First National Bank of Maryland, as escrow agent, pending receipt of subscriptions and subscription proceeds for the Minimum Number of Units. If the Offering is terminated prior to completion, all subscription proceeds will be returned promptly to subscribers, together with any interest earned thereon. In the event of the completion of the Offering, all interest earned on subscription funds will be retained by the Company. After the Minimum Number of Units is sold, the Company may continue to sell Units until termination of the Offering, and all subscription proceeds from those sales will be deposited in a non-escrow deposit account with The First National Bank of Maryland pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."


[Legend on first page of prospectus]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the SEC's web site on the Internet at http://www.sec.gov.

         The Company has filed with the SEC a Registration Statement on Form SB-1 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, with respect to the Units. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, to which reference is hereby made.

         Regardless of whether the Company is subject to the informational requirements of the Exchange Act, the Company intends to furnish its stockholders with annual reports containing audited financial information for each fiscal year and intends to distribute quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information. The Company's fiscal year ends on December 31.

       The Company and the Bank have filed or will file various applications with the Office of Thrift Supervision (the "OTS"), the Federal Deposit Insurance Corporation (the "FDIC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Commissioner of Financial Regulation of the State of Maryland (the "Commissioner"). As required by the applicable regulatory authorities, these applications contain or will contain financial projections relating to the Company and the Bank. These projections are not a part of this Prospectus and while they are based on assumptions that the Company believes are reasonable, they should not be relied upon by prospective investors. Prospective investors should rely only on information contained in this Prospectus and in the Company's related Registration Statement in making an investment decision. To the extent that other available information not presented in this Prospectus, including information in public files and records maintained by the OTS, the FDIC, the Federal Reserve or the Commissioner, is inconsistent with information presented in this Prospectus, such other information is superseded by the information presented in this Prospectus.

                               PROSPECTUS SUMMARY

       THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD- LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THIS PROSPECTUS UNDER THE SECTION ENTITLED "RISK FACTORS."

BUSINESS OF THE COMPANY

       AmericasBank Corp. (the "Company") was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to own all of the outstanding shares of capital stock of a federal stock savings bank to be named AmericasBank (the "Bank"). On April 15, 1997, the Office of Thrift Supervision (the "OTS") granted the Company the necessary approvals to acquire the capital stock of the Bank and to become a savings and loan holding company of the Bank. Effective as of December 1, 1997, the Company purchased $2,150,000 of the capital stock of the Bank and the Bank became a wholly owned subsidiary of the Company. The Bank opened on December 1, 1997, and currently has one branch, in Baltimore, Maryland. As of June 30, 1998, the Company had total assets of approximately $11,385,000, total loans of approximately $6,641,000 and total deposits of approximately $8,392,000. The Company experienced a loss of approximately $92,000 for the six months ended June 30, 1998. See "BUSINESS OF THE COMPANY" and "RESULTS OF OPERATIONS - General."

       Assuming the sale of the Maximum Number of Units in the Offering or such lesser amount as may be necessary to obtain regulatory approval, the Company intends to cause the Bank, subject to regulatory approval, to convert from a federal stock savings bank to a Maryland savings and loan association, and immediately thereafter to a Maryland commercial bank, also named AmericasBank (the "Conversion"). Both before and after the Conversion, AmericasBank is referred to in this Prospectus as the "Bank." The purpose of the Conversion is to provide the Bank with additional operating flexibility and to enhance its ability to provide a broader range of banking products and services to its community. There can be no assurance that the Bank and the Company will obtain the necessary regulatory approval to consummate the Conversion. See "THE CONVERSION."

BUSINESS OF THE BANK

       Effective as of December 1, 1997, the Bank commenced banking operations. Effective as of December 1, 1997, the Bank also purchased certain assets and assumed certain deposit liabilities primarily related to the Baltimore, Maryland branch office of Rushmore Trust and Savings, FSB ("Rushmore"), located at 3621 East Lombard Street, Baltimore, Maryland 21224 (the "Baltimore Branch"). See "BUSINESS OF THE BANK - General."

       The Bank is a community-oriented financial institution. Its business has been to attract retail deposits and to seek to invest those deposits, together with funds generated from operations and borrowings, in one-to four-family mortgage loans. Over 80% of the loans acquired from Rushmore were one-to-four family mortgage loans. To a lesser extent, the Bank has sought to invest in home equity and second trust loans, multi-family loans, commercial real estate loans, commercial business loans, construction and lot loans (primarily for one- to four-family home construction for the borrower) and consumer loans. The Bank's deposit base is comprised of traditional deposit products including checking accounts, insured investment accounts, statement savings accounts, passbook deposit accounts, money market accounts, certificates of deposit and individual retirement accounts. The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Home Loan Bank System. See "BUSINESS OF THE BANK" and "RESULTS OF OPERATIONS."

       The Bank's objective is to create a customer-driven financial institution focused on providing value to customers by delivering products and services matched to the customers' needs. In that regard, management has identified the following factors and strategies that management believes will contribute to the Bank's success:

      o DEMAND FOR COMMUNITY BANK SERVICES - Management believes that customers will be drawn to a locally owned and managed institution that demonstrates an active interest in its customers and their business and personal financial needs. As a result of recent consolidations of financial institutions, management believes that the Bank's current and potential market areas are not being adequately served by existing financial institutions and that there is an increasing local demand for commercial real estate, commercial business, construction and consumer loans offered by a truly community-oriented financial institution.

       o REFOCUSED LENDING STRATEGY - To capitalize on the increased demand for commercial, construction and consumer loans, management has determined to refocus the Bank's lending strategy. While continuing to pursue its existing business of seeking to originate mortgage loans, the Bank intends to expand gradually its commercial, construction and consumer lending. The Conversion is an integral part of this strategy.

      o BRANCH EXPANSION - The Bank intends to establish a new branch office in Towson, Maryland, the county seat of Baltimore County, Maryland. It is estimated that there are approximately 53,000 households within a three mile radius of the proposed branch, excluding college students, with an estimated average annual household income of approximately $60,000. In addition to the Towson branch, the Bank intends to open additional branches, either through internal growth or through acquisitions of existing financial institutions or branches thereof.

THE CONVERSION


       The Board of Directors of the Bank and the Board of Directors of the Company adopted a plan for the Conversion (the "Conversion Plan") on August 27, 1998. Pursuant to the Conversion Plan, the Bank will convert from a federal stock savings bank to a Maryland savings and loan association (the "State Association"), and immediately thereafter to a Maryland commercial bank. The Conversion is subject to regulatory approval and there can be no assurance that the Conversion will be consummated. Management believes that the Conversion will be beneficial because it will enable the Bank to refocus its lending strategy and thereby capitalize upon the increasing local demand for commercial real estate, commercial business, construction and consumer loans without being limited to the activities permitted under the thrift charter. See "SUPERVISION AND REGULATION Depository Institution Regulation - QTL Test."

       The Bank has recruited a new President to implement the Bank's refocused lending strategy. On September 24, 1998, the Bank hired Richard J. Hunt, Jr. to serve as President of the Bank. Mr Hunt has over nine years of commercial banking experience, having served in numerous capacities with several Maryland and Washington, D.C. based banks. Mr. Hunt's appointment as President of the Bank is subject to regulatory approval. Upon obtaining regulatory approval, the Bank's current President, Patricia D'Alessandro, will serve as a Vice President of the Bank.


       As soon as practicable after the date of this Prospectus, the Bank will apply to the Commissioner for approval of the conversion of the Bank to the State Association and then to a Maryland commercial bank, and the Company will apply to the Federal Reserve for approval to own all of the capital stock of the Bank upon consummation of the Conversion, and thereby become a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In addition, the Bank will apply with the Federal Reserve to become a member bank. Contemporaneous with becoming a bank holding company under the BHC Act, the Company will deregister with the OTS as a savings and loan holding company. There can be no assurance that such approvals will be obtained. The Conversion does not require the approval of the Company's stockholders. See "RISK FACTORS - Potential Delay in Completion or Denial of Conversion Plan" and "THE CONVERSION."

THE OFFERING

Securities Offered               Units consisting of one share (the "Shares") of
                                 Common Stock, $0.01 par value per share (the
                                 "Common Stock") and one Common Stock Purchase
                                 Warrant (the "Warrants"), each Warrant
                                 entitling the holder to purchase one share of Common Stock, at a price of $13.00 per share
                                 (the "Exercise Price"), subject to adjustment for certain events, commencing at any time after [EIGHTEEN MONTHS AFTER EFFECTIVE DATE], and until 5:00 p.m. EST on _______, 2001. The
                                 Shares and the Warrants included in the Units are separately transferable. See "DESCRIPTION
                                 OF CAPITAL STOCK AND WARRANTS."

Offering Price                   $12.00 per Unit

Number of Units Offered          Minimum: 125,000 Units (the "Minimum Number of
                                 Units") ($1,500,000)

                                 Maximum: 312,500 Units (the "Maximum Number of Units") ($3,750,000)

Terms of the Offering            The Offering will be terminated and all
                                 subscription funds will be returned promptly to subscribers, together with any interest earned thereon, unless on or before December 31, 1998
                                 (or such later date if the Offering is extended by the Company for additional periods not to exceed beyond March 31, 1999) the Company has accepted subscriptions and payment in full for the Minimum Number of Units.


                                 Subscription payments for Units will be
                                 deposited promptly in an interest-earning escrow account with The First National Bank of Maryland, as escrow agent (the "Escrow Agent"), under the terms of an escrow agreement (the "Escrow Agreement"), pending the sale of the Minimum Number of Units or the termination of the Offering. Neither the Company nor any of its officers or directors is affiliated with the Escrow Agent. Any subscription proceeds accepted after the sale of the Minimum Number of Units but before termination of the Offering will be deposited in a non-escrow deposit account with The First National Bank of Maryland and will be available for immediate use by the Company. Subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company. The Company may, in its sole discretion, allocate Units among subscribers in the event of an oversubscription for the Units. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."

Use of Proceeds                  Of the estimated $1,225,000 of net proceeds,
                                 assuming the sale of the Minimum Number of Units, it is anticipated that approximately
                                 $1,100,000 will be used to make additional capital contributions to the Bank. It is anticipated that the Bank will use approximately $40,000 of the additional capital for leasehold improvements to the Towson branch; approximately $90,000 of the additional capital for furniture, fixtures and equipment for the Towson branch; approximately $50,000 of the additional capital for pre-opening expenses of the Towson branch, including employee related expenses and legal fees associated with obtaining regulatory approval to open the branch; and approximately $25,000 of the additional capital for promotional expenses associated with the opening of the Towson branch. The remaining additional capital may be used to further the branch expansion strategy, for loan originations, investments and general banking purposes.

                                 Of the estimated $3,340,000 of net proceeds, assuming the sale of the Maximum Number of Units, it is anticipated that approximately $3,300,000 will be used to make additional capital contributions to the Bank. Approximately $205,000 of such additional capital will be expended by the Bank in the same manner and the same amounts as described above in connection with the Towson branch. The remaining additional capital may be used to further the branch expansion strategy, for loan originations, investments and general banking purposes.

                                 Any net proceeds not used to make additional capital contributions to the Bank may be used by the Company to further the branch expansion strategy and for general corporate purposes. See "USE OF PROCEEDS" and "RISK FACTORS - Potential Delay in Completion or Denial of Conversion Plan" and "- No Assurance of Ability to Open New Branch."


RISK FACTORS

       An investment in the Units involves a high degree of risk and should be considered only by investors who can afford a loss of their entire investment. Prospective investors should consider all of the information set forth herein, particularly the information set forth in the section entitled "RISK FACTORS."

                                  RISK FACTORS

       IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW.


       AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY INVESTORS WHO CAN AFFORD A LOSS OF THEIR ENTIRE INVESTMENT. PRIOR TO INVESTING IN THE SECURITIES, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS INHERENT IN AND AFFECTING THE BUSINESS OF THE COMPANY AND THE TERMS OF THE OFFERING.


       Limited Operating History; History of Losses. Both the Company and the Bank are recently formed and have limited operating histories. Because the Company's primary asset is the capital stock of the Bank, the Company's operating results and financial position are dependent upon the operating results and financial position of the Bank. For the six months ended June 30, 1998 and the year ended December 31, 1997, the Company incurred net losses of $92,000 and $41,000, respectively, and management expects that the Bank will continue to incur losses as the Bank attempts to implement its branch expansion strategy. Many factors could adversely affect the Company's short and long term operating performance, including the failure to implement the branch expansion strategy, the failure to implement the new lending strategy, unfavorable economic conditions, increased competition, loss of key personnel and government regulation.


       No Assurance of Ability to Open New Branch. The Bank's ability to open a new branch in Towson, Maryland is dependent upon the prior approval of the Commissioner, if the Conversion is consummated and the Bank becomes a Maryland commercial bank, or the OTS, if the Conversion is not consummated and the Bank continues to operate as a federal stock savings bank. There can be no assurance that the necessary approvals will be received or upon what terms and conditions, if any, such approvals will be issued.

       The failure to obtain regulatory approval to open a Towson branch would significantly impair the branch expansion strategy and would, absent the opening of other branches, render the Company and the Bank's success dependent on the Bank's Lombard Street branch operations, which have not been profitable to date. See "BUSINESS OF THE BANK--Strategy" and "USE OF PROCEEDS."

       Potential Delay in Completion or Denial of Conversion Plan. The Conversion Plan requires the prior approval of the Commissioner for the Bank to become a Maryland commercial bank, and the Federal Reserve for the Company to become a bank holding company. There can be no assurance that such approvals will be received or upon what terms and conditions, if any, such approvals will be issued.



       If the Conversion Plan is not approved or consummation of the Conversion is otherwise delayed, the Bank would be limited to those activities permitted under the thrift charter, which would generally limit the Bank's ability to satisfy what it believes is an increasing local demand for commercial real estate, commercial business, construction and consumer loans offered by a community-oriented financial institution, and therefore limit the Bank's ability to grow.

       If the Company is unable to provide the Bank with the necessary additional capital from this Offering to facilitate the Conversion, the Company may seek additional funds to enable the Company to provide the Bank with the necessary additional capital. Any equity or debt financings, if available at all, may be on terms which are not as favorable as this Offering and, in the case of equity financings, could result in dilution to the Company's stockholders. With respect to debt financings, the Company may seek to create, subject to regulatory approval, a subsidiary business trust to issue preferred securities, which would be guaranteed in certain respects by the Company. See "THE CONVERSION" and "USE OF PROCEEDS."


       Risks Related to Commercial, Construction and Consumer Lending. The Bank's loan portfolio is principally comprised of long-term fixed-rate mortgage loans for owner occupied and non-owner occupied (investor) residential properties. Management has determined that as a result of recent consolidations of financial institutions, the Bank's current and potential market areas are not being adequately served by existing financial institutions and that there is an increasing local demand for commercial real estate, commercial business, construction and consumer loans offered by a truly community-oriented financial institution. As a result, management has determined to refocus the Bank's lending strategy. Pursuant to this strategy, while continuing to pursue its existing business of seeking to originate mortgage loans for the purpose of financing and refinancing one-to-four family residential properties, the Bank intends to expand gradually its commercial real estate, commercial business, construction and consumer lending.

       While commercial real estate, commercial business, construction and consumer loans are generally more interest rate sensitive and carry higher yields than do residential mortgage loans, they generally carry a higher degree of credit risk than residential mortgage loans. Consequently, the diversification of the Bank's loan portfolio may adversely alter its risk profile. Moreover, provisions for loan losses may increase in the future as management implements the strategy of continuing existing lines of business while expanding gradually its commercial real estate, commercial business, construction and consumer lending.

       Commercial real estate loans are generally larger and present a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or in the economy. See "RESULTS OF OPERATIONS - Lending Activities - Commercial and Multi-Family Real Estate Loans."

       Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. See "RESULTS OF OPERATIONS Lending Activities - Commercial Business Loans."

       Construction loans generally are considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, the Bank would be confronted with a project, when completed, having a value which is insufficient to ensure full repayment. See "RESULTS OF OPERATIONS - Lending Activities - Construction Loans."

       Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. See "RESULTS OF OPERATIONS - Lending Activities - Consumer Loans."


       Risks Related to New Management. Management believes that the Bank's President must have substantial experience in commercial banking in order to implement the Bank's refocused lending strategy and to enhance the Bank's management in connection with the Conversion. On September 24, 1998, the Bank hired Richard J. Hunt, Jr. to serve as President of the Bank. Mr. Hunt has over nine years of commercial banking experience, having served in numerous capacities with several Maryland and Washington, D.C. based banks. Mr. Hunt's appointment as President of the Bank is subject to regulatory approval and there can be no assurance that such regulatory approval will be obtained. In addition, there can be no assurance that Mr. Hunt will be able to successfully implement the refocused lending strategy.


       Impact of Interest Rate Volatility on Deposits. The results of operations of the Bank depend to a large extent on the Bank's "net interest income," which is the difference between the interest expense incurred in connection with the Bank's interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from its interest-earning assets, such as loans and investment securities. Volatility in interest rates can result in the flow of funds away from financial institutions of the type similar to the Bank and into direct investments, such as corporate securities and other investment vehicles which, because of among other things the absence of federal deposit insurance, generally pay higher rates of return. Such volatility could cause the Bank to pay increased interest rates to obtain deposits, and if the Bank was not able to increase the interest rates on its loans and the rate of return on its investment portfolio, its net interest income would suffer. See "RESULTS OF OPERATIONS - Liquidity and Interest Rate Sensitivity."


       Interest Rate, Lending and Other Risks Associated with the Loans Acquired from Rushmore. The Bank's loans, which are comprised primarily of the loans acquired from Rushmore, consist for the most part of fixed rate, long-term, single family residential mortgage loans while the Bank's deposits consist primarily of variable rate short-term accounts. Since the loans will mature more slowly than the deposits, the net portfolio value and net interest income will tend to decrease during periods of rising interest rates, but will tend to increase during periods of falling interest rates. During the past several years, market interest rates have been relatively lower than in prior years. There is no assurance that such favorable conditions will continue. However, lower market interest rates also have the effect of causing borrowers to refinance their mortgage loans. The refinancing of the Bank's loans into loans with lower interest rates would negatively impact the Bank's net interest income as it would be unlikely that the Bank would be able to make new loans at or above the interest rates of the refinanced loans. In addition, many of the loans acquired from Rushmore were made prior to the current documentation requirements of GNMA, FNMA or FHLMC and, therefore, they may not be able to be resold in the traditional secondary market. During periods of rising interest rates, the Bank's inability to resell certain of its loans in the secondary market could have a material adverse effect on the Bank's net portfolio value and its net interest income. See "RESULTS OF OPERATIONS Liquidity and Interest Rate Sensitivity."


       The growth of the Bank depends on, among other things, the Bank's ability to limit the reduction of deposits acquired from Rushmore, its success in deploying cash to invest in assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk, and its ability to service the loans purchased from Rushmore. There can be no assurance that the Bank will be successful in performing these tasks.


       Risk of Loan Losses. Like all financial institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and nonperformance. The allowance is based on, among other things, prior experience with loan losses and an evaluation of the risks in the current portfolio, and is maintained at a level considered adequate by management to absorb anticipated losses. Because approximately 84% of the Bank's loans consist of loans acquired from Rushmore, which loans were originated by Rushmore, the Bank's management made an estimate of what was believed to be a reasonable initial allowance for loan losses. There can be no assurance that the allowance for loan losses required in the future will not be materially higher than the reserve established as of June 30, 1998.

       Although management believes it uses the best information available to make determinations with respect to the allowances for loan losses and believes such allowances are adequate, future adjustments may be necessary if there are additional loan losses or if economic, operating and other conditions differ substantially from the assumptions used in making the determinations. In addition, management anticipates that the Bank's provisions for loan losses will increase in the future as it implements the strategy of continuing existing lines of business while expanding gradually its commercial real estate, commercial business, construction and consumer lending, which loans generally entail greater risks than residential mortgage loans. Also, regulatory agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations. Future provisions for loan losses could materially and adversely affect results of operations of the Company and the Bank.


       Risk of Branch Expansion Strategy. Management intends to expand the business of the Bank by opening branches, either through internal growth or through acquisitions of existing financial institutions or branches thereof. The Bank's ability to expand internally by establishing new branch offices will be dependent on the ability to identify advantageous locations for such branches and to fund the development of new branches. The ability to grow through selective acquisitions of other financial institutions or branches of such institutions will be dependent on successfully identifying, acquiring and integrating such institutions or branches. Furthermore, the success of the branch expansion strategy will be dependent upon the Bank's access to capital, its ability to attract and train or retain qualified employees and its ability to obtain regulatory approvals. The branch expansion strategy anticipates losses from branch operations until such time as branch deposits and the volume of other banking business reach the levels necessary to support profitable branch operations.

       There can be no assurance that the Bank will be able to generate internal growth or identify attractive acquisition candidates, acquire such candidates on favorable terms, or successfully integrate any acquired institutions or branches into its operations. In addition, the Bank's inability to implement the branch expansion strategy could negatively impact the Bank's long term ability to successfully compete in the marketplace. Except with respect to the Towson branch, the Company and the Bank currently have no specific plans regarding new branch offices or acquisitions of existing financial institutions or branches thereof.


       Reliance on Officers of Bank and Key Personnel. The Bank's success is and will be dependent on the performance of each of Richard J. Hunt, Jr., Patricia D'Alessandro, J. Clarence Jameson, III and Kenneth D. Pezzulla. Ms. D'Alessandro, Mr. Jameson and Mr. Pezzulla currently serve as the President, Vice President and Secretary of the Bank, respectively. Subject to regulatory approval, Mr. Hunt will serve as President of the Bank and Ms. D'Alessandro will serve as a Vice President of the Bank. The failure to obtain regulatory approval for Mr. Hunt to serve as President of the Bank or the loss of the services of any of these officers for any reason could have a material adverse effect on the operations of the Bank. Ms. D'Alessandro and Messrs. Jameson and Pezzulla are not parties to any employment agreement with the Bank and each could resign or be terminated at any time and for any reason. Mr. Hunt is a party to an employment agreement with the Bank which provides for a three year term, but Mr. Hunt may terminate his employment at any time upon 90 days prior written notice and the Bank may terminate Mr. Hunt's employment at any time and for any reason. The Bank has not and does not intend to purchase "key man" life insurance on the life of any personnel. See "DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES--Officers and Directors" and "REMUNERATION OF DIRECTORS AND OFFICERS--Employment Arrangements."


       In addition, the Bank's growth will be dependent upon its ability to attract and retain skilled managerial and marketing personnel, which the Bank has not done to date. Competition for qualified executive personnel in the banking industry is intense, and there can be no assurance that the Bank will be successful in attracting and retaining such personnel.

       Impact of Government Regulation on Operating Results. The Company and the Bank operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by several federal and state regulatory agencies. Currently, the Bank primarily is subject to supervision and regulation by the OTS and the FDIC, and the Company currently is subject to supervision and regulation by the OTS. Following the Conversion, the Bank will be subject to supervision and regulation by the Commissioner, the Federal Reserve and the FDIC, and the Company will be subject to supervision and regulation by the Federal Reserve and the Commissioner. Banking regulations, designed primarily for the safety of depositors, may limit the growth of financial institutions like the Bank and the return to investors by restricting activities such as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits and the creation of branch offices. Financial institutions like the Bank also are subject to capitalization guidelines set forth in federal legislation, and could be subject to enforcement actions to the extent the financial institution is found by regulatory examiners to be undercapitalized. Laws and regulations applicable to the Company and the Bank could change at any time, and there can be no assurance that such changes would not adversely affect the business of the Company and/or the Bank. In addition, the cost of compliance with regulatory requirements could adversely affect the Company's and the Bank's ability to operate profitably. See "SUPERVISION AND REGULATION."

       Risks of Competitive Market. The Company and the Bank operate in a competitive market for financial services and the Bank faces intense competition both in making loans and in attracting deposits. The Bank faces direct competition from a significant number of financial institutions operating in the Bank's market area, many with a state-wide or regional presence and in some cases a national presence. In addition, the Bank competes with other community banks in its market area that have substantially the same business philosophy and strategy as the Bank. Many of these financial institutions have been in business for many years, have established customer bases, are significantly larger and have greater financial resources than the Bank and are able to offer certain services that the Bank is not able to offer. In addition, the Bank faces competition for deposits and loans from non-bank institutions such as brokerage firms, credit unions, insurance companies, money market mutual funds and private lenders. See "BUSINESS OF THE BANK - Competition."


       Impact of Monetary Policy and Other Economic Factors on Operating Results. Changes in governmental economic and monetary policy and banking and credit regulations also affect the demand for the Bank's services. The rates of interest payable on deposits and chargeable on loans is affected by fiscal policy as determined by various governmental and regulatory authorities, in particular the Federal Reserve, as well as by national, state and local economic conditions. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds obtainable for lending or investing. These actions may at times result in significant fluctuations in interest rates, which could have adverse effects on the operations of the Bank. See "BUSINESS OF THE BANK - Competition."

       General economic conditions can affect the credit quality of the Bank's assets. During periods of adverse economic conditions and depending on the extent to which the income and assets of the borrowers are affected by the declining economic conditions, the ability of the Bank's borrowers to repay loans may be affected. Adverse economic conditions particularly affect commercial real estate, commercial business, construction and consumer loans. See "- Risks Related to Commercial, Construction and Consumer Lending," and "RESULTS OF OPERATIONS - Lending Activities."


       Dividend Restrictions. The Company is a legal entity separate and distinct from the Bank. Because the Company's business currently is limited to owning all of the outstanding shares of capital stock of the Bank and AmericasBank Holdings Corporation, which is a wholly owned subsidiary of the Company that currently owns the property at which the Towson branch will be located, the Company's payment of dividends on its Common Stock generally will be funded only from dividends received by the Company from the Bank, which dividends are dependent on, among other things, the Bank's profitability. In addition, the payment of dividends may be made only if the Bank and the Company are in compliance with certain applicable regulatory requirements governing the payment of dividends by each of them. No assurance can be given that dividends on the Common Stock will ever be paid. The Company expects that earnings, if any, will be used initially for operating capital and the Company does not foresee payment of any dividends in the near future. THE UNITS SHOULD NOT BE PURCHASED BY PERSONS WHO NEED OR DESIRE DIVIDEND INCOME FROM THIS INVESTMENT. See "SUPERVISION AND REGULATION Depository Institution Regulation - Limitation on Capital Distributions" and "DIVIDEND POLICY."

       Antitakeover Provisions. Certain provisions included in the Charter and Bylaws of the Company are designed to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and to discourage takeover attempts. Such provisions may discourage non-negotiated takeover attempts which some stockholders may deem to be in their best interests. These provisions also tend to perpetuate management. As a result, these provisions could adversely affect the price of the Common Stock by, among other things, preventing a stockholder from realizing a premium which might be paid as a result of a change in control of the Company. See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Certain Antitakeover Provisions."


       Uncertainty as to Effects of Proposed Federal Legislation. Legislation recently passed by the House of Representatives may adversely affect the banking industry or the operations of the Bank and may result in increased competition in the financial services industry. On May 13, 1998, the House of Representatives passed H.R. 10, the "Financial Services Competition Act of 1997." The legislation is intended to break down barriers between banking, securities and insurance activities, while maintaining the bank holding company structure. Under the bill, financial services holding companies, which would be regulated by the Federal Reserve, would be allowed to own banks, securities firms and insurance companies. The bill also contains provisions regulating the commercial activities of holding companies. The legislation preserves the federal thrift charter.


       It is not currently possible to predict whether or when the bill will be enacted into law, or if it is enacted into law, whether it will remain in the form approved by the House of Representatives. It also is not possible to predict what impact the bill will have on the Company or the Bank. One consequence may be increased competition from large financial services companies that, under the bill, would be permitted to provide many types of financial services to customers. Neither the Company nor the Bank currently conducts any nonfinancial activities. Certain provisions of the bill may affect the Bank upon consummation of the Conversion due to a Maryland law that gives, with the approval of the Commissioner, Maryland commercial banks the authority to engage in activities in which a national bank may engage. See "SUPERVISION AND REGULATION - Financial Services Modernization Legislation."

       Developments in Technology. The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking, telebanking, debit cards and so-called "smart" cards. The ability of the Company and the Bank to compete successfully in its markets may depend on the extent to which it is able to exploit such technological changes. However, there can be no assurance that the development of these or any other new technologies, or the Company and the Bank's success or failure in anticipating or responding to such developments, will materially affect the Company's business, financial condition or operating results. Currently, the Bank does not offer Internet-based banking, telebanking, debit or smart cards or other similar technical banking products which are offered by many of the Bank's competitors.

       Year 2000 Issues. The much publicized Year 2000 Issue is the result of computer programs being written using two digits rather than four to define an applicable year. Computer programs with date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

With respect to software used for bank operations, mistakes of this nature could cause disruptions of operations, including, among other things, the temporary inability to process transactions or engage in similar normal business activities. In addition, the Year 2000 Issue increases transaction risk with third parties, including customers.


       The Bank's outside data processing firm has advised the Bank that it intends for its software to be Year 2000 compliant by December 31, 1998; therefore, the data processing firm's software would not be impacted by any date- sensitive calculations related to the Year 2000 Issue. The Bank does not anticipate incurring any extra costs from the data processing firm in connection with the Year 2000 Issue and the Bank does not believe that its operations will be materially impacted by the Year 2000 Issue, assuming that the data processing firm fulfills its representation to the Bank that its software will be Year 2000 compliant by December 31, 1998. However, there can be no assurance that the data processing system will be Year 2000 compliant, and such failure may have a material adverse effect on the Company and the Bank's earnings, cash flows and overall financial condition.

       In addition to risks relating to internal Year 2000 compliance, the Bank may be vulnerable to the failure of customers to remedy their own Year 2000 issues. See "BUSINESS OF THE BANK--Year 2000."

       Control by Management. As of August 30, 1998, a total of 163,820 shares of Common Stock were owned by directors, officers and related parties of the Company, representing approximately 54.61% of the Common Stock outstanding before the Offering. In addition, as of August 30, 1998, options to purchase an aggregate of 30,180 shares of Common Stock were owned by directors and officers. Assuming the directors and officers were able to exercise all of such options, the directors, officers and related parties would beneficially own approximately 58.76% of the Common Stock outstanding before the Offering. See "REMUNERATION OF DIRECTORS AND OFFICERS - Stock Option Plan."

       It is anticipated that the Company's directors and officers, together with their immediate families, will purchase, directly or indirectly, an aggregate of approximately 21,522 Units in the Offering. On a pro forma basis, assuming the sale of the minimum of 125,000 Units and the maximum of 312,500 Units, respectively, and the exercise of the options granted to the directors and officers as of August 30, 1998, but without assuming the exercise of any

Warrants issued in the Offering, directors, officers and related parties of the Company would beneficially own approximately 47.35% and 33.53% respectively, of the outstanding Common Stock of the Company.


       The current and anticipated ownership by management as described above, together with the influence that may be exerted by such persons due to their positions with the Company, will result in management's ability to continue to effectively control the Company and the Bank following the Offering. See "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS."


       Broad Discretion as to Use of Proceeds. Other than the allocation of $205,000 of the proceeds of the Offering for use in connection with opening a branch in Towson, Maryland, the proceeds of the Offering will be used to provide the Bank with additional capital, to further the branch expansion strategy, for loan originations, investments and general corporate and banking purposes. Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of the Offering. Purchasers of Units will necessarily depend upon the judgment of management. See "USE OF PROCEEDS."


       Pricing of Units. The Offering Price of $12.00 per Unit and the exercise price of the Warrants was determined by the Company's Board of Directors in consultation with the Company's financial advisor, Hopper Soliday. These prices are not based upon earnings or any significant history of operations of the Company and should not be construed as indicative of the present or anticipated future value of the Common Stock. No assurance can be given that the Common Stock purchased in the Offering or acquired through exercise of the Warrants will be able to be resold at or above the purchase or exercise price. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION" and "CAPITALIZATION."


       Dilution. The Company's current stockholders acquired their shares of Common Stock at a cost below the price at which the Units are being offered in this Offering and were issued warrants to purchase shares of Common Stock (the "Dividend Warrants"), as a dividend, with an exercise price below and upon different terms and conditions than the Warrants. In addition, options to purchase shares of Common Stock have been granted under the Company's stock option plan with exercise prices which are less than the Offering Price of the Units. Furthermore, the Offering Price of the Units is higher than the current book value per share of the Common Stock.

       Consequently, after giving effect to the sale of Units in the Offering and the deduction of Selling Agent commissions and estimated Offering expenses, but attributing no part of the Offering Price of the Units to the Warrants, the fully diluted net tangible book value of the Company as of June 30, 1998 would be $9.08 per share of Common Stock if the Minimum Number of Units is sold, and $9.52 per share of Common Stock if the Maximum Number of Units is sold. This would represent an immediate dilution of $2.92 (or 24.33% of the Offering Price) and $2.48 (or 20.67% of the Offering Price) per share to investors in the Units, respectively.

       The Company also may issue additional shares of Common Stock or preferred stock in the future, and any such stock offerings could be dilutive to the holdings of purchasers in this Offering. See "DILUTION," "BUSINESS OF THE COMPANY - General," "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Dividend Warrants," "REMUNERATION OF DIRECTORS AND OFFICERS - Stock Option Plan" and "SHARES AVAILABLE FOR FUTURE SALE."


       Illiquid Securities; Limited Market for Securities. There is no established active public trading market for the Common Stock, although the Common Stock is quoted on the OTC Bulletin Board operated by the National Association of Securities Dealers and reported in the National Daily Quotation Bureau "Pink Sheets" under the symbol "AMBB." Prior to this Offering, there has been no public market for the Units or the Warrants.

       Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Market makers on the OTC Bulletin Board and in the Pink Sheets are not required to maintain a continuous two sided market, are required to honor firm quotations for only a limited number of shares, and are free to withdraw firm quotations at any time. Even with a market maker, factors such as the limited size of this Offering and the limited number of current stockholders of the Company, the lack of earnings history for the Company and the absence of a reasonable expectation of dividends within the near future means that there can be no assurance of the development in the foreseeable future of an active and liquid market for the Common Stock or the Warrants. Even if a market develops, there can be no assurance that a market will continue, or that stockholders will be able to sell their Common Stock and Warrants at or above the Offering Price. In addition, the development of any trading market for the Common Stock and Warrants may be adversely impacted by the large amounts of shares of Common Stock held by directors and officers of the Company, since shares held by such persons generally are not freely tradeable. If a market for the Common Stock and Warrants does not develop, any investment in the Units will be highly illiquid, and purchasers in this Offering may not be able to liquidate their investments in the event of an emergency or for any other reason. Purchasers of Units in the Offering should carefully consider the potentially illiquid and long-term nature of their investment. See "SHARES AVAILABLE FOR FUTURE SALE."


       Direct Public Offering; No Firm Commitment Underwriting. No commitment exists for an underwriter to purchase any Units in the Offering. The Company is offering the Units directly or through Selling Agents on a "best efforts" basis and no assurance can be given that any Units will be sold. Neither Hopper Soliday nor any other Selling Agent has any obligation or commitment to purchase any Units in the Offering. See "TERMS OF THE OFFERING; PLAN OF DISTRIBUTION."


       Investors May Be Unable to Exercise Warrants. The Warrants may be exercised only if a current prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants is then in effect and only if such shares of Common Stock are qualified for sale or exempt from registration under the securities laws of the states in which the purchasers reside. Beginning on ______ (the date the Warrants are first exercisable), the Company will in good faith use its best efforts to make all necessary filings under the Securities Act, and to take appropriate action under federal law and the securities laws of those states where the Units were initially offered to permit the issuance of the Common Stock issuable upon exercise of the Warrants. However, there can be no assurance that the Company will be able to take such action, and the failure to do so may cause the exercise of the Warrants or the resale or other disposition of the Common Stock issued upon such exercise to become unlawful. In addition, in the event a purchaser of Units in the Offering relocates to a state in which the Units were not initially offered, or in the event that a purchaser of Warrants in the open market resides in a state in which the Units were not initially offered, the exercise of the Warrants or the resale or other disposition of the Common Stock issued upon such exercise by such holders may be unlawful. See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Warrants."


       Effect of Outstanding Warrants. The terms on which the Company might obtain additional financing during the periods that the Warrants and the Dividend Warrants are outstanding may be adversely affected by the existence of the Warrants and the Dividend Warrants. The holders of such warrants may exercise their warrants at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided for in the Warrants or the Dividend Warrants.

                                    DILUTION

       The difference between the Offering Price of a Unit and the net tangible book value per share of the Common Stock after the Offering constitutes dilution to purchasers of Units in the Offering. The net tangible book value of the Company is the aggregate amount of the Company's tangible assets less its total liabilities. The net tangible book value per share represents the net tangible book value of the Company divided by the number of shares of Common Stock outstanding.

       As of June 30, 1998, the net tangible book value of the Company was $2,329,000, or $7.76 per share of the Company's Common Stock. On a fully diluted basis, giving effect to options granted to purchase 29,840 shares of Common Stock as of June 30, 1998, and the Dividend Warrants granted on September 2, 1998, the net tangible book value of the Company as of June 30, 1998 would be $8.94 per share.


       After giving effect to the sale of the Minimum and Maximum Number of Units in the Offering (after deducting Selling Agent commissions and estimated Offering expenses), and attributing no part of the Offering Price of the Units to the Warrants, the fully diluted net tangible book value of the Company as of June 30, 1998 would be $9.08 per share or $9.52 per share, respectively. This would represent an immediate increase in net tangible book value per share of $0.14 and $0.58 to existing stockholders, assuming the sale of the Minimum and Maximum Number of Units, respectively, and an immediate dilution of $2.92 and $2.48 per share to investors in the Units, respectively, assuming the sale of the Minimum and Maximum Number of Units. The information presented assumes a Selling Agent commission is paid on all Units sold. To the extent that sales are not made through a Selling Agent, the extent of the dilution would be reduced.


                                                Minimum            Maximum
                                                -------            -------

Offering Price                                  $12.00             $12.00
Fully diluted net tangible book value
       per share before Offering          8.94                 8.94
Increase to existing stockholders         0.14                 0.58
                                          ----                 ----

Fully diluted net tangible book value
       per share after Offering                   9.08               9.52
                                                ------             ------
Dilution to new investors                       $ 2.92             $ 2.48
                                                ======             ======

       The following table sets forth as of June 30, 1998 (i) the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the price per share paid by the current stockholders, and
(ii) the number of shares of Common Stock included in the Units to be purchased from the Company and total consideration to be paid by new investors (before deducting Selling Agent commissions and estimated Offering expenses) at an Offering Price of $12.00 per Unit and attributing no part of the Offering Price of the Units to the Warrants.


Minimum                                      Shares Purchased             Total Consideration
-------                                      ----------------             -------------------             Average
                                            Number      Percent          Amount          Percent      Price Per Share
                                            ------      -------          ------          -------      ---------------
Current Stockholders                       300,000        70.6%        $3,000,000         66.7%           $10.00
New Investors                              125,000        29.4%         1,500,000         33.3%            12.00
                                           -------       -----         ----------        -----            ------
       Total                               425,000       100.0%        $4,500,000        100.0%           $10.59
                                           =======       =====         ==========        =====            ======




Maximum                                      Shares Purchased             Total Consideration
-------                                      ----------------             -------------------             Average
                                            Number      Percent          Amount          Percent      Price Per Share
                                            ------      -------          ------          -------      ---------------
Current Stockholders                       300,000        49.0%        $3,000,000         44.4%           $10.00
New Investors                              312,500        51.0%         3,750,000         55.6%            12.00
                                           -------       -----         ----------        -----            ------

       Total                               612,500       100.0%        $6,750,000        100.0%           $11.02
                                           =======       =====         ==========        =====            ======

                                USE OF PROCEEDS

       Although the amounts set forth below provide an indication of the proposed use of funds based on the plans and estimates of management, actual amounts may vary from the estimates.


       Upon the sale of the Minimum Number of Units in the Offering, all subscription funds will be released from escrow. The net proceeds to the Company from the sale of the Units offered hereby (after deducting Selling Agent commissions and estimated Offering expenses) are estimated to be between $1,225,000 and $3,340,000. These amounts assume that a Selling Agent commission is paid on all Units sold. To the extent that sales are not made through a Selling Agent, the proceeds to the Company will be increased by $0.72 per Unit.

       Assuming the sale of the Minimum Number of Units in the Offering, it is anticipated that approximately $1,100,000 of net Offering proceeds will be used to make additional capital contributions to the Bank. It is anticipated that the Bank will use approximately $40,000 of the additional capital for leasehold improvements to the Towson branch; approximately $90,000 of the additional capital for furniture, fixtures and equipment for the Towson branch; approximately $50,000 of the additional capital for pre-opening expenses of the Towson branch, including employee related expenses and legal fees associated with obtaining regulatory approval to open the branch; and approximately $25,000 of the additional capital for promotional expenses associated with the opening of the Towson branch. The Bank's remaining additional capital may be used to further the branch expansion strategy, for loan originations, investments and general banking purposes. The approximately $125,000 of remaining Offering proceeds may be used by the Company to further the branch expansion strategy, for general corporate purposes and/or for the provision of additional capital for the Bank.

       Assuming the sale of the Maximum Number of Units in the Offering, it is anticipated that approximately $3,300,000 of net Offering proceeds will be used to make additional capital contributions to the Bank. Approximately $205,000 of such additional capital will be expended by the Bank in the same manner and the same amounts as described above in connection with the Towson branch. The Bank's remaining additional capital may be used to further the branch expansion strategy, for loan originations, investments and general banking purposes. The approximately $40,000 of remaining Offering proceeds may be used by the Company to further the branch expansion strategy, for general corporate purposes and/or for the provision of additional capital for the Bank.

       The following table sets forth the anticipated use of proceeds by the Company and the Bank based on the sale of the Minimum Number and the Maximum Number of Units in the Offering.

By the Company

                                                       Minimum Offering               Maximum Offering
                                                         Proceeds (1)                   Proceeds (2)
                                                    ---------------------          ----------------------
                                                    Amount        Percent          Amount         Percent
                                                    ------        -------          ------         -------
Gross proceeds from Offering................     $ 1,500,000      100.00%       $ 3,750,000       100.00%
Offering expenses...........................        (185,000)      12.33%          (185,000)        4.93%
Selling Agent commissions...................         (90,000)(3)    6.00%          (225,000)(3)     6.00%
Investment in capital stock of the Bank.....      (1,100,000)      73.33%        (3,300,000)       88.00%
                                                ------------      ------       ------------       ------
Remaining proceeds..........................    $    125,000(4)     8.33%      $     40,000(4)      1.07%
                                                ============      ======       ============       ======

(1) Assumes that 125,000 Units are sold in the Offering at $12.00 per Unit.
(2) Assumes that 312,500 Units are sold in this Offering at $12.00 per Unit.
(3) Assumes that a Selling Agent commission is paid on all Units sold.
(4) This amount may be used by the Company to further the branch expansion strategy, for general corporate purposes and/or for the provision of additional capital for the Bank.

By the Bank

                                                       Minimum Offering               Maximum Offering
                                                         Proceeds (1)                   Proceeds (2)
                                                    ---------------------          ----------------------
                                                    Amount (1)    Percent          Amount (2)     Percent
                                                    ----------    -------          ----------     -------
Investment by the Company in the
Bank's capital stock........................        $1,100,000      100.00%        $3,300,000       100.00%

Towson branch expenses......................          (205,000)(3)   18.64%          (205,000)(3)     6.21%
                                                    ----------      ------         ----------        -----
Remaining proceeds..........................        $  895,000(4)    81.36%        $3,095,000(4)     93.79%
                                                    ==========      ======         ==========        =====

(1) Assumes that 125,000 Units are sold in the Offering at $12.00 per Unit.
(2) Assumes that 312,500 Units are sold in this Offering at $12.00 per Unit.
(3) Of this amount, approximately $40,000 will be used for leasehold improvements to the Towson branch; approximately $90,000 will be used for furniture, fixtures and equipment for the Towson branch; approxiamtely $50,000 will be used for pre-opening expenses of the Towson branch, including employee related expenses and legal fees associated with obtaining regulatory approval to open the branch; and approximately $25,000 will be used for promotional expenses associated with opening the Towson branch.
(4) This amount may be used by the Bank to further the branch expansion strategy, for loan originations, investments and general banking purposes.

       Management believes that if the Minimum Number of Units is sold in the Offering, the approximately $1,100,000 of additional capital will provide the Bank with the capital necessary to receive regulatory approval from the OTS to open the Towson branch, although there can be no assurance that this will be the case. If the Minimum Number of Units is sold in the Offering, but regulatory approval for the Bank to open a Towson branch is not obtained, the Company and the Bank will use all the proceeds from the sale of the Minimum Number of Units to further the branch expansion strategy, for loan originations, investments and general corporate and banking purposes. See "RISK FACTORS - No Assurance of Ability to Open New Branch."


       Management believes that if the Maximum Number of Units is sold in the Offering, the approximately $3,300,000 of additional capital will provide the Bank with the capital necessary to receive regulatory approval from the Commissioner to consummate the Conversion, although there can be no assurance that this will be the case. Management also believes that if the Conversion is consummated, the Bank will receive approval from the Commissioner to open the Towson branch, although there can be no assurance that this will be the case. If the Maximum Number of Units is sold in the Offering, but regulatory approval to consummate the Conversion is not obtained, the Company and the Bank will use all the proceeds from the sale of the Maximum Number of Units to further the branch expansion strategy, for loan originations, investments and general corporate and banking purposes. See "RISK FACTORS - Potential Delay in Completion or Denial of Conversion Plan."

                  TERMS OF THE OFFERING; PLAN OF DISTRIBUTION

GENERAL

       The Company is offering for sale a minimum of 125,000 Units and a maximum of 312,500 Units at a purchase price of $12.00 per Unit to raise gross proceeds between $1,500,000 and $3,750,000. The Company has established a minimum subscription of 200 Units ($2,400.00) and a maximum subscription of 17,000 Units ($204,000). However, the Company reserves the right to waive these limits without notifying any subscriber.


       It is anticipated that the directors and officers of the Company, together with members of their immediate families, will purchase, directly or indirectly, an aggregate of approximately 21,522 Units to be sold in the Offering (17.22% if the Minimum Number of Units is sold and 6.89% if the Maximum Number of Units is sold), which Units have been reserved for their purchase. The directors and officers may purchase additional Units in the Offering if necessary to permit the Company to sell the Minimum Number of Units in the Offering, and they may purchase additional Units even if the Company has sold the Minimum Number of Units in the Offering. Any Units purchased by the directors and officers in excess of their original commitment will be purchased for investment and not with a view to the resale of such Units.


       Subscriptions to purchase Units will be received until 12:00 p.m. EST, on December 31, 1998, unless all of the Units offered hereby are earlier sold or the Offering is earlier terminated or extended by the Company. The Company reserves the right to terminate the Offering at any time or to extend the expiration date for additional periods not to extend beyond March 31, 1999. The date the Offering expires (as possibly extended) is referred to herein as the "Expiration Date." No written notice of an extension of the Offering need be given prior to any extension and any such extension will not alter the binding nature of subscriptions already accepted by the Company.

       Following acceptance by the Company, subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company. In addition, the Company reserves the right to cancel accepted subscriptions at any time and for any reason until the proceeds of the Offering are released from escrow, and the Company reserves the right to reject, in whole or in part and in its sole discretion, any subscription. The Company may, in its sole discretion, allocate Units among subscribers in the event of an oversubscription for the Units. In determining which subscriptions to accept, in whole or in part, the Company may take into account the order in which subscriptions are received and a subscriber's potential to do business with or to direct customers to the Bank.

       In the event the Company rejects all, or accepts less than all, of any subscription, the Company or the Selling Agent will refund promptly, without interest or deductions of any kind, the amount remitted that corresponds to Twelve Dollars ($12.00) multiplied by the number of Units as to which the subscription was not accepted. If the Company accepts a subscription but in its discretion subsequently elects to cancel all or part of such subscription, the Company or the Selling Agent will refund promptly the amount remitted that corresponds to Twelve Dollars ($12.00) multiplied by the number Units as to which the subscription was canceled, together with any interest earned thereon.

HOPPER SOLIDAY

       The Company has engaged Hopper Soliday as its exclusive financial advisor in connection with the Offering. Hopper Soliday also may make offers and sales of the Units on behalf of the Company on a best-efforts basis. Hopper Soliday is located at 1703 Oregon Pike, Lancaster, Pennsylvania 17601, and is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

       For its financial advisory services, the Company has paid Hopper Soliday a fee of $25,000, and has agreed to reimburse Hopper Soliday for reasonable out-of-pocket and legal expenses not to exceed, without the Company's approval, $3,000 and $7,500, respectively.

METHOD OF OFFERING

       The Units will be offered and sold by the Company by one of the Company's directors, to whom no commissions or other compensation will be paid on account of such activity, although such person will be reimbursed for reasonable expenses incurred in the Offering.


       In addition, offers and sales of the Units may be made on behalf of the Company on a best-efforts basis by Hopper Soliday and such other registered broker-dealers as may be engaged by Hopper Soliday (each, a "Selling Agent"). On sales effected through a Selling Agent, the Company will pay a sales commission of $0.72 per Unit. Neither Hopper Soliday nor any other Selling Agent has any obligation or commitment to purchase any Units in the Offering.


       The Company has agreed to indemnify Hopper Soliday and any other Selling Agent, to the extent allowed by law, for reasonable costs and expenses incurred in connection with certain claims and liabilities, including certain liabilities under the Securities Act.

CONDITIONS OF THE OFFERING AND RELEASE OF FUNDS


       Subscription proceeds for Units subscribed for will be deposited promptly in an interest-earning escrow account with The First National Bank of Maryland, as escrow agent (the "Escrow Agent"), under the terms of an escrow agreement (the "Escrow Agreement"), pending the sale of the Minimum Number of Units or the termination of the Offering. Neither the Company nor any of its officers or directors is affiliated with the Escrow Agent. The Offering will be terminated, no Units will be sold, and no subscription proceeds will be released from escrow to the Company unless on or before the Expiration Date the Company has accepted subscriptions and payment in full for the Minimum Number of Units.


       If the above condition is not satisfied by the Expiration Date or the Offering is otherwise earlier terminated, accepted subscription agreements will be of no further force or effect. In either event, the Company or the Selling Agents will promptly return to all subscribers all subscription funds together with any interest earned thereon.

       The Escrow Agent has not investigated the desirability or advisability of an investment in the Units by prospective investors and has not approved, endorsed or passed upon the merits of an investment in the Units. Subscription funds held in escrow will, at the direction of the Company, be invested by the Escrow Agent only in bank accounts, including savings accounts and bank money market accounts, short-term certificates of deposit issued by a bank or short-term securities issued or guaranteed by the United States Government. In no event will the subscription proceeds held in escrow be invested in instruments that would mature after the Expiration Date.


       If the Minimum Number of Units is sold, the subscription amounts held in escrow, including any interest earned thereon, shall be released to the Company for its immediate use. Any subscription proceeds accepted after the sale of the Minimum Number of Units but before termination of the Offering will be deposited in a non-escrow deposit account with The First National Bank of Maryland pending acceptance or rejection of subscriptions. Upon acceptance, such proceeds will be available for immediate use by the Company. See "USE OF PROCEEDS."


HOW TO SUBSCRIBE

       Use of Subscription Agreement. Units may be subscribed for by executing and delivering (by mail or in person) to the Company the subscription agreement (the "Subscription Agreement") attached hereto as Exhibit A on or prior to 12:00 p.m. EST on December 31, 1998, unless the Offering is extended by the Company for additional periods not to extend beyond March 31, 1999, together with full payment of the purchase price for all Units for which subscription is made. Subscribers should retain a copy of the completed Subscription Agreement for their records.

       The method of delivery of the Subscription Agreement and payment of the aggregate purchase price to the Company will be at the election and risk of subscribers, but if sent by mail, the Company recommends that such Subscription Agreement and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the Company and clearance of payment prior to the Expiration Date. Because uncertified checks may take five business days to clear, subscribers are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.


       In the event a Subscription Agreement (i) is not received; (ii) is defectively completed or executed; or (iii) is not accompanied by the full required payment for the Units subscribed, the Company may, but will not be required to, waive any irregularity on any Subscription Agreement or require the submission of corrected Subscription Agreements or the remittance of full payment for subscribed Units by such date as the Company may otherwise specify. The waiver of any irregularity in no way obligates the Company to waive any other irregularity. Waivers will be considered on a case by case basis. The Company reserves the right in its sole discretion to accept or reject subscriptions received on photocopies or facsimile Subscription Agreements. The interpretation by the Company of the acceptability of Subscription Agreements will be final.

       Payment for Units. For subscriptions to be valid, payment for all subscribed Units, computed on the basis of the Offering Price, must accompany all properly completed Subscription Agreements on or prior to the Expiration Date. Payment may be made (i) in cash if delivered in person; (ii) by check or money order drawn to the order of The First National Bank of Maryland, Escrow Agent; or (iii) by wire transfer of funds to the escrow account at The First National Bank of Maryland, Escrow Agent, Account No. 19185092, ABA No. 052000113.


       Purchases through a Selling Agent. Subscribers who elect to purchase Units from a Selling Agent are advised that the Selling Agent will be required either (i) upon receipt of an executed Subscription Agreement or direction to execute a Subscription Agreement on behalf of a subscriber, to forward the aggregate purchase price to the Escrow Agent on or before 12:00 p.m., prevailing time, of the business day next following receipt of such executed Subscription Agreement or direction to execute a Subscription Agreement; or (ii) upon receipt of confirmation by such Selling Agent of a subscriber's interest in purchasing Units, and following an acknowledgment by such Selling Agent to such subscriber on the next business day next following receipt of confirmation, to debit the account of such investor on the third business day next following receipt of confirmation and to forward the aggregate purchase price to the Escrow Agent on or before 12:00 p.m., prevailing time, of the business day next following such debiting.

ISSUANCE OF CERTIFICATES

       After the sale of the Minimum Number of Units and the receipt of escrowed funds by the Company, certificates representing shares of Common Stock and Warrants which are part of Units duly subscribed and paid for will promptly be issued by the Company to the subscribers. Such certificates will be mailed at the address noted on the Subscription Agreement. Any certificates returned as undeliverable will be held until claimed by persons legally entitled thereto or otherwise disposed in accordance with applicable law.

                                 CAPITALIZATION

       The following table presents the capitalization of the Company as of June 30, 1998, and as adjusted to give effect to the sale of the Minimum and Maximum Number of Units in the Offering, less Selling Agent commissions and the estimated Offering expenses.

                                                                                  As of June 30, 1998
                                                                                  -------------------
                                                                      As Adjusted for the        As Adjusted for the
                                                                      Sale of the Minimum        Sale of the Maximum
                                                       Actual           Number of Units           Number of Units
                                                       ------           ---------------           ---------------
Stockholder's Equity:

Common Stock, par value $0.01 per share;                  $3,000               $4,000                     $6,000
     5,000,000 shares authorized; 300,000
     shares issued and outstanding; 425,000
     shares issued and outstanding (as
     adjusted for sale of Minimum Number
     of Units); 612,500 shares issued and
     outstanding (as adjusted for sale of
     Maximum Number of Units)(1)(2)(3)
  Preferred Stock, par value $0.01 per                        --                   --                         --
     share; 5,000,000 shares authorized; no
     shares issued or outstanding
  Additional paid in capital(4)                        2,847,000            4,071,000                  6,184,000
  Accumulated deficit                                   (131,000)            (131,000)                  (131,000)
                                                      ----------           ----------                 ----------
  Total stockholder's equity                          $2,719,000           $3,944,000                 $6,059,000
                                                      ==========           ==========                 ==========


(1) Does not include 29,840 shares of Common Stock reserved for issuance as of June 30, 1998 upon exercise of outstanding options pursuant to the Company's stock option plan. All of such options have an exercise price of $10.00 per share. See "REMUNERATION OF DIRECTORS AND OFFICERS - Stock Option Plan" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS."


(2) Does not include between 125,000 and 312,500 shares of Common Stock, based upon the sale of the Minimum and Maximum Number of Units, respectively, issuable upon exercise of the Warrants.

(3) Does not include up to 300,000 shares of Common Stock issuable upon exercise of the Dividend Warrants. The Dividend Warrants have an exercise price of $10.00 per share. See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS
       - Dividend Warrants."


(4) The Selling Agent commissions and the Offering expenses will be charged against this account. Offering expenses are estimated to be $185,000. Selling Agent commissions are estimated at $90,000 assuming the sale of the Minimum Number of Units and $225,000 assuming the sale of the Maximum Number of Units. The amount of Selling Agent commissions assumes a Selling Agent commission is paid on all Units sold. To the extent that sales are not made through a Selling Agent, the proceeds to the Company will be increased by $0.72 per Unit.

                                DIVIDEND POLICY

       The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all of its earnings, if any, to provide funds to operate and expand the Company. Consequently, there are no plans for any cash dividends to be paid in the near future. The Company's ability to pay any cash dividends to its stockholders in the future will depend primarily on the Bank's ability to pay cash dividends to the Company. The payment of dividends may be made only if the Bank and the Company are in compliance with certain applicable regulatory requirements governing the payment of dividends by each of them. In addition, the payment of cash dividends by the Company is subject to the discretion of the Company's Board of Directors, which will consider a number of factors, including the Company's future earnings, financial condition, cash needs and general business condition. See "SUPERVISION AND REGULATION - Depository Institution Regulation - Limitation on Capital Distributions" and "- Holding Company Regulation After the Conversion - Dividends."

                            BUSINESS OF THE COMPANY

GENERAL

       AmericasBank Corp. (the "Company") was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to own all of the outstanding shares of capital stock of a federal stock savings bank to be named AmericasBank (the "Bank"). On April 15, 1997, the Office of Thrift Supervision (the "OTS") granted the Company the necessary approvals to acquire the capital stock of the Bank and to become a savings and loan holding company of the Bank. The Company acquired all of the Bank's capital stock and the Bank opened on December 1, 1997. The Bank currently has one branch in Baltimore, Maryland.


       On December 30, 1997, the Company formed AmericasBank Holdings Corporation, a Maryland corporation, as a wholly owned subsidiary of the Company. On December 31, 1997, AmericasBank Holdings Corporation purchased a building located at 500 York Road, Towson, Maryland 21286 (the "Towson Property"), from NationsBank, N.A. ("NationsBank"). Until July 1997, the Towson Property had served as a branch of NationsBank. AmericasBank Holdings Corporation also purchased certain furniture, fixtures and equipment utilized by NationsBank in its operation of the branch. AmericasBank Holdings Corporation paid NationsBank approximately $650,000 for the Towson Property and the related furniture, fixtures and equipment. The money for the purchase was loaned to AmericasBank Holdings Corporation by the Company. Subject to, among other things, regulatory approval, management believes that the sale of the Minimum Number of Units in the Offering will enable the Company to utilize the Towson Property as a branch of the Bank. Prior to utilizing the Towson Property as a branch of the Bank, the Company may determine to transfer ownership of the Towson Property and the related furniture, fixtures and equipment from AmericasBank Holdings Corporation to the Bank. See "USE OF PROCEEDS" and "BUSINESS OF THE BANK."


       On September 2, 1998, the Company issued to the holders of record of its Common Stock on September 1, 1998, a dividend of one common stock purchase warrant for each share of Common Stock then held by the stockholders (the "Dividend Warrants"). Each Dividend Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $10.00 per share, subject to adjustment for certain events, beginning any time after April 1, 2000, until the Dividend Warrant's expiration at 5:00 p.m. EST, on September 1, 2008. The Dividend Warrants contain anti-dilution provisions which are substantially similar to those contained in the Warrants. See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Dividend Warrants."

       Assuming the sale of the Maximum Number of Units in the Offering or such lesser amount as may be necessary to obtain regulatory approval, the Company intends to cause the Bank, subject to regulatory approval, to convert from a federal stock savings bank to a Maryland savings and loan association, and immediately thereafter to a Maryland commercial bank, also named AmericasBank (the "Conversion"). Both before and after the Conversion, AmericasBank is referred to in this Prospectus as the "Bank." The purpose of the Conversion is to provide the Bank with additional operating flexibility and to enhance its ability to provide a broader range of banking products and services to its community. There can be no assurance that the Bank and the Company will obtain the necessary regulatory approval to consummate the Conversion. See "THE CONVERSION."

       The Company currently is classified as a non-diversified unitary savings and loan holding company and, as such, the Company may engage in certain non-banking activities that the OTS has deemed to be closely related to banking. See "SUPERVISION AND REGULATION - Holding

Company Regulation Prior to the Conversion." Upon consummation of the Conversion, the Company will be a bank holding company under the Bank Holding Company Act of 1956, as amended, and generally will be limited to banking and banking related activities. See "SUPERVISION AND REGULATION - Holding Company Regulation After the Conversion." Currently, the Company has no present intention of engaging in any activity other than owning all of the outstanding shares of capital stock of the Bank and the outstanding shares of capital stock of AmericasBank Holdings Corporation. However, if circumstances should lead the Company's management to determine that it would be beneficial for the Company to engage in other activities, management of the Company would have the flexibility to do so, subject to the applicable regulatory requirements.

       The Company has no significant assets other than its interests in the Bank and AmericasBank Holdings Corporation. Accordingly, the Company's earnings are primarily dependent upon dividends received by the Company from the Bank, which dividends are dependent on the Bank's profitability and the Bank's compliance with certain regulatory requirements.

EMPLOYEES


       At the present time, the Company does not have and does not intend to have any employees.


PROPERTY

       The Company's executive offices are located at 3621 East Lombard Street, Baltimore, Maryland 21224, and its telephone number is (410) 342-8303. Upon opening a branch of the Bank at the Towson Property, the Company's executive offices will be moved to the Towson Property, which is located at 500 York Road, Towson, Maryland 21286, and its telephone number will be (410) 823-0500. Towson, Maryland is the county seat of Baltimore County, Maryland.

       The East Lombard Street property contains approximately 2,000 square feet in a converted two-story rowhome that has been utilized as a bank since 1927. The property is owned by the Company.


       The Towson Property contains approximately 2,700 square feet of retail banking space on the first floor, approximately 1,800 square feet of office space on the second floor and approximately 2,500 square feet of retail office space on the basement level. Until July 1997, the Towson Property had been utilized as a branch of NationsBank. The Towson Property currently is owned by the Company's wholly owned subsidiary, AmericasBank Holdings Corporation. Prior to utilizing the Towson Property as a branch of the Bank, the Company may determine to transfer ownership of the Towson Property from AmericasBank Holdings Corporation to the Bank.

                             BUSINESS OF THE BANK.

GENERAL

       On June 5, 1996, the organizers of the Company and the Bank (the "Organizers") filed an application with the OTS to organize the Bank as a federal stock savings bank. On April 15, 1997, the OTS conditionally approved the application, and the Bank obtained all necessary regulatory approvals to commence banking operations as of December 1, 1997. Effective as of December 1, 1997, the Bank commenced banking operations. The Bank's deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") and the Bank is a member of the Federal Home Loan Bank System.

       Effective as of December 1, 1997, the Bank also purchased certain assets and assumed certain deposit liabilities primarily related to the Baltimore, Maryland branch office of Rushmore Trust and Savings, FSB ("Rushmore"), located at 3621 East Lombard Street, Baltimore, Maryland 21224 (the "Baltimore Branch"). This transaction was initiated when Kenneth Pezzula, a director of the Company, and an organizer of the Bank, as well as a director of Rushmore, approached management of Rushmore to propose the sale of the Baltimore Branch to a group desiring to establish a new community bank. As of October 31, 1997, Mr. Pezzula resigned as a member of the Board of Directors of Rushmore.


       The Bank assumed deposits booked at Rushmore's Baltimore Branch totaling approximately $7,680,000 (the "Baltimore Branch Deposits"). The Bank acquired all of Rushmore's loans, including accrued interest and charges thereon, originated at the Baltimore Branch (the "Baltimore Branch Loans"), and certain of Rushmore's loans, including accrued interest and charges thereon, originated at Rushmore's Montgomery County, Maryland branch office (the "Montgomery County Loans") (the Baltimore Branch Loans and the Montgomery County Branch Loans are collectively referred to in this Prospectus as the "Rushmore Loans"). At closing, the Rushmore Loans totaled approximately $6,504,000. In addition, at closing, the Bank acquired certain assets related to the operation of the Baltimore Branch (the "Baltimore Branch Assets"), which assets are being used by the Bank in its operations. The Baltimore Branch Assets included the Baltimore Branch's real property, building and improvements and all of the Baltimore Branch's fixtures, furnishings, equipment, furniture and other tangible personal property. The purchase price for the Baltimore Branch Assets totaled approximately $80,000. At closing, the Bank also paid Rushmore $50,000 for its agreement not to compete with the Bank, and a deposit premium of 3.5% of the Baltimore Branch Deposits (plus accrued interest) less $105,000, which totaled approximately $164,000. Finally, at closing, the Bank was given a credit for $120,000 in deposits that it had paid Rushmore through November 30, 1997.


STRATEGY


       The Bank is a community-oriented financial institution. Its business has been to attract retail deposits and to seek to invest those deposits, together with funds generated from operations and borrowings, in one-to four-family mortgage loans. Over 80% of the loans acquired from Rushmore were one-to-four family mortgage loans. To a lesser extent, the Bank has sought to invest in home equity and second trust loans, multi-family loans, commercial real estate loans, commercial business loans, construction and lot loans (primarily for one- to four-family home construction for the borrower) and consumer loans. The Bank's deposit base is comprised of various deposit products including checking accounts, insured investment accounts, statement savings accounts, passbook deposit accounts, money market accounts, certificates of deposit and individual retirement accounts. See "RESULTS OF OPERATIONS."

       Management has determined that as a result of recent consolidations of financial institutions, the Bank's current and potential market areas are not being adequately served by existing financial institutions and that there is an increasing local demand for commercial real estate, commercial business, construction and consumer loans offered by a truly community-oriented financial institution. As a result, the Bank will seek to convert from a federal stock savings bank to a Maryland commercial bank and management will refocus the Bank's lending strategy. Pursuant to this strategy, while continuing to pursue its existing business of seeking to originate mortgage loans for the purpose of financing and refinancing one-to-four family residential properties, the Bank intends to expand gradually its commercial real estate, commercial business, construction and consumer lending. See "THE CONVERSION."

       The Bank offers direct deposit of payroll and social security checks and automatic drafts for various accounts to its customers. To provide additional convenience to its customers, the Bank participates in the HONOR Automatic Teller Machine Network at locations throughout the United States, through which customers can gain access to their accounts at any time. Although the Bank's East Lombard Street branch does not have an automatic teller machine, an AmericasBank automatic teller machine currently is operational at the Towson Property. Although it does not currently do so, the Bank intends to offer its customers cash management services, safe deposit boxes and travelers checks.

       The Bank's objective is to create a customer-driven financial institution focused on providing value to customers by delivering products and services matched to the customers' needs. Management believes that customers will be drawn to a locally owned and managed institution that demonstrates an active interest in its customers and their business and personal financial needs.

       The banking industry in the Bank's market area has experienced substantial consolidation in recent years. Many of the area's locally owned or managed financial institutions have either been acquired by large regional bank holding companies or have been consolidated into branches. This consolidation has been accompanied by increasing fees for bank services, the dissolution of local boards of directors, management and personnel changes and, in the perception of management, a decline in the level of customer service. With recent changes in interstate banking regulation, this type of consolidation is expected to continue.

       The Bank intends to pursue a strategy of long term growth by competing for loans and deposits in its market area, establishing a new branch office in Towson, Maryland and by opening additional branches, either through internal growth or through acquisitions of existing financial institutions or branches thereof. The Bank's ability to expand internally by establishing new branch offices will be dependent on the ability to identify advantageous locations for such branches and to fund the development of new branches. The ability to grow through selective acquisitions of other financial institutions or branches of such institutions will be dependent on successfully identifying, acquiring and integrating such institutions or branches. Furthermore, the success of the branch expansion strategy will be dependent upon the Bank's access to capital, its ability to attract and train or retain qualified employees and its ability to obtain regulatory approvals. The branch expansion strategy anticipates losses from branch operations until such time as branch deposits and the volume of other banking business reach the levels necessary to support profitable branch operations. At this time, other than the plan to open a Towson branch, the Company and the Bank have no specific plans regarding new branch offices or acquisitions of existing financial institutions or branches thereof.

       There can be no assurance that the Bank will be able to generate internal growth or identify attractive acquisition candidates, acquire such candidates on favorable terms, or successfully integrate any acquired institutions or branches into its operations. In addition, the Bank's inability to implement the branch expansion strategy could negatively impact the Bank's long term ability to successfully compete in the marketplace.

LOCATIONS AND SERVICE AREA

       Currently, the Bank's sole branch is located at 3621 East Lombard Street, Baltimore, Maryland 21224.


       Management intends, subject to regulatory approval, to open a branch of the Bank at the Towson Property, which is located at 500 York Road, Towson, Maryland 21286. Upon opening a branch at the Towson Property, the Bank's executive offices will move to the Towson Property. Towson, Maryland is the county seat of Baltimore County, Maryland.


       Management anticipates that the Bank will draw most of its customer deposits and conduct most of its lending transactions from within the area surrounding its branch offices as well as from within the Baltimore metropolitan area.

COMPETITION

       The Baltimore metropolitan area is a highly competitive market for financial services and the Bank faces intense competition both in making loans and in attracting deposits. The Bank faces direct competition from a significant number of financial institutions operating in the Bank's market area, many with a state-wide or regional presence and in some cases a national presence. In addition, the Bank competes with other community banks in its market area that have substantially the same business philosophy and strategy as the Bank. Many of these financial institutions have been in business for many years, have established customer bases, are significantly larger and have greater financial resources than the Bank has and are able to offer certain services that the Bank is not able to offer. In addition, the Bank faces competition for deposits and loans from non-bank institutions such as brokerage firms, credit unions, insurance companies, money market mutual funds and private lenders.

       Any change in governmental economic and monetary policy, banking and credit regulations and general economic conditions, which changes are beyond the control of the Bank, also can affect the demand for the Bank's services. The rates of interest payable on deposits and chargeable on loans will be affected by fiscal policy as determined by various governmental and regulatory authorities, in particular the Federal Reserve, as well as by national, state and local economic conditions. Through open market transactions, variations in the discount rate and the establishment of reserve requirements, the Federal Reserve exerts considerable influence over the cost and availability of funds obtainable for lending or investing. These actions may at times result in significant fluctuations in interest rates, which could have adverse effects on the operations of the Bank. The nature or extent of any effects which monetary policies or economic conditions might have on the business and earnings of the Bank cannot be predicted.

EMPLOYEES


       As of August 30, 1998, the Bank had four full-time employees and one part-time employee. It is anticipated that the branch office at the Towson Property will have four full-time and one part-time employee.

Year 2000

       The Bank contracts with an outside firm to provide data processing services. The Bank's contract with this firm is schedule to expire on December 1, 2000. The data processing firm has advised the Bank that it intends for its software to be Year 2000 compliant by December 31, 1998; therefore, the data processing firm's software would not be impacted by any date-sensitive calculations related to the Year 2000 Issue. The Bank does not anticipate incurring any extra costs from the data processing firm in connection with the Year 2000 Issue. The data processing firm provides the Bank with periodic updates on its progress with regard to the Year 2000 Issue. The Bank does not believe that its operations will be materially impacted by the Year 2000 Issue, assuming that the data processing firm fulfills its representation to the Bank that its software will be Year 2000 compliant by December 31, 1998. However, there can be no assurance that the data processing system will be Year 2000 compliant, and such failure may have a material adverse effect on the Company and the Bank's earnings, cash flows and overall financial condition. In addition to risks relating to internal Year 2000 compliance, the Bank may be vulnerable to the failure of customers to remedy their own Year 2000 issues.

       In addition, in accordance with OTS requirements, the Bank has appointed a Year 2000 Committee and has adopted a written plan detailing the procedures to be followed by management to identify and solve potential problems and to monitor the progress made by the Bank and the data processing firm to avoid Year 2000 problems.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

       The following unaudited pro forma income statement and explanatory notes has been derived from the historical financial statements of the Company and the Baltimore Branch of Rushmore, adjusted to give effect to the transaction with Rushmore. The statement assumes that such transaction occurred at the beginning of the period presented. The unaudited pro forma income statement is not necessarily indicative of the results of operation that would have occurred had the transaction reflected therein occurred on date presented, nor is it indicative of the results of operation of future periods. For audited information regarding the Company and the Baltimore Branch of Rushmore, see the Financial Statements located elsewhere in this Prospectus.

                                  AmericasBank
                           Pro Forma Income Statement
                          For the year ended 12/31/97

                                                                                   The Baltimore
                                                                                Branch of Rushmore
                                                              AmericasBank       Trust and Savings
                                                              For the Year         For the Year           Pro Forma
                                                            Ended 12/31/1997     Ended 11/30/1997        Adjustments        Total
                                                            ----------------     ----------------        -----------        -----
INTEREST INCOME
   Interest income on loans                                   $ 47,000              $505,000            $  67,000  (A)    $ 619,000
   Interest income on investment securities                     63,000                    --                   --            63,000
                                                              --------              --------            ---------         ---------
        Total interest income                                  110,000               505,000               67,000           682,000
INTEREST EXPENSE ON DEPOSITS                                    32,000               331,000                   --           363,000
                                                              --------              --------            ---------         ---------
   Net interest income                                          78,000               174,000               67,000           319,000
PROVISION FOR LOAN LOSSES                                        2,000                    --                   --             2,000
                                                              --------              --------            ---------         ---------
   Net interest income after provision for loan losses          76,000               174,000               67,000           317,000
                                                              --------              --------            ---------         ---------
LATE CHARGES AND OTHER FEES                                         --                17,000                   --            17,000
                                                              --------              --------            ---------         ---------
OTHER OPERATING EXPENSES
   Salaries and benefits                                        11,000               103,000                   --           114,000
   Depreciation and amortization                                10,000                 4,000               76,000  (B)       90,000
   Occupancy expense                                             1,000                    --               10,000  (C)       11,000
   Deposit insurance premiums                                       --                 5,000                   --             5,000
   Other operating expenses                                     95,000                20,000              157,000  (C)      282,000
                                                              --------              --------            ---------         ---------
        Total other operating expenses                         117,000               132,000              243,000           502,000
                                                              --------              --------            ---------         ---------
        (Loss) income before provision for income taxes        (41,000)               59,000             (176,000)         (168,000)
PROVISION FOR INCOME TAXES                                          --                    --                   --                --
                                                              --------              --------            ---------         ---------
          (Loss) income before transfer to Rushmore            (41,000)               59,000             (176,000)         (168,000)
TRANSFER TO RUSHMORE                                                --                59,000              (59,000)               --
                                                              --------              --------            ---------         ---------
   Net loss                                                   $(41,000)             $     --            $(127,000)        $(168,000)
                                                              ========              ========            =========         =========

(A) Reflects the interest income earned on the additional loans acquired that were originated at Rushmore's Montgomery County, Maryland branch office.
(B) Reflects estimated additional depreciation and amortization expense which would be incurred while operating between January 1, 1997 through November 30, 1997 as follows:

        Depreciation:
            Real estate - $50,000 over 15 years                  $ 3,000
            Furnishings - $30,000 over 5 years                     6,000
        Amortization:
            Organization costs - $110,000 over 5 years            22,000
            Premium on loans - $50,000 over 15 years               3,000
            Premium on deposits - $181,000 over 5 years           36,000
            Covenant not to compete - $50,000 over 3 years        17,000
                                                                 -------
                  Total estimated                                 87,000
                                                                 -------
                  Total estimated for 11 months                   80,000
        Less: Depreciation expense recognized in the
                  Baltimore Branch financial statements           (4,000)
                                                                 -------
        Pro forma adjustment                                     $76,000
                                                                 =======

(C) Reflects the estimated additional occupancy expense and other costs that the Baltimore Branch would have incurred, if it were operating on a stand-alone basis.

                                 THE CONVERSION


        The Board of Directors of the Bank and the Board of Directors of the Company adopted a plan for the Conversion (the "Conversion Plan") on August 27, 1998. Pursuant to the Conversion Plan, the Bank will convert from a federal stock savings bank to a Maryland savings and loan association (the "State Association"), and immediately thereafter to a Maryland commercial bank. The Conversion is subject to regulatory approval and there can be no assurance that the Conversion will be consummated. Management believes that the Conversion will be beneficial because it will enable the Bank to refocus its lending strategy and thereby capitalize upon the increasing local demand for commercial real estate, commercial business, construction and consumer loans without being limited to the activities permitted under the thrift charter. See "SUPERVISION AND REGULATION Depository Institution Regulation - QTL Test."


        As soon as practicable after the date of this Prospectus, the Bank will apply to the Commissioner for approval of the conversion of the Bank to the State Association and then to a Maryland commercial bank, and the Company will apply to the Federal Reserve for approval to own all of the capital stock of the Bank upon consummation of the Conversion, and thereby become a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). In addition, the Bank will apply with the Federal Reserve to become a member bank. Contemporaneous with becoming a bank holding company under the BHC Act, the Company will deregister with the OTS as a savings and loan holding company. There can be no assurance that such approvals will be obtained. The Conversion does not require the approval of the Company's stockholders. See "RISK FACTORS - Potential Delay in Completion or Denial of Conversion Plan."

        Management believes that as a condition, among others, to the Commissioner's approval of the Conversion Plan, the Bank must have stockholder's equity of approximately $5,000,000. Management believes that the sale of the Maximum Number of Units will be sufficient to provide the Bank with additional capital so as to enable the Bank to have stockholder's equity of approximately $5,000,000. Although the sale of less than the Maximum Number of Units may be sufficient to enable the Company to provide the Bank with the necessary additional capital, management is unable to estimate what such lesser amount may be.

        Upon consummation of the Conversion, the Bank initially will continue to conduct business in substantially the same manner as it had prior to the Conversion. Over time, however, management anticipates an increase in the percentage of commercial real estate, commercial business, construction and consumer loans in the Bank's portfolio. Diversification of the Bank's loan portfolio may adversely alter the risk profile of the Bank. See "RISK FACTORS - Risks Related to Commercial, Construction and Consumer Lending." As a Maryland commercial bank, the Bank will be subject to many of the same regulatory restrictions now applicable to the Bank as a federal stock savings bank. However, unlike federal stock savings banks, Maryland commercial banks are not required to invest a specified amount of assets in residential real estate loans. See "SUPERVISION AND REGULATION - Depository Institution Regulation - QTL Test.

        Management believes that the Bank's President must have substantial experience in commercial banking in order to implement the Bank's refocused lending strategy and to enhance the Bank's management in connection with the Conversion. On September 24, 1998, the Bank hired Richard J. Hunt, Jr. to serve as President of the Bank. Mr. Hunt has over nine years of commercial banking experience, having served in numerous capacities with several Maryland and Washington, D.C. based banks. Mr. Hunt's appointment as President of the Bank is subject to regulatory approval and there can be no assurance that such regulatory approval will be obtained. In addition, there can be no assurance that Mr. Hunt will be able to successfully implement the refocused lending strategy. See "RISK FACTORS Risks Related to New Management."

        Upon obtaining regulatory approval for Mr. Hunt to serve as President of the Bank, the Bank's current President, Patricia D'Alessandro, will serve as a Vice President of the Bank with responsibility for overseeing the Bank's branch operations, including responsibility for the hiring and training of branch personnel. In addition, Ms. D'Alessandro will perform retail lending services for the Bank, primarily in secured real estate and consumer loans.

                             RESULTS OF OPERATIONS

GENERAL

        The Bank commenced operations as of December 1, 1997, and its activities have primarily consisted of accepting deposits, making loans and servicing the deposits and loans acquired from Rushmore.

        As of June 30, 1998, the Company had total assets of approximately $11,385,000, total loans of approximately $6,641,000 and total deposits of approximately $8,392,000. As of December 31, 1997, the Company had total assets of approximately $11,420,000, total loans of approximately $6,303,000 and total deposits of approximately $8,396,000. The Company experienced a loss of approximately $92,000 for the six months ended June 30, 1998 and $41,000 for the year ended December 31, 1997.

        For the six months ended June 30, 1998, the Company's return on assets (net loss divided by average total assets) was (0.82%), its return on equity (net loss divided by average equity) was (3.32%), and its equity to assets ratio (average equity divided by average total assets) was 24.81%. For the year ended December 31, 1997, the Company's return on assets was (0.37%), its return on equity was (1.45%), and its equity to assets ratio was 25.60%.


CAPITAL RESOURCES AND WRITE-OFF OF CAPITALIZED AMOUNTS


        Management believes that the sale of the Minimum Number of Units in the Offering will enable the Bank to open a branch in Towson, Maryland and that the sale of the Maximum Number of Units in the Offering will enable the Conversion to be consummated. If the Company is unable to sell the Maximum Number of Units in the Offering, or such lesser amount as may be sufficient to enable the Conversion to be consummated, the Company may seek additional funds to enable the Conversion to be consummated. Any equity or debt financings, if available at all, may be on terms which are not as favorable as this Offering and, in the case of equity financings, could result in dilution to the Company's stockholders. See "RISK FACTORS - Potential Delay in Completion or Denial of Conversion Plan."


       Direct costs incurred to incorporate and charter the Company and the Bank are recorded on the Company's consolidated financial statements as organizational costs, and currently are being amortized over a five-year period using the straight line method. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 (the "SOP") regarding financial reporting on the costs of start-up activities. Under the SOP, organizational costs are considered start-up costs and, commencing with fiscal years beginning after December 15, 1998, entities are required to expense such costs as they are incurred. As a result of the SOP, the Company will be required to write off its unamortized organizational costs during the first quarter of 1999, as a cumulative change in an accouning principal. It is anticipated that an aggregate of approximately $115,000 will be written off by the Company and the Bank during the first quarter of 1999, which will negatively affect the Company's consolidated results of operations for that period.


NET INTEREST INCOME/MARGINS

        The operations of the Bank are substantially dependent on its net interest income, which is the difference between the interest expense incurred in connection with the Bank's interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from its interest-earning assets, such as loans and investment securities. Volatility in interest rates can result in the flow of funds away from banks of the type similar to the Bank and into direct investments, such as corporate securities and other investment vehicles which, because of among other things the absence of federal deposit insurance, generally pay higher rates of return. Such volatility could cause the Bank to pay increased interest rates to obtain deposits and, if the Bank is not able to increase the interest rates on its loans and the rate of return on its investment portfolio, the Bank's net interest income will suffer.

        The level of net interest income is determined primarily by the average balances ("volume") and the rate spreads between the Bank's interest-earning assets and the Bank's funding sources. The Bank's ability to maximize its net interest income depends on increases or decreases in the volume of its interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities, the ability to manage the earning-asset portfolio, and the availability of particular sources of funds, such as non-interest earning deposits.

        The following table indicates the average volume of interest-earning assets and interest-bearing liabilities and average yields and rates for the Company and the Bank for the periods indicated, which are the operating periods of the Bank.

Average Balances -- Yields and Rates (1)
----------------------------------------

                                                 Six Months Ended June 30, 1998   December 1, 1997 to December 31, 1997
                                                 ------------------------------   -------------------------------------
                                                 Average    Income/     Yield/       Average      Income/    Yield/
                                                 Balance    Expense     Rate         Balance      Expense    Rate
                                                 -------    -------     ----         -------      -------    ----
Assets:
Loans receivable (net of unearned income) (2)  $6,659,000  $311,000    9.35%      $ 6,399,000    $47,000    8.81%
Money market investment securities                533,000    12,000    4.43           893,000      4,000    5.38
Federal funds sold                              2,534,000    70,000    5.50         2,681,000     12,000    5.37
Interest bearing bank balances                     22,000     1,000    6.07            31,000         --(3)   --
Other earning assets (FHLB stock)                  54,000     2,000    8.11            27,000         --(3)   --
                                              -----------  --------    ----       -----------    -------    ----
Total earning assets (4)                        9,802,000  $396,000    8.08%       10,031,000    $63,000    7.54%
                                              -----------  --------    ----       -----------    -------    ----

Allowance for loan losses                         (62,000)                            (51,000)
Cash and due from banks                           219,000                             198,000
Property and equipment, net                       742,000                             414,000
Other assets                                      457,000                             454,000
                                              -----------                         -----------
Total assets                                  $11,158,000                         $11,046,000
                                              ===========                         ===========

Liabilities and stockholders' equity:

Statement savings                             $ 1,388,000  $ 17,000    2.50%      $ 1,452,000    $ 3,000    2.50%
Money market                                       39,000     1,000    2.78             3,000         --(3) 3.00
Certificates of deposit                           665,000    17,000    5.13           578,000      3,000    5.31
IRA                                               450,000    10,000    4.48           496,000      2,000    4.76
Insured investment                              5,062,000   134,000    5.27         4,844,000     24,000    5.36
Passbook deposit                                   93,000     1,000    2.93            35,000         --(3) 3.00
                                              -----------  --------    ----       -----------    -------    ----
Total interest-bearing liabilities              7,697,000  $180,000    4.68%        7,408,000    $32,000    5.18%
                                                           ========    ====                      =======    ====
Checking accounts                                 457,000                             632,000
Other liabilities                                 236,000                             178,000
Stockholders' equity                            2,768,000                           2,828,000
                                              -----------                         -----------
Total liabilities and stockholders' equity    $11,158,000                         $11,046,000
                                              ===========                         ===========

Interest rate spread (Average rate earned                              3.40%                                2.36%
    less average rate paid)                                            ====                                 ====

Net interest income (Interest earned less interest paid)   $216,000                              $31,000
                                                           ========                              =======

Net interest margin (Net interest income/total earning assets)         4.41%                                3.71%
                                                                       ====                                 ====

(1) Average balances were calculated using December 1, 1997 and month end balances (which approximate daily averages), as daily averages were not available for the periods presented.
(2) Loans on non-accrual status are included in the calculation of average balances.
(3) No interest income or de minimus interest income.
(4) From inception through June 30, 1998, the Bank made no loans or investments that qualify for tax-exempt treatment and, accordingly, had no tax-exempt income.

       The following table indicates the average volume of interest-earning assets and interest-bearing liabilities and average yields and rates for the Baltimore Branch Deposits and the Rushmore Loans for the periods presented. The information in the table has been derived from financial information received from Rushmore in connection with the transaction with Rushmore.

Average Balances -- Yields and Rates
------------------------------------

                                                      Eleven Months Ended
                                                     November 30, 1997(1)           Year Ended December 31, 1996(2)
                                                -----------------------------       -------------------------------
                                                Average    Income/     Yield/       Average      Income/    Yield/
                                                Balance    Expense     Rate         Balance      Expense    Rate
                                                -------    -------     ----         -------      -------    ----
Interest earning assets:
Loans receivable (net of unearned income)(3)  $6,818,000  $593,000    9.49%       $7,588,000     $738,000    9.52%
Allowance for loan losses                        (50,000) --------    ----           (50,000)    --------    ----
                                              ----------                          ----------

Total assets                                  $6,768,000                          $7,538,000
                                              ==========                          ==========

Interest-bearing liabilities:

Statement savings                             $1,628,000  $ 37,000    2.50%       $1,995,000     $ 50,000    2.50%
Money market                                   5,016,000   242,000    5.27         4,707,000      247,000    5.30
Certificates of deposit                          578,000    28,000    5.32           629,000       31,000    4.56
IRA                                              422,000    19,000    4.84           471,000       24,000(4) 4.06
IRA money market                                  98,000     5,000    5.39            84,000           --(4) 5.30(4)
                                              ----------  --------    ----        ----------     --------    ----

Total interest-bearing liabilities             7,742,000  $331,000    4.66%        7,886,000     $352,000    4.46%
                                              ----------  --------    ----        ----------     --------    ----

Checking accounts                                293,000                             221,000
                                              ----------                          ----------

Total liabilities                             $8,035,000                          $8,107,000
                                              ==========                          ==========

Interest rate spread (Average rate earned                             4.83%                                  5.07%
                                                                      ====                                   ====
    less average rate paid)

Net interest income (Interest earned less interest paid)  $262,000                               $386,000
                                                          ========                               ========

Net interest margin (Net interest income/total earning assets)        4.19%                                  5.09%
                                                                      ====                                   ====

(1) Average balances were calculated using quarter-end and November 30, 1998 balances (which approximate daily averages), as daily and monthly averages were not available for the period presented.
(2) Average balances were calculated using month end balances, except for money market accounts, where quarter-end balances were used (each of which approximates daily averages). Daily averages were not available for the period presented.
(3) There were no loans classified as non-accrual.
(4) Actual expense for IRA includes both IRA and IRA Money Market Accounts.

LIQUIDITY AND INTEREST RATE SENSITIVITY

       The primary objective of asset/liability management is to ensure the steady growth of the Company and the Bank's primary earnings component, net interest income. Net interest income can fluctuate with significant interest rate movements. To lessen the impact of these rate swings, management will endeavor to structure the Company and the Bank's balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitutes interest rate sensitivity.

       The measurement of the Company's and the Bank's interest rate sensitivity, or "gap," is one of the principal techniques used in asset/ liability management. The interest sensitive gap is the dollar difference between assets and liabilities which are subject to interest-rate pricing within a given time period, including both floating rate or adjustable rate instruments and instruments which are approaching maturity.

       The following table sets forth the amount of the Company and the Bank's interest-earning assets and interest-bearing liabilities as of June 30, 1998 which are expected to mature or reprice in each of the time periods shown:

                     Maturity and Rate Sensitivity Analysis

                                                    Maturity or  Maturity or    Maturity or
                                                    Repricing    Repricing      Repricing     Maturity or
                                         Percent    Within       Within         Within        Repricing
                               Amount    of Total   0-3 Months   4-12 Months    1-5 Years     Over 5 Years
                               ------    --------   ----------   -----------    ---------     ------------
Interest-earning assets:
  Loans receivable           $ 6,641,000  65.20%   $     1,000  $   490,000  $ 1,288,000       $4,862,000
  Money market investment
      securities                 531,000   5.21        531,000           --           --               --
  Federal funds sold           2,945,000  28.91      2,945,000           --           --               --
  Interest bearing bank
      balances                    15,000   0.15         15,000           --           --               --
  Other earning assets
      (FHLB Stock)                54,000   0.53             --           --           --           54,000
                             ----------- ------    -----------  -----------  -----------       ----------
      Total interest-earning
         assets               10,186,000 100.00%   $ 3,492,000  $   490,000  $ 1,288,000       $4,916,000
                             =========== ======    ===========  ===========  ===========       ==========

Interest-Bearing Liabilities:
      Statement savings      $ 1,378,000  17.23%   $ 1,378,000           --           --               --
      Money market                57,000   0.71         57,000           --           --               --
      Certificates of deposit
         & IRAs                1,164,000  14.56        121,000      603,000      440,000               --
      Insured investment       5,278,000  66.01      5,278,000           --           --               --
      Passbook deposits          119,000   1.49        119,000           --           --               --
                             ----------- ------    -----------  -----------  -----------       ----------
      Total interest-bearing
      liabilities            $ 7,996,000 100.00%   $ 6,953,000  $   603,000  $   440,000       $       --
                             =========== ======    ===========  ===========  ===========       ==========

Periodic repricing differences
(periodic gap)                                     $(3,461,000) $  (113,000) $   848,000       $4,916,000
                                                   ===========  ===========  ===========       ==========
Cumulative repricing differences
(cumulative gap)                                   $(3,461,000) $(3,547,000) $(2,726,000)      $2,190,000
                                                   ===========  ===========  ===========       ==========

Ratio of rate sensitive assets to rate
sensitive liabilities                                    50.22%        81.3%      292.73%              --
                                                         =====         ====       ======               ==

       Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of interest rate sensitivity. The analysis of the Bank's interest-earning assets and interest-bearing liabilities presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration the fact that changes in interest rates do not affect all assets and liabilities equally. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

       As indicated by the above table, the Bank's interest-earning assets consist primarily of fixed rate, long-term loans while the Bank's interest-bearing liabilities consist primarily of variable rate short-term accounts. Since the interest-earning assets will mature more slowly than the interest-bearing liabilities, the net portfolio value and net interest income will tend to decrease during periods of rising interest rates, but will tend to increase during periods of falling interest rates. In addition, many of the Bank's loans which were acquired from Rushmore were made prior to the current documentation requirements of GNMA, FNMA or FHLMC and, therefore, such loans may not be able to be resold in the secondary market. During periods of rising interest rates, the Bank's inability to resell certain of the loans acquired from Rushmore in the secondary market could have a material adverse effect on the Bank's net portfolio value and its net interest income.


       Bank management will seek to improve the interest rate sensitivity of the Bank's loan portfolio. Bank management meets periodically to monitor and manage the structure of the Bank's balance sheet, control interest rate exposure, and evaluate pricing strategies for the Bank. Strategies to better match maturities of interest-earning assets and interest-bearing liabilities could include call provisions, adjustable rate mortgages, residential construction lending and other short term products. The Bank intends to sell originations of fixed rate mortgages that are not subject to at least a five year call provision in the secondary market and portfolio rate sensitive products. All fixed rate mortgages will be underwritten in accordance with GNMA, FNMA or FHLMC requirements.

       In theory, interest rate risk can be diminished by maintaining a nominal level of interest rate sensitivity. In practice, this is made difficult by a number of factors, including cyclical variation in loan demand, different impacts on interest-sensitive assets and liabilities when interest rates change, and the availability of funding sources. Bank management will generally attempt to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Bank.

LENDING ACTIVITIES

       General. As a federal stock savings bank, the Bank lending activities are primarily comprised of seeking to originate mortgage loans for the purpose of financing and refinancing one-to-four family residential properties. To a lesser extent, the Bank, as a federal stock savings bank, seeks to originate home equity and second trust loans, commercial real estate loans, multi-family real estate loans (five units or more), commercial business loans, construction and lot loans (primarily for one-to-four family home construction for the borrower) and consumer loans. The types of loans the Bank originates generally are subject to federal and state law and regulations.

       In connection with and as a result of the Conversion, the Bank will refocus its lending strategy. Pursuant to this strategy, while continuing to pursue its existing business of seeking to originate mortgage loans for the purpose of financing and refinancing one-to-four family residential properties, the Bank intends to expand gradually its commercial real estate, commercial business, construction and consumer lending.

       The Bank's ability to originate loans is dependent upon the relative customer demand, which is affected by the current and expected future level of interest rates. Interest rates are affected by the demand for loans and the supply of money available for lending purposes and the rates offered by competitors. Among other things, these factors are, in turn, affected by economic conditions, monetary policies of the federal government, including the Federal Reserve, and legislative tax policies.

       In its first seven months of operations, the Bank disbursed approximately $1,330,000 in new loans.

       Loan Portfolio Composition. The Bank's loan portfolio as of December 31, 1997 and June 30, 1998 was principally comprised of long-term fixed-rate mortgage loans for owner occupied and nonowner occupied (investor) residential properties.

       As of June 30, 1998, the Bank's loans totaled $6,641,000, of which $4,820,000 were one-to-four-family mortgage loans, or approximately 72% of the Bank's loan portfolio. At the same date, second trust mortgage loans were $321,000, or approximately 5% of the Bank's loan portfolio. As of June 30, 1998, commercial real estate loans were $1,116,000, or approximately 17% of the Bank's loan portfolio, construction and lot loans were $192,000, or approximately 3%, and consumer loans were $192,000, or approximately 3% of the Bank's loan portfolio. As of June 30, 1998, $5,559,000 or approximately 84% of the Bank's loan portfolio constituted loans purchased from Rushmore.

       As of December 31, 1997, the Bank's loans totaled $6,303,000, of which $5,210,000 were one-to-four-family mortgage loans, or approximately 83% of the Bank's loan portfolio. At the same date, second trust mortgage loans were $69,000, or approximately 1% of the Bank's loan portfolio. As of December 31, 1997, commercial real estate loans were $808,000, or approximately 13% of the Bank's loan portfolio, and consumer loans were $216,000, or approximately 3% of the Bank's loan portfolio. As of December 31, 1997, $6,115,000 or 97% of the Bank's loan portfolio constituted loans purchased from Rushmore.

       As of both June 30, 1998 and December 31, 1997, one of the Bank's loans, with a balance on each date of $90,000, had an adjustable interest rate. Since most of the Bank's loans are fixed-rate, the Bank does not have the flexibility to adjust the rates of these loans to the current interest rate environment. Adjustable rate loans allow this flexibility.

       The following table sets forth the composition of the Bank's loans in dollar amounts and in percentage of the respective portfolio as of the dates indicated.

                                  June 30, 1998                         December 31, 1997
                                  -------------                         -----------------
                                          Percentage                                 Percentage
Type of Loans                  Amount      of Total                  Amount           of Total
-------------                  ------     ----------                 ------          ----------
Commercial--real estate      $1,116,000     16.80%                $  808,000            12.82%
Residential real estate
      Owner occupied          3,662,000     55.14                  3,886,000            61.65
      Investor                1,158,000     17.44                  1,324,000            21.01
      Second trust              321,000      4.83                     69,000             1.09
Construction & Lot              192,000      2.90                         --               --
Consumer
      Deposit secured           174,000      2.62                    189,000             3.00
      Unsecured                  18,000      0.27                     27,000             0.43
                             ----------    ------                 ----------           ------
Total loans                   6,641,000    100.00%                 6,303,000           100.00%
                                           ======                                      ======


Less:
Unearned income                  (9,000)                                  --
Allowance for loan losses       (70,000)                             (52,000)
                             ==========                           ----------
Net loans                    $6,562,000                           $6,251,000
                             ==========                           ==========

      The following table sets forth the composition of the Rushmore Loans in dollar amounts and in percentage of the respective portfolio as of the dates indicated. The information in the table has been derived from financial information received from Rushmore in connection with the transaction with Rushmore.

                                     November 30, 1997                   December 31, 1996
                                     -----------------                   -----------------
                                                 Percentage                         Percentage
Type of Loans                    Amount           of Total            Amount         of Total
-------------                    ------          ----------           ------        ----------
Commercial--real estate       $  813,000           12.61%         $  942,000          13.44%
Residential real estate
      Owner occupied           3,970,000           61.70           4,295,000          61.26
      Investor                 1,364,000           21.17           1,441,000          20.55
      Second trust                70,000            1.08              72,000           1.03
Consumer
      Deposit secured            192,000            2.99             235,000           3.35
      Unsecured                   29,000            0.45              26,000           0.37
                              ----------          ------          ----------         ------
Total loans                    6,444,000          100.00%          7,011,000         100.00%
                                                  ======                             ======

Less:
Unearned income                  (38,000)                            (50,000)
Allowance for loan losses        (50,000)                            (50,000)
                              ----------                          ----------
Net loans                     $6,356,000                          $6,911,000
                              ==========                          ==========

       The following table sets forth the contractual maturity of the Bank's fixed rate loans and the period to repricing of the Bank's adjustable rate loan as of the dates indicated. Some of the loans may be renewed or repaid prior to maturity. Therefore, the following table should not be used as a forecast of future cash collections:


                                               As of June 30, 1998                              As of December 31, 1997
                                               -------------------                              -----------------------
                                            More Than                                             More Than
                               Up to 1    1 Year to 10       10+                    Up to 1     1 Year to 10    10+
                                Year          Years         Years         Total      Year           Years      Years        Total
                                ----          -----         -----         -----      ----           -----      -----        -----
Real estate
(commercial and residential)  $385,000     $2,745,000    $3,129,000   $6,257,000    $16,000    $2,841,000    $3,230,000   $6,087,000
Consumer                        14,000         72,000       106,000      192,000      5,000       102,000       109,000      216,000
Construction & Lot              92,000         98,000            --      192,000         --            --            --           --
                              --------     ----------    ----------   ----------    -------    ----------    ----------   ----------
       Total                  $491,000     $2,915,000    $3,235,000   $6,641,000    $21,000    $2,943,000    $3,339,000   $6,303,000
                              ========     ==========    ==========   ==========    =======    ==========    ==========   ==========
Fixed interest rate           $401,000     $2,915,000    $3,235,000   $6,551,000    $21,000    $2,853,000    $3,339,000   $6,213,000
Variable interest rate          90,000             --            --       90,000         --        90,000            --       90,000
                              --------     ----------    ----------   ----------    -------    ----------    ----------   ----------
       Total                  $491,000     $2,915,000    $3,235,000   $6,641,000    $21,000    $2,943,000    $3,339,000   $6,303,000
                              ========     ==========    ==========   ==========    =======    ==========    ==========   ==========


The scheduled repayments as shown above are reported in the maturity category in which the payment is due, except for the adjustable rate loan, which is reported in the period to repricing.

       Secured Residential Real Estate Loans. The Bank offers fixed-rate and adjustable-rate mortgage loans primarily secured by one- to four-family residences, with maturities up to 30 years. All one-to-four family loans originated by the Bank are underwritten in accordance with GNMA, FNMA or FHLMC standards. The Bank originates loans for both owner occupied and non-owner occupied (investor) residential properties. Non-owner occupied residential mortgage loans generally carry a higher degree of credit risk than owner occupied residential mortgage loans.

       The Bank also offers fixed-rate and adjustable-rate home equity and second trust loans, primarily secured by one- to-four family, owner-occupied residences. The Bank employs similar underwriting standards in making home equity and second trust loans as those utilized in making residential mortgage loans.

       Although the Bank had not done so as of June 30, 1998, the Bank intends from time to time to purchase or participate in adjustable-rate mortgage loans.

       As of June 30, 1998, of the $6,641,000 of the Bank's loans, $4,820,000 were one-to-four family mortgage loans, or approximately 72% of the Bank's loan portfolio, and $321,000 were second trust mortgage loans, or 5% of the Bank's loan portfolio. Of the $4,820,000 in one-to-four family mortgage loans, $4,583,000 or approximately 95% of such loans constituted loans purchased from Rushmore. Of the $321,000 in second trust mortgage loans, $68,000 or approximately 21% of such loans constituted loans purchased from Rushmore.

       As of December 31, 1997, of the $6,303,000 of the Bank's loans, $5,210,000 were one-to-four family mortgage loans, or approximately 83% of the Bank's loan portfolio, and $69,000 were second trust mortgage loans, or 1% of the Bank's loan portfolio. Of the $5,210,000 in one-to-four family mortgage loans, $5,022,000 or approximately 96% of such loans constituted loans purchased from Rushmore. All of the second trust mortgage loans were purchased from Rushmore.

       Commercial and Multi-Family Real Estate Loans. The Bank offers commercial and multi-family real estate loans (five units or more) generally secured by property located in the Bank's market area. Although the Bank had not done so as of June 30, 1998, the Bank intends from time to time to purchase or participate in commercial and multi-family loans. In reaching a decision on whether to make a commercial real estate or multi-family loan, the Bank considers a number of factors, including market conditions, the net operating income of the mortgaged premises before debt service and depreciation, the debt service ratio (the ratio of net operating income to debt service) and the ratio of loan amount to appraised value.

       Commercial real estate and multi-family loans are generally larger and present a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate and multi-family properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or in the economy. The Bank seeks to minimize these risks through its underwriting standards.

       As of June 30, 1998, of the $6,641,000 of the Bank's loans, $1,116,000 were commercial real estate loans, or approximately 17% of the Bank's loan portfolio. Of the $1,116,000 in commercial real estate loans, $716,000, or approximately 64% of such loans constituted loans purchased from Rushmore. As of December 31, 1997, of the $6,303,000 of the Bank's loans, $808,000 were commercial real estate loans, or approximately 13% of the Bank's loan portfolio. All of such loans were purchased from Rushmore. The commercial real estate loans are primarily concentrated in loans secured by restaurants and taverns. The Bank has no multi-family loans in its portfolio. The Bank intends to expand its commercial real estate lending following the Conversion.

       Commercial Business Loans. Although it had not done so as of June 30, 1998, the Bank intends to pursue opportunities to offer commercial business loans, primarily to businesses located in the Bank's market area. While federally chartered savings institutions are limited to holding a maximum of 20% of their total assets in secured or unsecured loans and letters of credit for commercial, corporate, business and agricultural purposes and in certain commercial leases, Maryland commercial banks are not so limited.

       Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. The Bank will seek to minimize these risks through its underwriting standards.

       As of June 30, 1998 and December 31, 1997, the Bank had no commercial business loans in its portfolio.


       Construction and Lot Loans. The Bank seeks to originate, on a case by case basis, loans for the development of property to customers in its market area and loans secured by real property located in its market area. The Bank's construction loans primarily will be made to finance the construction of one-to-four family, owner-occupied residential properties.

       Construction and lot loans generally are considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, the Bank would be confronted with a project, when completed, having a value which is insufficient to ensure full repayment. Risk of loss on a lot loan is dependent on the borrower's continuing financial stability and the accuracy of the appraisal of the real property. The Bank will seek to minimize these risks through its underwriting standards.

       As of June 30, 1998, of the $6,641,000 of the Bank's loans, $192,000 were construction and lot loans, or approximately 3% of the Bank's loan portfolio. None of these loans were purchased from Rushmore. As of December 31, 1997, the Bank had no construction or lot loans in its portfolio. The Bank intends to expand its construction lending following the Conversion.

       Consumer Loans. The Bank offers a variety of consumer loans, primarily consisting of fixed rate installment loans secured by automobiles or by deposits at the Bank.

       Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or that are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. The Bank seeks to minimize these risks through its underwriting standards.

       As of June 30, 1998, of the $6,641,000 of the Bank's loans, $192,000 were consumer loans, or approximately 3% of the Bank's loan portfolio. As of December 31, 1997, of the $6,303,000 of the Bank's loans, $216,000 were consumer loans, or approximately 3% of the Bank's loan portfolio. All of the Bank's consumer loans were purchased from Rushmore. The Bank intends to expand its consumer lending following the Conversion.

       Marketing and Procedures for Loan Approvals. The Bank's lending activity currently is conducted primarily from its one branch office, primarily through contacts with existing and past customers of the Baltimore Branch of Rushmore, advertising, customer calls and contacts by the Bank's and the Company's employees, officers and directors, and solicitations to local real estate brokers, builders and real estate developers. Upon opening a branch at the Towson Property and upon opening additional branches in connection with the branch expansion strategy, the Bank's lending activity also will be conducted from these additional branches, although there can be no assurance that the Bank will be able to open a branch at the Towson Property or at any other location or that the branch expansion strategy will be successful.

       The Bank's lending is subject to written underwriting standards and to loan origination procedures. Decisions on loan applications are made on the basis of detailed applications and, where applicable, property valuations. The loan applications are designed primarily to determine the borrower's ability to repay and the more significant items on the applications are verified through use of credit reports, financial statements, tax returns and/or confirmations. The Bank intends to sell originations of fixed rate mortgage loans that are not subject to at least a five year call provision in the secondary market and will retain in its portfolio rate sensitive products.

       The Bank generally requires title insurance on its secured real estate loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. The Bank requires flood insurance to protect the property securing its interest when the property is located in a flood plain. The Bank generally will not lend more than 90% of the appraised value on its secured real estate loans, and requires private mortgage insurance on residential mortgage loans with loan-to-value ratios in excess of 80%.

       Nonperforming Loans and Other Delinquent Assets. Management of the Bank performs reviews of all delinquent loans. The procedures taken by the Bank with respect to delinquencies vary depending on the nature of the loan and period of delinquency. The Bank generally requires that delinquent mortgage loans be reviewed and that a written late charge notice be mailed shortly after the date of delinquency. The Bank's policies provide that telephone contact be attempted to ascertain the reasons for delinquency and the prospects of repayment. The Bank's policies provide that when contact is made with the borrower at any time prior to foreclosure, the Bank will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure.

       The Bank generally classifies loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become ninety days past due. Classifying a loan as non-accrual results in the Bank no longer accruing interest on such loan and reversing any interest previously accrued but not collected. A non-accrual loan may be restored to accrual status when delinquent principal and interest payments are brought current and future monthly principal and interest payments are expected to be collected. The Bank recognizes interest on non-accrual loans only when received.

       Any property acquired by the Bank as a result of foreclosure on a mortgage loan will be classified as "real estate owned" and will be recorded at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carried at the lower of cost or net realizable value. Any required write-down of the loan to its net realizable value will be charged against the allowance for loan losses. Upon foreclosure, the Bank generally will require an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of June 30, 1998, the Bank held no real estate acquired as a result of foreclosure.

       The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated. At the dates shown, the Bank had no loans which are "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No. 15.


                                                  June 30, 1998   December 31, 1997
                                                  -------------   -----------------
Loans accounted for on a non-accrual basis.......... $ 41,000         $41,000
Accruing loans delinquent 90 days or more
as to principal or interest ........................  141,000              --
                                                     --------         -------
            Total non-performing loans ............. $182,000         $41,000
                                                     ========         =======
            Non-performing loans to total loans          2.74%           0.65%

       For the six months ended June 30, 1998 and the year ended December 31, 1997, gross interest income of $2,700 and $1,000, respectively, would have been recorded by the Bank on loans accounted for on a non-accrual basis if the loans had been current throughout the respective periods. There was no interest on such loans included in income during the respective periods.

       As of June 30, 1998, the Bank had no loans in its portfolio which were not accounted for on a non-accrual basis or as accruing loans delinquent 90 days or more as to principal or interest with respect to which known information about the possible credit problems of the borrowers or the cash flow of the security has caused management of the Bank to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of the loans in the non-performing asset categories.

       Based on financial information received from Rushmore in connection with the transaction with Rushmore, as of November 30, 1997 and December 31, 1996, none of the Rushmore Loans were non-performing. Based on financial information received from Rushmore in connection with the transaction with Rushmore, as of November 30, 1997 and December 31, 1996, none of the Rushmore Loans were "troubled debt restructurings" as defined in Statement of Financial Accounting Standards No. 15.

       The Bank has adopted the provisions of Statements of Financial Accounting Standards No. 114 ("SFAS 114"), "Accounting by Creditors for Impairment of Loan," as amended by Statements of Financial Accounting Standards No. 118 ("SFAS 118"), "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure," effective January 1, 1995. SFAS 114 and SFAS 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Bank considers payments which are less than 60 days late to be a minimum delay in the payment terms. The Bank considers consumer loans as homogenous loans and thus does not apply the SFAS 114 impairment test to these loans. Impaired loans will be written off when collection of the loan is doubtful. As of June 30, 1998, an analysis of the Bank's loan portfolio revealed that the Bank had no loans that needed to be classified as impaired under SFAS 114 or SFAS 118.

       Classified Assets and Allowance for Loan Losses. Federal regulations require and the Bank's policy requires that the Bank utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Bank classifies problem and potential problem assets as "Substandard," "Doubtful" or "Loss." An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as "Loss"are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but posses weaknesses are designated "Special Mention."

       When the Bank determines that an asset should be classified, it generally will not establish a specific allowance for such asset unless it determines that such asset should be classified as "Loss." When the Bank classifies one or more assets, or portions thereof, as "Substandard" or "Doubtful," it will establish a general valuation allowance for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When the Bank classifies one or more of its assets, or portions thereof, as "Loss," it will either establish a specific allowance for losses equal to 100% of the amount of the asset so classified or will charge off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews its assets to determine whether any assets require classification or reclassification.

       As of June 30, 1998, none of the Bank's assets were classified as "Substandard," "Doubtful" or "Loss," and approximately $182,000 of the Bank's assets were classified as "Special Mention."

       The Bank's policy is to establish reserves for estimated losses on delinquent loans when it determines that losses are expected to be incurred on such loans. The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the portfolio.

       Because approximately 84% of the Bank's loans consist of loans purchased from Rushmore, which loans were originated by Rushmore, the Bank's management made an estimate of what was believed to be a reasonable initial allowance for loan losses. In establishing the Bank's initial allowance for loan losses, management relied on, among other things, conversations with Rushmore, a review of the payment history of the loans acquired from Rushmore and economic conditions. Currently, management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, volume, growth and composition of the portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income.

       Although management believes it uses the best information available to make determinations with respect to the allowances for losses and believes such allowances are adequate, future adjustments may be necessary if there are additional loan losses or if economic, operating and other conditions differ substantially from the assumptions used in making the determinations. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required. In addition, management anticipates that the Bank's provisions for loan losses will increase in the future as it implements the strategy of continuing existing lines of business while gradually expanding its commercial real estate, commercial business, construction and consumer lending, which loans generally entail greater risks than residential mortgage loans.


       Banking regulatory agencies, including the OTS, which currently regulates the Bank, and the Federal Reserve, which will regulate the Bank upon consummation of the Conversion, have adopted a policy statement regarding maintenance of an adequate allowance for loan and lease losses and an effective loan review system. This policy includes an arithmetic formula for checking the reasonableness of an institution's allowance for loan loss estimate compared to the average loss experience of the industry as a whole. Examiners will review an institution's allowance for loan losses and compare it against the sum of: (i) 50% of the portfolio that is classified as "Doubtful"; (ii) 15% of the portfolio that is classified as "Substandard"; and (iii) for the portions of the portfolio that have not been classified (including those loans designated as "Special Mention"), estimated credit losses over the upcoming 12 months given the facts and circumstances as of the evaluation date. This amount is considered neither a "floor" nor a "safe harbor" of the level of allowance for loan losses an institution should maintain, but examiners will view a shortfall relative to the amount as an indication that they should review management's policy on allocating these allowances to determine whether it is reasonable based on all relevant factors.

       The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                                                                                        Period from
                                                        Six Months Ended                December 1, 1997 to
                                                         June 30, 1998                  December 31, 1997
                                                        ----------------                -----------------
Allowance for loan losses, beginning of period             $   52,000                     $   50,000(1)
  Loans charged off                                                --                             --
  Recoveries                                                       --                             --
         Net loans charged off                                     --                             --
Provision for loan losses                                      18,000                          2,000
                                                           ----------                     ----------
Allowance for loan losses, end of period                   $   70,000                     $   52,000
                                                           ==========                     ==========
Loans (net of premiums and discounts):
Period-end balance                                         $6,641,000                     $6,303,000
Average balance during period                              $6,659,000                     $6,399,000
Allowance as percentage of period-end loan balance               1.05%                          0.83%
Percent of average loans:
   Provision for loan losses(2)                                  0.27%                          0.03%
   Net charge-offs                                                 --                             --

(1) Purchased from Rushmore.
(2) Annualized for the six months ended June 30, 1998.

       The following table summarizes the allocation of allowance by loan type at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                    As of June 30, 1998                  As of December 31, 1997
                                                    -------------------                  -----------------------
                                                                 Percent of                            Percent of
                                                 Amount             Total                 Amount         Total
                                                 ------          ----------               ------       ----------
Commercial Real Estate                          $11,000             15.72%               $  8,000        15.38%
Residential Real Estate                          53,000             75.71                  42,000        80.77
Consumer                                          2,000              2.86                   2,000         3.85
Construction and Lot                              4,000              5.71                      --           --
                                                -------            ------                 -------       ------
Total                                           $70,000            100.00%                $52,000       100.00%
                                                =======            ======                 =======       ======

          The following table sets forth an analysis of the allowance activities for the Baltimore Branch for the periods indicated. The information in the table has been derived from financial information received from Rushmore in connection with the transaction with Rushmore.

                                                        Eleven Months Ended                 Year Ended
                                                         November 30, 1997              December 31, 1996
                                                     --------------------------         -----------------
Allowance for loan losses, beginning of period                $   50,000                     $   90,000
  Loans charged off                                                   --                         40,000
  Recoveries                                                          --                             --
         Net loans charged off                                        --                         40,000
Provision for loan losses                                             --                             --
                                                              ----------                     ----------
Allowance for loan losses, end of period                      $   50,000                     $   50,000
                                                              ==========                     ==========
Loans (net of premiums and discounts):
Period-end balance                                            $6,444,000                     $7,011,000
Average balance during period                                 $6,818,000                     $7,588,000
Allowance as percentage of period-end loan balance                  0.78%                          0.71%
Percent of average loans:
   Provision for loan losses                                          --                             --
   Net charge-offs                                                    --                           0.53%

       Based on financial information received from Rushmore in connection with the transaction with Rushmore, Rushmore did not allocate the Baltimore Branch's allowance of loan losses by loan type at the dates indicated.

SECURITIES PORTFOLIO

       The Bank has the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements, mortgage-backed and related securities and federal funds. Subject to various restrictions, the Bank also may invest in commercial paper, corporate debt securities and mutual funds. Additionally, the Bank is required to maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Upon consummation of the Conversion, the Bank will be subject to the liquidity requirements imposed upon Maryland commercial banks by Maryland law. See "SUPERVISION AND REGULATION - Depository Institution Regulation - Liquidity.

       While mortgage-backed and related securities carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating interest rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect the value of such securities. Specifically, investments in mortgage-backed and related securities involve risks that actual prepayments may exceed prepayments estimated over the life of the security that may result in a loss of any premiums paid for such securities thereby reducing their net yield. Conversely, if interest rates increase, the market value of such securities may be adversely affected. As of June 30, 1998, the Bank had no investments in mortgage-backed or related securities.

       The Board of Directors of the Bank sets the investment policy of the Bank. The Board's policy is for investments to be made based on the safety of the principal, the liquidity requirements of the Bank and the return on the investment and capital appreciation. All investment decisions are made by the Bank's investment committee.

       The following table sets forth information regarding the book value of the Bank's investment securities and other investments as of the dates indicated.

                                                 As of June 30, 1998       As of December 31, 1997
                                                 -------------------       -----------------------
Investment securities (available for sale):
       Money market accounts                       $  531,000                    $  569,000

Federal funds sold                                  2,945,000                     3,151,000
Interest-earning deposits                              15,000                        31,000
FHLB stock                                             54,000                        54,000
                                                   ----------                    ----------

       Total                                       $3,545,000                    $3,805,000
                                                   ==========                    ==========

       The following table sets forth information regarding the scheduled maturities, market value and weighted average yields for the Bank's investment securities and certain other investments as of June 30, 1998:

                                                            One Year or Less
                                                            ----------------
                                                   Carrying                  Average
                                                     Value                    Yield
                                                   --------                  -------
Investment securities (available for sale):
       Money market accounts                       $  531,000                4.43%

Federal funds sold                                  2,945,000                5.50%
Interest-earning deposits                              15,000                6.07%
FHLB stock                                             54,000                8.11%
                                                   ----------                ----

Total                                              $3,545,000                5.41%
                                                   ==========                ====

SOURCES OF FUNDS

       Deposits are the primary source of the Bank's funds for use in lending, investment activities and other general business purposes. In addition to deposits, the Bank may obtain funds from advances from the Federal Home Loan Bank of Atlanta and other borrowings. Following the

Conversion, the Bank will continue to have access to advances from the Federal Home Loan Bank of Atlanta.

       Deposits.
       ---------

       The Banks offers a variety of deposit accounts having a range of interest rates and terms. The Bank's deposits consist of checking accounts, insured investment accounts, statement savings accounts, passbook deposit accounts, money market accounts, certificates of deposit and individual retirement accounts. The Bank relies, and will continue to rely in connection with the branch expansion strategy, on advertising and customer calls and contacts by the Bank's and the Company's employees, officers and directors to attract and retain deposits. With respect to its current branch office, the Bank also relies on relationships with past customers of the Baltimore Branch of Rushmore. Most of the Bank's deposits currently come from customers residing in the community surrounding the Bank's office. The Bank does not use brokers to obtain deposits. The Bank's management believes that the Bank pays competitive interest rates on deposits, but other institutions in its area may offer higher interest rates. All deposits are insured by the Savings Account Insurance Fund ("SAIF") administered by the FDIC up to the maximum amount allowed by law (generally, $100,000 per depositor subject to aggregation rules).

       The Bank believes that the variety of deposit accounts that it offers allows the Bank to be competitive in its market area in obtaining funds and enables the Bank to respond with flexibility to changes in customer demand. The ability of the Bank to attract and maintain deposit accounts is affected by market conditions.

       The following table details the average amount and the average rate paid on the following deposit categories of the Bank for the periods indicated. The average balances were calculated using December 1, 1997 and month end balances (which approximate daily averages), as daily averages were not available for the periods presented.

                                             Six Months Ended                         December 1, 1997 to
                                                June 30, 1998                         December 31, 1997
                                          ------------------------                    -----------------
                                         Average   Average     Percent       Average    Average      Percent
Composition of Deposits                  Balance    Rate       of Total      Balance     Rate        of Total
-----------------------                  -------   -------     --------      -------    -------      --------
Checking                              $  457,000     --%        5.60%       $  632,000      --%        7.85%
Statement savings                      1,388,000   2.50        17.02         1,452,000    2.50        18.06
Money market                              39,000   2.78         0.48             3,000    3.00         0.04
Certificates of deposit                  665,000   5.13         8.16           578,000    5.31         7.19
IRA                                      450,000   4.48         5.52           496,000    4.76         6.17
Insured investment                     5,062,000   5.27        62.08         4,844,000    5.36        60.25
Passbook deposit                          93,000   2.93         1.14            35,000    3.00         0.44
                                      ----------   ----        -----        ----------    ----        -----

    Total interest bearing deposits    7,697,000   4.68%       94.40%        7,408,000    5.18%       92.15%
                                      ----------   ----        -----        ----------    ----        -----

Total                                 $8,154,000   4.42%      100.00%       $8,040,000    4.78%      100.00%
                                      ==========   ====       ======        ==========    ====       ======

       The following table describes the maturity of the Bank's time deposits of $100,000 or more as of the dates indicated. All of such amounts constitute certificates of deposits.

                                                         June 30, 1998                  December 31, 1997
                                                         -------------                  -----------------
Within three months                                       $1,247,000                         $1,083,000
After three months but within six months                           -                                  -
After six months but within twelve months                          -                                  -
After twelve months
                                                          ----------                         ----------

          Total                                           $1,247,000                         $1,083,000
                                                          ==========                         ==========

          The following table details the average amount and the average rate paid on the following deposit categories for the Baltimore Branch Deposits for the periods indicated. For the eleven months ended November 30, 1997, average balances were calculated using quarter-end balances (which approximate daily averages), as daily averages were not available for the period presented. For the year ended December 31, 1996, the average balances were calculated using month end balances, except for money market accounts, where quarter-end balances were used (each of which approximates daily averages), as daily averages were not available for the period presented. The information in the table has been derived from financial information received from Rushmore in connection with the transaction with Rushmore.

                                             Eleven Months Ended                            Year Ended
                                               November 30, 1997                         December 31, 1996
                                             ---------------------                       -----------------

                                      Average      Average       Percent         Average    Average       Percent
Composition of Deposits               Balance        Rate        of Total        Balance      Rate        of Total
-----------------------               -------      -------       --------        -------   ----------     --------
Checking                             $  293,000        --%          3.65%      $  221,000       --%         2.73%
Statement savings                     1,628,000      2.50          20.26        1,995,000     2.50         24.60
Money market                          5,016,000      5.27          62.43        4,707,000     5.30         58.06
Certificates of deposit                 578,000      5.32           7.19          629,000     4.56          7.76
IRA                                     422,000      4.84           5.25          471,000     4.06          5.81
IRA money market                         98,000      5.39           1.22           84,000     5.30          1.04
                                     ----------      ----          -----       ----------     ----         -----

    Total interest bearing deposits  $7,742,000      4.66%         96.35%      $7,886,000     4.46%        97.27%
                                     ----------      ----          -----       ----------     ----         -----

Total                                $8,035,000      4.49%        100.00%      $8,107,000     4.34%       100.00%
                                     ==========      ====         ======       ==========     ====        ======


       Borrowing. The Federal Home Loan Bank System (the "FHLB System") functions as a reserve credit capacity for savings associations and certain other member financial institutions. Members of the FHLB System are required to own capital stock in a Federal Home Loan Bank (a "FHLB"). The Bank is a member of the FHLB System and owns stock in the FHLB of Atlanta.

       The Bank is able to obtain advances from the FHLB of Atlanta upon the security of its capital stock in the FHLB of Atlanta and other eligible assets. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The FHLB of Atlanta will limit the advances it makes to the Bank based upon its review and analysis of the Bank. The Bank may use FHLB advances as an alternative source of funds to deposits in order to fund its lending activities when it determines that it can profitably invest the borrowed funds over their term.

       As of June 30, 1998 and December 31, 1997, the Bank had no advances outstanding from the FHLB of Atlanta. Following the Conversion, the Bank will continue as a member of the FHLB of Atlanta.

                           SUPERVISION AND REGULATION

GENERAL

       As a federal stock savings bank, the Bank is subject to examination, supervision and regulation by the OTS, as its chartering agency, and the FDIC, as the deposit insurer. With respect to certain consumer credit laws, the Bank is subject to regulation by the Commissioner. The Bank is a member of the FHLB of Atlanta and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), administered by the FDIC. The Bank is required to file reports with the OTS and the FDIC concerning its activities and financial condition and must obtain the approval of the OTS prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. The OTS and the FDIC perform periodic examinations to test the Bank's compliance with various regulatory requirements.

       Upon consummation of the Conversion, the Bank will be a Maryland commercial bank and its deposit accounts will continue to be insured by the SAIF. The Bank also will become a member of the Federal Reserve (a member bank). The Bank will be subject to examination, supervision and regulation by the Commissioner (rather than the OTS) and the Federal Reserve, and it will remain subject to periodic examination by the FDIC. The Bank will be required to file reports with the Commissioner and the Federal Reserve concerning its activities and financial condition and will be required to obtain regulatory approvals from the Commissioner and the Federal Reserve prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions.

       As a federally insured depository institution, the Bank is, and after the Conversion will continue to be, subject to various regulations promulgated by the Federal Reserve.

       This supervision and regulation establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Changes in the regulatory framework could have a material adverse effect on the Bank and its operations that, in turn, could have a material adverse effect on the Company.

       The Company, as a savings and loan holding company, is required to file certain reports with and otherwise comply with the rules and regulations of the OTS. Upon consummation of the Conversion, the Company will become a bank holding company registered with the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and the Commissioner under the Maryland Bank Holding Company Act of 1995, as amended (the "Maryland Act"). As such, the Company will be subject to the supervision, examination and reporting requirements contained in the BHC Act and the Maryland Act and the regulations of the Federal Reserve and the Commissioner. The Company also is required to file certain reports with and otherwise comply with the rules and regulations of the SEC under the federal securities laws.

       The following is intended only as a summary of governmental supervision and regulation of the Bank (as a federal stock savings bank and a Maryland commercial bank) and the Company (as a savings and loan holding company and a bank holding company), and does not purport to be a complete analysis of the laws and regulations that govern or will govern the operations of the Bank and the Company.

DEPOSITORY INSTITUTION REGULATION

       Loans-to-One Borrower. Under the Home Owners' Loan Act, as amended (the "HOLA"), savings institutions are generally required to comply with the loans to one borrower limitations applicable to national banks. National banks generally may make loans to one borrower in amounts up to 15% of the bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral.

       The HOLA provides exceptions under which a savings institution may make loans to one borrower in excess of the generally applicable national bank limits. A savings institution may make loans to one borrower in excess of such limits under one of the following circumstances: (i) for any purpose, in any amount not to exceed $500,000; or (ii) to develop domestic residential housing units, in an amount not to exceed the lesser of $30,000,000 or 30% of the savings institution's unimpaired capital and surplus, provided other conditions are satisfied. In addition, the Federal Institutions Reform, Recovery, and Enforcement Act of 1989 provided that a savings institution could make loans to one borrower to finance the sale of real property acquired in satisfaction of debts previously contracted in good faith in amounts up to 50% of the savings institution's unimpaired capital and surplus. The OTS, however, has modified this third standard by limiting loans to one borrower to finance the sale of real property acquired in satisfaction of debts to 15% of unimpaired capital and surplus. The OTS rule provides, however, that purchase money mortgages received by a savings institution to finance the sale of such real property do not constitute "loans" (provided no new funds are advanced and the savings institution is not placed in a more detrimental position holding the note than holding the real estate) and, therefore, are not subject to the loans to one borrower limitations.

       As of June 30, 1998, the maximum amount that the Bank could have loaned to any one borrower was $500,000. At such date, the largest aggregate amount of loans that the Bank had outstanding to any one borrower or group of affiliated borrowers was $400,000. At December 31, 1997, the maximum amount that the Bank could have lent to any one borrower was $500,000. At such date, the largest aggregate amount of loans that the Bank had outstanding to any one borrower or group of affiliated borrowers was $290,000. Notwithstanding the Bank's ability to lend $500,000 to one borrower, current Bank policy is limit the aggregate amount of loans to any one borrower to $400,000.

       Following the Conversion, the Bank will be subject to Maryland statutory law with respect to limits on loans to one borrower. Generally, under Maryland law, the maximum amount that a commercial bank may loan to one borrower at one time may not exceed: (i) 10% of the unimpaired capital and surplus of the commercial bank; or (ii) 30% of the unimpaired capital and surplus of the commercial bank if the excess over 10% is approved by a two-thirds vote of the board of directors and is secured by currency or obligations of the United States or obligations of the State of Maryland or any political subdivision.

       On a pro forma basis, assuming the sale of the Maximum Number of Units in the Offering and the Company provides the Bank with additional capital so that the Bank has stockholder's equity of approximately $5,000,000, the Bank's lending limit to one borrower without a vote of the Bank's board of directors would be (as of June 30, 1998) approximately $500,000, and such limit would be approximately $1,500,000 million if the loan was approved by a two-third vote of the board of directors and was properly secured. Notwithstanding the Bank's ability to lend such amounts to one borrower upon consummation of the Conversion, current Bank policy is, and is expected to continue to be upon consummation of the Conversion, to limit the aggregate amount of loans to any one borrower to $400,000.

       QTL Test. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. A savings institution that fails the QTL test must either convert to a bank charter or operate under certain restrictions on its activities. To meet the QTL test, a savings institution is required to maintain at least 65% of its "portfolio assets" (generally, total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) on a monthly average basis in at least 9 months out of each 12 month period.

       As of June 30, 1998, approximately 65.57% of the Bank's "portfolio assets" were invested in "qualified thrift investments," which was in excess of the percentage required to qualify the Bank under the QTL test. At December 31, 1997, approximately 65.38% of the Bank's "portfolio assets" were invested in "qualified thrift investments," which was in excess of the percentage required to qualify the Bank under the QTL test.

       Following the Conversion, the QTL test, and the penalties for failure to maintain QTL status, will not be applicable to the Bank.

       Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital.

       The regulations establish three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution (a "Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) up to 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net earnings for the previous four quarters.

Any additional capital distributions would require prior OTS approval. The Bank currently meets the criteria to be designated a Tier 1 Association.

       In the event an institution's capital falls below its capital requirements or the OTS notifies the institution that it was in need of more than normal supervision, the institution's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by an institution, which would otherwise be permitted by the regulations, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

       The OTS has proposed amendments to its capital distribution regulations which would conform OTS regulations to the existing requirements of other banking agencies, as well as simplify the existing OTS regulations. These proposed rules generally would eliminate the requirement of notifying the OTS when cash dividends of a certain amount are to be paid for institutions that will remain at least adequately capitalized. However, applications for capital distributions would be required for all distributions over a specified amount. See "- Prompt Corrective Regulatory Action."

       Following the Conversion, the Bank's ability to pay dividends will not be subject to the limitations in the OTS regulations but instead will be governed by the Maryland General Corporation Law (the "MGCL"), Maryland law relating to financial institutions, and the regulations of the Federal Reserve. Under the MGCL, dividends may not be paid if, after giving effect to the dividend: (i) the corporation would not be able to pay the indebtedness of the corporation as the indebtedness becomes due in the normal course of business; or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the dividend. Under Maryland law relating to financial institutions, if the surplus of a commercial bank at any time is less than 100% of its capital stock, then, until the surplus is 100% of the capital stock, the commercial bank: (i) must transfer to its surplus annually at least 10% of its net earnings; and (ii) may not declare or pay any cash dividends that exceed 90% of its net earnings.

       As a member of the Federal Reserve, the Bank's payment of dividends also will be subject to the Federal Reserve's Regulation H, which limits the dividends payable by a state member bank to the net profits of the Bank then on hand, less the bank's losses and bad debts. Additionally, the Federal Reserve has the authority to prohibit the payment of dividends by a member bank when it determines such payment to be an unsafe and unsound banking practice.

       Liquidity. Under OTS regulations, savings institutions are required to maintain an average daily balance of specified liquid assets (generally cash, certain time deposits and savings accounts, bankers' acceptances, specified U.S. Government, state or federal agency obligations and certain other investments) equal to a monthly average of not less than a specified percentage (currently 4%) of the savings association's net withdrawable deposit accounts plus short-term borrowings. Monetary penalties may be imposed for failure to meet the liquidity requirements.

       The average daily liquidity ratio of the Bank for the six months ended June 30, 1998 was approximately 43.84%. The average daily liquidity ratio of the Bank for the month of December 1997 was approximately 46.69%.

       Upon consummation of the Conversion, the Bank will be subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. The board of directors of a Maryland commercial bank must by resolution direct the commercial bank to maintain this reserve ratio in: (i) cash on hand; (ii) demand deposits in a bank of good standing in any state; or
(iii) as to 5% of its demand deposits, on approval of the Commissioner: (a) registered or coupon bonds, or (b) general obligations guaranteed by the United States government, an agency of the United States government, the State of Maryland or any political subdivision. Additionally, a Maryland commercial bank must have at all times a reserve equal to at least 3% of all time deposits. Time deposit reserves must be kept in: (i) cash on hand; (ii) deposits in a bank of good standing in any state or (iii) direct obligations of the United States government or of the State of Maryland. For purposes of Maryland law, "demand deposits" are defined as deposits payable within 30 days and "time deposits" are defined to be deposits that are payable after 30 days, including a savings account or certificate of deposit that requires at least a 30-day notice before payment.

       On a pro forma basis, assuming the sale of the Maximum Number of Units in the Offering and the Company provides the Bank with additional capital so that the Bank has stockholder's equity of approximately $5,000,0000, the Bank would (as of June 30, 1998) be in compliance with Maryland's reserve requirement.

       Assessments. Savings institutions are required by regulation to pay assessments to the OTS to fund the agency's operations. The general assessment is paid on a semi-annual basis and is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly Thrift Financial Report.

       Upon consummation of the Conversion, the Bank, as a Maryland commercial bank, will pay an annual assessment to the Commissioner to fund its expenses of regulating state banking institutions. The assessment will be based upon the Bank's assets for the previous calendar year.

       Branching. OTS regulations permit savings institutions to branch nationwide under certain conditions. Generally, savings institutions may establish interstate networks and geographically diversify their loan portfolios and lines of business. The OTS' authority preempts any state law purporting to regulate branching by federal savings institutions.

       For a discussion of branching after the Conversion, see "-Holding Company Regulation After the Conversion - Interstate Banking Legislation."

       Transactions with Related Parties. Transactions engaged in by a savings institution or a state member bank with a related party or an "affiliate" (i.e., any company that controls or is under common control with the savings institution) are subject to the restrictions contained in Sections 23A and 23B of the Federal Reserve Act (the "FRA"). Section 23A of the FRA limits the aggregate amount of "covered transactions" with any individual affiliate to 10% of the capital and surplus of the savings institution or state member bank and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's or state member bank's capital and surplus. In addition, certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that "covered transactions" be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. The term "covered transactions" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Notwithstanding Sections 23A and 23B, savings institutions and state member banks are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the BHC Act. Further, a savings institution or state member bank may not purchase the securities of any affiliate other than a subsidiary.

       In addition, the authority of savings institutions and state member bank's to extend credit to their executive officers, directors and 10% stockholders, as well as entities controlled by such persons, is governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder. Among other things, these laws and regulations require that such loans be made on terms and conditions substantially the same as those offered to unaffiliated individuals and may not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans that a savings institution or state member bank may make to such persons based, in part, on the institution's capital position, and requires that certain board approval procedures be followed.

       Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If such a loan is approved by the executive committee, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law's coverage.

       Enforcement. Under the Federal Deposit Insurance Act ("FDI Act"), the OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders who participate in the conduct of the affairs of a savings institution, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on the institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1,000,000 per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

       After the conversion, the Federal Reserve will have primary enforcement responsibility over the Bank regarding the above since it will be a state member bank.

       Capital Requirements. OTS regulations require that savings institutions maintain (i) "tangible capital" in an amount of not less than 1.5% of adjusted total assets; (ii) "core capital" in an amount not less than 3.0% of adjusted total assets; and (iii) a level of risk-based (or "total") capital equal to at least 8% of "risk-weighted" assets.

       Under OTS regulations, the term "core capital" generally includes common stockholders' equity, noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and "qualifying supervisory goodwill." "Core capital" is generally reduced by the amount of the savings institution's intangible assets for which no market exists. Limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights ("PMSRs") and purchased credit card relationships (subject to certain conditions). "Tangible capital" generally is defined as core capital minus intangible assets, with only a limited exception for PMSRs and purchased credit card relationships.

       Both "core" and "tangible capital" are further reduced by an amount equal to a percentage of the savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks, other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or holding companies therefor. As of June 30, 1998, the Bank had no such investments.

       In calculating adjusted total assets, adjustments are made to the savings institution's total assets to give effect to the inclusion and exclusion of certain assets from capital and to account for the institution's investment in subsidiaries that must be netted against capital under the capital rules. As of June 30, 1998, the Bank's adjusted total assets for purposes of the "core" and "tangible capital" requirements were $10,335,000.

       "Total capital," for purposes of the risk-based capital requirement, equals the sum of core capital plus supplementary capital (which, as defined, includes the sum of, among other items, perpetual preferred stock not counted as core capital, limited life preferred stock, subordinated debt and a portion of the savings institution's general loss allowances) less certain deductions. The amount of supplementary capital that may be counted towards satisfaction of the total capital requirement may not exceed 100% of core capital, and OTS regulations require the maintenance of a minimum ratio of core capital to total risk-weighted assets of 4%.

       In determining total "risk-weighted" assets for purposes of the risk-based requirement, (i) each off-balance sheet asset must be converted to its on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0% to 100% (depending upon the nature of the asset); (ii) the credit equivalent amount of each off-balance sheet asset and each on-balance sheet asset must be multiplied by a risk factor ranging from 0% to 100% (again depending upon the nature of the asset); and
(iii) the resulting amounts are added together and constitute total risk-weighted assets.

       The risk-based capital requirements of the OTS also require savings institutions with more than a "normal" level of interest rate risk to maintain additional "total" capital. A savings institution's interest rate risk is measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. Net portfolio value is defined, generally, as the present value of expected cash inflows from existing assets and off-balance sheet contracts less the present value of expected cash outflows from existing liabilities. A savings institution is considered to have a "normal" level of interest rate risk exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates (whichever results in the greater decline) is less than two percent of the current estimated economic value of its assets. A savings institution with a greater than normal interest rate risk will be required to deduct from "total" capital, for purposes of calculating its risk-based capital requirement, an amount (the "interest rate risk component") equal to one-half the difference between the institution's measured interest rate risk and the normal level of interest rate risk, multiplied by the economic value of its total assets.

       The OTS calculates the sensitivity of a savings institution's net portfolio value based on data submitted by the institution in a schedule to its quarterly Thrift Financial Report and using the interest rate risk measurement model adopted by the OTS. The amount of the interest rate risk component, if any, to be deducted from a savings institution's total capital is based on the institution's Thrift Financial Report filed two quarters earlier. Savings institutions with less than $300 million in assets and a risk-based capital ratio above 12% are generally exempt from filing the interest rate risk schedule with their Thrift Financial Reports. However, the OTS requires any exempt savings institution that it determines may have a high level of interest rate risk exposure to file such schedule on a quarterly basis and may subject the institution to an additional capital requirement based upon its level of interest rate risk as compared to its peers.

       Capital requirements higher than the generally applicable minimum may be established for a particular savings institution if the OTS determines that the institution's capital was or may become inadequate in view of its particular circumstances.

       As of June 30, 1998 and December 31, 1997, the Bank exceeded all regulatory minimum capital requirements. The following tables sets forth the Bank's regulatory capital as of June 30, 1998 and December 31, 1997.

       As of June 30, 1998:

                      Actual Capital                  Required Capital                        Excess Capital
                      --------------                  ----------------                        --------------
                   Amount      Percentage           Amount       Percentage              Amount       Percentage
                   ------      ----------           ------       ----------              ------       ----------
Tangible        $1,668,000       16.1%             $155,000          1.5%             $1,513,000          16.0%

Core            $1,668,000       16.1%             $310,000          3.0%             $1,358,000          13.1%

Risk-based      $1,738,000       40.9%             $340,000          8.0%             $1,398,000          32.9%

       As of December 31, 1997:

                      Actual Capital                  Required Capital                        Excess Capital
                      --------------                  ----------------                        --------------
                   Amount      Percentage           Amount       Percentage              Amount       Percentage
                   ------      ----------           ------       ----------              ------       ----------
Tangible        $1,700,000       16.6%             $154,000          1.5%             $1,546,000          15.1%

Core            $1,700,000       16.6%             $308,000          3.0%             $1,392,000          13.6%

Risk-based      $1,752,000       40.4%             $347,000          8.0%             $1,405,000          32.4%


       Upon consummation of the Conversion, the Bank will no longer be subject to OTS capital regulations, but will be subject to the Federal Reserve guidelines regarding capital requirements as well as statutory capital requirements imposed under Maryland law. Federal Reserve regulations establish two capital standards for state-chartered banks that are members of the Federal
Reserve: a leverage requirement and a risk-based capital requirement. In addition, the Federal Reserve may, on a case-by-case basis, establish individual minimum capital requirements for a bank that vary from the requirements which would otherwise apply under Federal Reserve regulations. A bank that fails to satisfy the capital requirements established under the Federal Reserve's regulations will be subject to such administrative action or sanctions as the Federal Reserve deems appropriate.

       The leverage ratio adopted by the Federal Reserve requires a minimum ratio of "Tier 1 capital" to adjusted total assets of 3% for banks rated composite 1 under the CAMEL rating system for banks. Banks not rated composite 1 under the CAMEL rating system for banks are required to maintain a minimum ratio of Tier 1 capital to adjusted total assets of 4% to 5%, depending upon the level and nature of risks of their operations. For purposes of the Federal Reserve's leverage requirement, Tier 1 capital generally consists of the same components as core capital under the OTS's capital regulations, except that no intangibles except certain PMSRs and purchased credit card relationships may be included in capital. The Federal Reserve has noted that most expansion- oriented banking organizations have maintained leverage capital ratios of between 4% and 5% of adjusted total assets, and it is likely that these ratios will be applied to the Company upon consummation of the Conversion.

       The risk-based capital requirements established by the Federal Reserve's regulations require state member banks to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital" (as described below), provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital under the Federal Reserve's regulations generally correspond to the components of supplementary capital under OTS regulations. Total risk-weighted assets generally are determined under the Federal Reserve's regulations in the same manner as under the OTS's regulations.

       On a pro forma basis, assuming the sale of the Maximum Number of Units in the Offering and the Company provides the Bank with additional capital so that the Bank has stockholder's equity of approximately $5,000,0000, the Bank would (as of June 30, 1998) be in compliance with the Federal Reserve's requirements as follows:

                                                                      Minimum
                                                      AmericasBank   Regulatory
                                                          Corp.        Ratios
                                                      ------------   ----------

Tier 1 capital to adjusted total assets .............     34.8%          3%
Total capital to risk weighted assets ...............    109.1%          8%


       The Federal Reserve has indicated a desire to raise capital requirements beyond their current levels. In this regard, the Federal Reserve has proposed an amendment to the risk-based capital standards that would calculate the change in a financial institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest risk exposure to hold additional amounts of capital against such exposures. As described above, the OTS has an interest-rate risk component in its risk-based capital guidelines.

       In addition, the Bank will be subject to the statutory capital requirements imposed by the State of Maryland. Under Maryland law, if the surplus of a Maryland commercial bank at any time is less than 100% of its capital stock, then, until the surplus is 100% of the capital stock, the commercial bank: (i) must transfer to its surplus annually at least 10% of its net earnings; and (ii) may not declare or pay any cash dividends that exceed 90% of its net earnings.

       Prompt Corrective Regulatory Action. Pursuant to the FDI Act, the federal banking agencies established for each capital measure levels at which an insured institution is deemed to be well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Federal banking agencies are required to take prompt corrective action with respect to insured institutions that fall below minimum capital standards. The degree of required regulatory intervention for institutions that are not at least adequately capitalized is tied to an insured institution's capital category, with increasing scrutiny and more stringent restrictions being imposed as an institution's capital declines.

       The prompt corrective action regulations generally are based upon an institution's capital ratios. Under the prompt corrective action regulations adopted by the OTS, an institution will be considered (i) "well capitalized" if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 6% or greater, and a leverage ratio of 5% or greater (provided that the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure); (ii)

"adequately capitalized" if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 or core capital to risk-weighted assets ratio of 4% or greater, and a leverage ratio of 4% or grater (3% or greater if the institution is rated composite 1 in its most recent report of examination);
(iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 or core capital to risk-weighted assets ratio of less than 4%, or a leverage ratio that is less than 4% (3% if the institution is rated composite 1 in its most recent report of examination); (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 or core capital to risk-weighted assets ratio that is less than 3%, or a leverage ratio that is less than 3%; and (v) "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is less than or equal to 2%. The regulations also permit the OTS to determine that a savings institution should be classified in a lower category based on other information, such as the institution's examination report, after written notice and an opportunity for a hearing.

       Subject to a narrow exception, the regulations require the OTS to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulations also provide that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions may become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators, restrictions on growth and capital distributions and limitations on expansion. The OTS also could take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

       Due to the Bank's recent formation, as of the date of this Prospectus, the Bank had not been categorized by the OTS under one of the five categories described above. Management believes that the Bank will be categorized as "well capitalized" for purposes of the prompt corrective action regulations. Although management believed that the OTS would categorize the Bank by June 30, 1998, as of the date of this Prospectus, the OTS had not categorized the Bank.

       Management of the Bank believes that the Bank will, immediately after the Conversion, also be classified as "well-capitalized" under the Federal Reserve's regulations, which are similar to those of the OTS.

       Standards for Safety and Soundness. The FDI Act requires each federal banking agency to establish safety and soundness standards for institutions under its authority. In 1995, the federal banking agencies released Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines require institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The Guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The Guidelines further provide that institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and institutions should take into account factors such as comparable compensation practices at comparable institutions.

       In addition, under the Guidelines, an institution is required to establish and maintain a system to identify problem assets and prevent deterioration of those assets in a manner commensurate with its size and the nature and scope of its operations. An institution also must establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves in a manner commensurate with the institution's size and the nature and scope of its operations.

       If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

       Management believes that the Bank currently meets the standards adopted in the Guidelines and that, upon consummation of the Conversion, the Bank will continue to meet the standards adopted in the Guidelines.

       Community Reinvestment Act. Under the Community Reinvestment Act (the "CRA") and the implementing OTS regulations, the Bank has a continuing and affirmative obligation to help meet the credit needs of its local community, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the board of directors of financial institutions, such as the Bank, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet the community's credit needs and the specific types of credit that the institution is willing to extend. The Bank's Board of Directors is required to review the appropriateness of the delineation of its community at least annually.

       Upon consummation of the Conversion, the Bank's obligation to meet the credit needs of its local community will continue; however, the Bank will be subject to the implementing regulations of the Federal Reserve as its federal supervisory agency.

       Insurance of Deposit Accounts. Federal deposit insurance is required for all federally chartered savings institutions. Deposits at the Bank are insured up to a maximum of $100,000 for each depositor by the SAIF, which is administered by the FDIC and which currently provides deposit insurance for federally chartered savings institutions. The FDIC also administers the Bank Insurance Fund ("BIF"), which is the insurance fund which insures most commercial bank deposits. Currently, in general, the deposit insurance assessment rate for institutions insured by BIF is slightly less than the rate for institutions insured by SAIF.

       Under either SAIF or BIF, to evaluate a financial institution's deposit insurance assessment, the FDIC has adopted a risk-based insurance assessment system. Based on the institution's financial condition, the FDIC assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; or (iii) undercapitalized, as such terms are defined under the prompt corrective regulatory action regulations (discussed above), except that "undercapitalized" includes any institution that is not well capitalized or adequately capitalized. Within each capital category, institutions are assigned to one of three supervisory subgroups - "healthy" (institutions that are financially sound with only a few minor weaknesses), "supervisory concern" (institutions with weaknesses which, if not corrected, could result in significant deterioration of the institution and increased risk to the deposit insurer), or "substantial supervisory concern" (institutions that pose a substantial probability to the deposit insurer unless corrective action is taken). An institution's assessment rate depends on the capital category and supervisory subgroup to which it is assigned. The FDIC has raised deposit insurance premiums several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

       Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS.

       Upon consummation of the Conversion, although the Bank, as a Maryland commercial bank, would qualify for insurance of deposits by the BIF, substantial entrance and exit fees apply to conversions from SAIF to BIF insurance. Accordingly, following the Conversion, the Bank will remain a member of the SAIF, which will insure deposits of the Bank up to a maximum of $100,000 for each depositor. Because the Bank after the Conversion will continue to be a SAIF member, its deposit insurance assessments will be determined on the same basis as the deposit insurance assessments currently paid by the Bank.

       Uniform Real Estate Lending Standards. Under OTS regulations, savings institutions must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards, including loan-to-value limits that are clear and measurable, loan administration procedures and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") that have been adopted by the federal bank agencies.

       The Interagency Guidelines, among other things, call upon depository institutions to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits: (i) for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral; (ii) for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%; (iii) for loans for the construction of commercial, multifamily or other nonresidential property, the supervisory limit is 80%; (iv) for loans for the construction of one-to-four family properties, the supervisory limit is 85%; and (v) for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property including non-owner-occupied, one-to-four family property), the limit is 85%. Although no supervisory loan-to-value limit has been established for owner-occupied, one-to-four family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

       The Interagency Guidelines state that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits, based on the support provided by other credit factors. The aggregate amount of loans in excess of the supervisory loan-to-value limits, however, should not exceed 100% of total capital and the total of such loans secured by commercial, agricultural, multifamily and other non-one-to-four family residential properties should not exceed 30% of total capital. The supervisory loan-to-value limits do not apply to certain categories of loans, including loans insured or guaranteed by the U.S. government and its agencies or by financially capable state, local or municipal governments or agencies; loans backed by the full faith and credit of a state government; loans that are to be sold promptly after origination without recourse to a financially responsible party; loans that are renewed, refinanced or restructured without the advancement of new funds; loans that are renewed, refinanced or restructured in connection with a workout; loans to facilitate sales of real estate acquired by the institution in the ordinary course of collecting a debt previously contracted; and loans where the real estate is not the primary collateral.

       Upon consummation of the Conversion, the Bank will be subject to the real estate lending guidelines promulgated by the Federal Reserve. In general, the Federal Reserve requires that a member bank's real estate lending policies should reflect consideration of the Interagency Guidelines. The Bank also will be subject to certain Maryland laws concerning real estate lending.

       Management believes that the Bank's current lending policies comply with OTS' regulations and that, upon consummation of the Conversion, the Bank's real estate lending policies will comply with applicable Federal Reserve regulations and Maryland law.

       Federal Home Loan Bank System. The Bank is a member of the FHLB System, which consists of twelve regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). In particular, the Bank is a member of the FHLB of Atlanta. Each FHLB provides a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It offers advances to members in accordance with policies and procedures established by the FHFB and the Board of Directors of the FHLB of which the institution is a member. As of June 30, 1998, the Bank had no advances outstanding with the FHLB of Atlanta.

       The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount equal to at least 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, 0.3% of its total assets at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB of Atlanta, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB of Atlanta stock as of June 30, 1998 of $54,000. For additional information, see Note 1 of the Notes to the Company's Consolidated Financial Statements.

       Upon consummation of the Conversion, the Bank will continue to be a member of the FHLB of Atlanta.

       Federal Reserve System. Pursuant to regulations of the Federal Reserve, all FDIC-insured institutions must maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). During fiscal 1998, the Federal Reserve regulations require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $47.3 million or less (subject to adjustment by the Federal Reserve), the reserve requirement is 3%; and for accounts greater than $47.3 million, the reserve requirement is $1,419,000 plus 10% (subject to adjustment by the Federal Reserve between 8% and 14%) against that portion of total transaction accounts in excess of $47.3 million. The first $4,700,000 of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. As of June 30, 1998, the Bank met its reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OTS.

       Upon consummation of the Conversion, the Bank will become a member of the Federal Reserve and will subscribe for stock in the Federal Reserve Bank of Richmond in an amount equal to 6% of the Bank's common stock and paid-in surplus. Upon Consummation of the Conversion, the Bank will continue to be subject to the reserve requirements described above.

HOLDING COMPANY REGULATION PRIOR TO THE CONVERSION

        The Company is a non-diversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company is required to be registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. The Bank is required to notify the OTS thirty days before declaring any dividend to the Company.

       As a unitary savings and loan holding company, the Company generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank is a QTL. Upon any non-supervisory acquisition by the Company of another savings institution, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would become subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.

       The HOLA prohibits a savings and loan holding company from acquiring control of another savings institution, or holding company thereof, without prior written approval of the OTS. Control includes acquisition of more than 25% of any class of voting stock or 5% of any class of voting stock if certain OTS defined control criteria are present. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors. Except in certain circumstances, the OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state.

HOLDING COMPANY REGULATION AFTER THE CONVERSION

       General. Upon consummation of the Conversion, the Company, as the sole stockholder of the Bank, will become a bank holding company and will register as such with the Federal Reserve Board. Bank holding companies of state commercial banks are subject to comprehensive regulation by the Federal Reserve under the BHC Act. As a bank holding company, the Company will be required to file with the Federal Reserve reports and such additional information as the Federal Reserve may require, and will be subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

       Under the BHC Act, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company.

       The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve includes, among other things, operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers. The Company has no present plans to engage in any of these activities.

        In addition to Federal Reserve approval, Maryland law requires a bank holding company to obtain prior approval of the Commissioner when acquiring a Maryland bank holding company or bank. Maryland law defines "acquiring" or "acquisition" as (i) one bank holding company merging or consolidating with another bank holding company; (ii) a bank holding company assuming direct or indirect ownership or control of either more than 5% of any class of voting shares of another bank holding company or bank or all or substantially all the assets of another bank holding company or bank; and (iii) taking any other action that results in direct or indirect control by a bank holding company of another bank holding company or bank. The Commissioner may deny approval of any such acquisition if the Commissioner determines that the acquisition is anti-competitive or threatens the safety or soundness of a banking institution. Any voting stock acquired without the approval required under the statute may not be voted for a period of 5 years. This restriction is not applicable to certain acquisitions by bank holding companies of the stock of Maryland banks or Maryland bank holding companies which are governed by the Maryland Act.

       Dividends. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve pursuant to the FDI Act, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

       Bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated retained earnings. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve. Bank holding companies whose capital ratios exceed the threshold for "well capitalized" banks on a consolidated basis are exempt from the foregoing requirement if they were rated composite 1 or 2 in their most recent inspection and are not the subject of any unresolved supervisory issues.

       Interstate Banking Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Act") was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Act allows the Federal Reserve to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Act also prohibits the Federal Reserve from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Act. Under Maryland law, a bank holding company is prohibited from acquiring control of any bank if the bank holding company would control more than 30% of the total deposits of all depository institutions in the State of Maryland unless waived by the Commissioner.

       Pursuant to the Act, the Federal Reserve Board may approve an application of an adequately capitalized and adequately managed non-Maryland bank holding company to acquire control of, or acquire all or substantially all of the assets of, a Maryland bank, as long as certain requirements of the Act are met.

       Additionally, the Act authorizes the federal banking agencies, effective June 1, 1997, to approve interstate merger transactions of banks without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opts out of the Act by adopting a law after the date of enactment of the Act and prior to June 1, 1997 that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. The State of Maryland has enacted legislation, effective September 29, 1995, that authorizes interstate mergers involving Maryland banks. The Maryland statute also authorizes out-of-state banks to establish branch offices in Maryland by means of merger, branch acquisition or de novo branching, provided that the home state of the out-of-state bank provides reciprocal interstate branching authority to Maryland banks.

FINANCIAL SERVICES MODERNIZATION LEGISLATION

       On May 13, 1998, the House of Representatives passed H.R. 10, the "Financial Services Competition Act of 1997." The legislation is intended to break down barriers between banking, securities and insurance activities, while maintaining the bank holding company structure. The FSA repeals the Glass-Steagall Act, which generally has separated the commercial and investment banking industries. Under the bill, financial services holding companies, which would be regulated by the Federal Reserve, would be allowed to own banks, securities firms and insurance companies. Bank holding companies would be barred from conducting nonfinancial activities, with certain nonfinancial activities being grandfathered for ten years.

       The bill also provides that national bank subsidiaries may conduct certain activities including insurance, securities and travel agency services, but may not engage in underwriting, merchant banking or real estate development activities. National banks also would be permitted to underwrite revenue bonds directly. The bill preserves the thrift charter provisions, but bars new unitary thrift holding companies that have not filed applications with the OTS by March 31, 1998.

       It is not currently possible to predict whether or when the bill will be enacted into law, or if it is enacted into law, whether it will remain in the form approved by the House of Representatives. It also is not possible to predict what impact the bill will have on the Company or the Bank. One consequence may be increased competition from large financial services companies that, under the bill, would be permitted to provide many types of financial services to customers. Neither the Company nor the Bank currently conducts any nonfinancial activities. Certain provisions of the bill may affect the Bank upon consummation of the Conversion due to a Maryland law that gives, with the approval of the Commissioner, Maryland commercial banks the authority to engage in activities in which a national bank may engage.

                 DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

OFFICERS AND DIRECTORS


       The following table sets forth the names, ages and terms of office of the directors of the Company and the names and ages of the officers of the Company as of August 30, 1998. None of the directors or officers are related.




NAME                                              AGE            POSITION WITH THE        TERM TO
----                                              ---            -----------------        -------
                                                                      COMPANY             EXPIRE
                                                                      -------             ------
Garbis Baklayan                                    52                Director               2000

Nicholas J. Belitsos, M.D.                         48                Director               2000

King V. Cheek                                      61                Director               2001

Cynthia B. Conklin                                 45                Director               2000

Patricia D'Alessandro                              53             Executive Vice             N/A
                                                                     President

William A. Fogle, Jr.                              63             Director (Vice            2001
                                                              Chairman of the Board)

Constantine Frank                                  43                Director               1999

Leonard Frenkil                                    60                Director               1999

J. Clarence Jameson, III                           67          Director (Chairman of        2001
                                                                  the Board) and
                                                                     President

Kemp Jayadeva                                      48                Director               2001

Norman H. Katz                                     71                Director               2001

Shawki N. Malek, M.D.                              54                Director               2001

Mark D. Noar, M.D.                                 44                Director               1999

Larry D. Ohler                                     59           Director, Treasurer         2001

Kenneth D. Pezzulla                                69           Director, Secretary         2001

Ramon F. Roig, Jr., M.D.                           65                Director               2000

Russell A. Rourke                                  66                Director               2000


NAME                                              AGE            POSITION WITH THE        TERM TO
----                                              ---            -----------------        -------
                                                                      COMPANY             EXPIRE
                                                                      -------             ------
Melanie R. Sabelhaus                               50                Director               2000

Baldev Singh                                       61                Director               2000

Michael Stern                                      46                Director               1999


       Messrs. Cheek, Fogle, Jameson, Jayadeva, Katz, Ohler and Pezzulla have been directors of the Company since 1996. Effective as of March 28, 1998, the number of directors of the Corporation was increased from seven to twenty-one, and the then existing directors appointed Messrs. Baklayan, Frank, Frenkil, Rourke, Singh and Stern; Drs. Belitsos, Malek, Noar and Roig; Ms. Conklin and Ms. Sabelhaus, and Michael W. Makalian and George E. Rayme, Jr. to fill the newly created directorships. Messrs. Mekalian and Rayme resigned as directors of the Company as of August 27, 1998.


       At the first annual meeting of the stockholders of the Company, which was held on May 28, 1998, the directors of the Company were divided into three classes, with each class containing approximately one-third of the total number of directors, so that, after a phase-in period, each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. Pursuant to the Bylaws of the Company, the term of office of one of the three classes of directors expires each year.

       Messrs. Jameson, Ohler, Pezzulla and Ms. D'Alessandro have been officers of the Company since 1996. The officers of the Company are elected annually by the Board of Directors following the annual meeting of stockholders and serve for terms of one year and until their successors are duly elected and qualified except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors of the Company. No officer is the party to an employment contract. At the meeting of the Board of Directors held on May 28, 1998, Messrs. Jameson, Ohler, Pezzulla and Ms. D'Alessandro were reelected as the officers of the Company.


       Ms. D'Alessandro and Messrs. Jameson, Ohler and Pezzulla also currently serve, respectively, as the President, Vice President, Treasurer and Secretary of the Bank. Messrs. Cheek, Fogle, Jameson, Jayadeva, Katz, Ohler and Pezzulla; Drs. Malek, Noar and Roig; and Ms. D'Alessandro also currently serve as the directors of the Bank, with Mr. Jameson serving as Chairman of the Board and Mr. Fogle serving as Vice Chairman of the Board.

       On September 24, 1998, the Bank hired Richard J. Hunt, Jr. to serve as President of the Bank. Mr. Hunt's appointment as President of the Bank is subject to regulatory approval and there can be no assurance that such regulatory approval will be obtained. Upon obtaining regulatory approval for Mr. Hunt to serve as President of the Bank, Ms. D'Alessandro will serve as a Vice President of the Bank. Subject to regulatory approval, Mr. Hunt also will serve as a director of the bank.


       The Bank has established an advisory board of directors (the "Advisory Board of Directors"), which is comprised primarily of professionals and business persons (the "Advisory Directors"), who provide advice to the Board of Directors of the Bank and who promote the interests of the Bank. An advisory board of directors is not required by any Maryland or federal law or regulation and Advisory Directors are not subject to regulatory approval or supervision. The Advisory Directors serve at the pleasure of the Board of Directors of the Bank.

       Biographical information concerning the directors and officers of the Company and the Bank is set forth below.


GARBIS BAKLAYAN is a director of the Company. Mr. Baklayan is President and Chief Executive Officer of Gary's Sportswear and Athletic Shoes, a shoe and sportswear company, and has served in that capacity since 1978.


NICHOLAS J. BELITSOS, M.D. is a director of the Company. Dr. Belitsos currently practices internal medicine and gastroenterology in Baltimore, Maryland and is President of Nicholas J. Belitsos, M.D., P.A. He has served in that capacity for the past ten years.


KING V. CHEEK is a director of the Company and the Bank. Mr. Cheek currently is a Senior Adviser to the President of the New York Institute of Technology, and has served in that capacity since February 1997. Mr. Cheek also serves as a marketing representative for BCI Contractors, Inc., a construction company, and has served in that capacity since February 1997. From February 1996 until January 1997, Mr. Cheek served as a Vice President for BCI Contractors, Inc. Mr. Cheek was Vice President of Academic Affairs at the New York Institute of Technology from September 1992 to January 1996. Mr. Cheek was a director of Union Trust Bancorp from 1971 to 1974.


CYNTHIA B. CONKLIN is a director of the Company. Ms. Conklin currently is a licensed realtor with O'Connor Piper & Flynn-ERA, a real estate sales company, and has served in that capacity for over 12 years.


PATRICIA D'ALESSANDRO is the Executive Vice President of the Company, the President of the Bank and a director of the Bank. Until December 1, 1997, Ms. D'Alessandro was a Vice President of Rushmore Trust and Savings, FSB ("Rushmore"), and had served in that capacity for over six years. As a Vice President of Rushmore, Ms. D'Alessandro was responsible for loan originations, loan servicing, delinquencies and collections for both of Rushmore's branch offices. Ms. D'Alessandro also was responsible for the operations of the Baltimore Branch. Ms. D'Alessandro was employed from 1962 to 1974 and from 1984 to 1989 by Chesapeake Federal Savings and Loan Association, during which time Ms. D'Alessandro served in a variety of capacities, including assistant secretary of the association and manager of loan servicing.

WILLIAM A. FOGLE, JR. is Vice Chairman of the Board of Directors of the Company and the Bank. Mr. Fogle currently is Vice President of York County Property Management Company, a real estate construction, management and development company in York County, Pennsylvania, and has served in that capacity since January 1997. Since January 1997, Mr. Fogle also has been a licensed realtor with Century 21 Country Home, a real estate sales company. He was an Assistant Vice President of Marketing and Sales of BCI Contractors, Inc., a construction company, from February 1995 to December 31, 1996. Mr. Fogle was Secretary of the Maryland Department of Licensing and Regulation from 1987 to February 1995.

CONSTANTINE FRANK is a director of the Company. Since 1972, Mr. Frank has been employed by Precision Vending, Inc. (f/k/a/ Nick Frank Vending, Inc.), a vending company servicing customers in the Baltimore area. Mr. Frank has been President of Precision Vending, Inc. since July 1, 1997.

LEONARD FRENKIL is a director of the Company. Mr. Frenkil currently is the President and Chief Executive Officer of Atlantic Management Corporation, a real estate management company, and has served in that capacity for over 20 years. Mr. Frenkil also is the President of The Empire Construction Company, a construction company, and the President of Empire Industries, Ltd., a real estate company in the hospitality industry.


RICHARD J. HUNT, JR., will be, subject to regulatory approval, President of the Bank. From October 1997 to September 1998, Mr. Hunt was Vice President/Private Banking for Chevy Chase Bank in Chevy Chase, Maryland, and in that capacity was responsible for the development and operation of the bank's private banking group. From September 1994 to October 1997, Mr. Hunt was Vice President/Corporate Lending and Vice President/Cash Management for Citizens Savings Bank, F.S.B. in Gaithersburg, Maryland. As Vice President/Corporate Lending, Mr. Hunt was responsible for developing and managing the bank's commercial (including small business) clients in Montgomery County, Maryland. From January 1993 to September 1994, Mr. Hunt was Assistant Vice President/Not-For-Profit Lending for Riggs National Bank in Washington, D.C., and in that capacity was responsible for developing and implementing the bank's plan to penetrate the not-for-profit lending market in Montgomery County, Maryland. From May 1989 to January 1993, Mr. Hunt served in a variety of capacities for The First National Bank of Maryland in Rockville, Maryland, including commercial banking officer, corporate credit analyst and commercial branch manager.


J. CLARENCE JAMESON, III is President of the Company and Vice President of the Bank and is the Chairman of the Board of Directors of both the Company and the Bank. Mr. Jameson currently is the President and a principal of Jameson and Associates, P.A., a public accounting firm, and has served in that capacity for over 14 years. From February 1994 to June 1995, Mr. Jameson was Chairman of the Board of Maryland Bank Corp., the savings and loan holding company of MarylandsBank, FSB. Mr. Jameson also was a director of MarylandsBank, FSB from February 1994 to June 1995. Mr. Jameson also was an organizer of the Bank of Maryland and its holding company, Bank Maryland Corp., and he served as Chairman of the Board of both entities from 1985 to 1990.

KEMP JAYADEVA is a director of the Company and a director of the Bank. Mr. Jayadeva currently is the President and sole stockholder of Allied Physician Services, Inc., a computer services firm, and has served in that capacity for over 11 years.

NORMAN H. KATZ is a director of the Company and the Bank. Mr. Katz is an attorney is solo practice in the Baltimore metropolitan area and has been a sole practitioner for over 15 years. Mr. Katz was the assistant director of the Division of Parole and Probation for the State of Maryland from 1955 to 1978.


SHAWKI N. MALEK, M.D. is a director of the Company and the Bank. Dr. Malek is in private practice specializing in adult and pediatric gastroenterology with offices in Towson, Maryland and has served in that capacity since 1982.

MARK D. NOAR, M.D., is a director of the Company and the Bank. Dr. Noar currently is a gastroenterologist in Baltimore, Maryland and is a principal of Endoscopic Microsurgery Associates, P.A., which is a medical practice in

Baltimore, Maryland. He has served in that capacity for over nine years. Dr. Noar also is the Medical Director and a principal of The Endoscopy Center, Inc., which operates an ambulatory surgery center. He has served in that capacity for over seven years.

LARRY D. OHLER is the Treasurer of the Company and the Bank and a director of the Company and the Bank. Mr. Ohler currently is the Chief Financial Officer of PATS, Inc., an aircraft equipment manufacturer, and has served in such capacity for over 13 years. He also is a certified public accountant.

KENNETH D. PEZZULLA is Secretary of the Company and the Bank and a director of the Company and the Bank. Mr. Pezzulla currently is a member of Pezzulla and Pezzulla, LLC, a Towson law firm, and has served in that capacity since 1995. Mr. Pezzulla had a solo legal practice from 1975 to 1995. Mr. Pezzulla was a director of Rushmore from 1989 to October 1997, and was a director of its predecessor, LaCorona Building and Loan Association, from 1963 to 1989. Mr. Pezzulla was President of LaCorona Building and Loan Association from 1985 to 1988.


RAMON F. ROIG, JR., M.D. is a director of the Company and the Bank. Dr. Roig currently practices in internal medicine and gastroenterology in Baltimore, Maryland and is President of Ramon F. Roig, M.D., P.A. He has served in that capacity since 1974.


RUSSELL A. ROURKE is a director of the Company. Mr. Rourke retired in 1997 from the EPP Company, a private real estate development company, where he had served as President for over 24 years. Mr. Rourke was Secretary of the Air Force during the Reagan administration and was Assistant Secretary of Defense for Legislative Affairs from 1981-1985. Mr. Rourke was a Special Assistant to President Gerald R. Ford from 1974-1977. Mr. Rourke retired from the Marine Corps Reserves in 1985 with the rank of Colonel.

MELANIE R. SABELHAUS is a director of the Company. Since January 1997, Ms. Sabelhaus has been a Vice President of BridgeStreet Accommodations, Inc., a provider of accommodation services primarily for business people and professionals. Prior to January 1997, Ms. Sabelhaus was President of Exclusive Interim Properties, Ltd., which she founded in June 1986. Exclusive Interim Properties, Ltd. provided relocation services to executives on temporary assignment in the Baltimore, Washington, D.C. and Virginia areas. In January 1997, Exclusive Interim Properties, Ltd. merged into an affiliate of BridgeStreet Accommodations, Inc. Ms. Sabelhaus also is a director of BridgeStreet Accommodations, Inc.


BALDEV SINGH is a director of the Company. Mr. Singh currently is the President of BGK Truckers Inn, Inc., a Maryland based developer and operator of truck stops, gas stations and convenience stores, and has served in that capacity since 1991. In addition, Mr. Singh is a member of Network Processing, LLC, a provider of automatic teller machines, and has served in that capacity since April 1998.


MICHAEL STERN is a director of the Company. Mr. Stern currently is the President of RTW Rehabilitation Services, Inc., a company which provides case management and vocational services to injured workers. He has served in that capacity since 1980. RTW Rehabilitation Services, Inc. provides services in Maryland, North Carolina, Virginia, Washington, D.C. and West Virginia. Mr. Stern also is a Vice President of Family Vending, Inc., a vending company, Cash All Checks Inc. of Maryland and Cash All Checks of P.A. Inc., which are check cashing companies, and L'Enfant Card and Gift Inc., a gift shop.

INDEMNIFICATION

       The Company's Charter and Bylaws provide, in relevant part, that the "the Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with" the Maryland General Corporation Law (the "MGCL").

       The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful. The Company maintains directors and officers liability insurance.

       The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(a) the person actually received an improper benefit or profit in money, property or services; or (b) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Charter contains a provision providing for the elimination of the liability of its directors and officers to the Company or its stockholders for money damages for any breach of any duty owed by such directors or officers to the fullest extent permitted by Maryland law.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     REMUNERATION OF DIRECTORS AND OFFICERS

REMUNERATION


       At the present time, the Company does not have and does not intend to have any employees.


       The following table and notes sets forth information as to the remuneration paid by the Bank to each of the three highest paid officers of the Bank and all of such officers as a group for the year ended December 31, 1997.

Name of Individual or                Capacities in Which             Aggregate
Identity of Group                 Remuneration was Received        Remuneration
-----------------                 -------------------------        ------------
Patricia D'Alessandro                     President                  $  3,750
J. Clarence Jameson, III              Vice President(1)                35,000
Kenneth D. Pezzulla                      Secretary(1)                  25,000
                                                                      -------
Officers as a Group (3 persons)                                       $63,750
                                                                      =======

(1) In consideration of services performed on behalf of the Company and the Bank in preparing the necessary bank regulatory applications and negotiating the terms of and performing the necessary investigations related to the transaction with Rushmore, Mr. Jameson and Mr. Pezzulla each were paid $25,000 by the Bank. In addition, Jameson and Associates, P.A. and Pezzulla and Pezzulla, LLC, each were paid $12,500 by the Bank for such services. Mr. Jameson is the President and a principal of Jameson and Associates, P.A., a public accounting firm, and Mr. Pezzulla is a member of Pezzulla and Pezzulla, LLC, a Towson law firm. The payment for the services performed as described in this footnote are not recurrent. In addition, Mr. Jameson was entitled to $10,000 for additional services rendered to the Bank during 1997.

EMPLOYMENT ARRANGEMENTS


       The Bank has agreed to pay Ms. D'Alessandro $45,000 annually in connection with her duties as President of the Bank. Ms. D'Alessandro is not a party to any employment agreement with the Company or the Bank and she could resign or be terminated at any time and for any reason.

       In addition, through August 30, 1998, pursuant to the Company's stock option plan, options to purchase 1,700 shares of Common Stock have been granted to Ms. D'Alessandro. Of these options, 1,640 have an exercise price of $10.00 per share and 60 have an exercise price of $12.00 per share. All of the options are first exercisable six months after their grant date, and the earliest exercise date for any of such options is December 1, 1998. See "- Stock Option Plan."

       On September 24, 1998, the Bank hired Richard J. Hunt, Jr. to serve as President of the Bank. Mr. Hunt's appointment as President of the Bank is subject to regulatory approval and there can be no assurance that such regulatory approval will be obtained. Upon obtaining regulatory approval for Mr. Hunt to serve as President of the Bank, Ms. D'Alessandro will serve as a Vice President of the Bank.

       Mr. Hunt's employment agreement with the Bank provides for an annual base salary of $85,000, subject to annual review, and a term of three years. However, Mr. Hunt may terminate his employment at any time upon 90 days prior written notice and the Bank may terminate Mr. Hunt's employment at any time and for any reason. In general, if Mr. Hunt is terminated without cause, the Bank is obligated to pay Mr. Hunt his salary for nine months after termination. In the event of a change in control of more than fifty percent (50%) of the ownership of any class of the Company's outstanding capital stock, and Mr. Hunt is terminated or elects to terminate his employment, then the Bank shall pay Mr. Hunt an amount equal to one year's salary. Mr. Hunt is entitled to participate in any management bonus plan established by the Bank and to receive all benefits offered to the Bank's executive employees. Mr. Hunt will receive an automobile expense allowance of $400.00 per month.

       In addition, upon the receipt of regulatory approval for Mr. Hunt to serve as President of the Company, the Company has agreed to grant to Mr. Hunt, pursuant to the Company's stock option plan, options to purchase 8,000 shares of Common Stock at an exercise price of $12.00 per share. All of these options are first exercisable six months after their grant. Mr. Hunt also will be granted, pursuant to the Company's stock option plan, options to purchase 5,000 shares of Common Stock over a three year period at an exercise price of $12.00 per share based upon the performance of the Bank. See "-Stock Option Plan."

COMPENSATION OF DIRECTORS

       The Company currently does not pay directors' fees. Beginning November 1, 1998, Directors will receive $50.00 for each regular and special meeting of the Board of Directors attended. Although the Bank has paid directors' fees for only one of its meetings, the Bank intends, beginning November 1, 1998, to pay directors' fees of $50.00 for each regular and special meeting of the Board of Directors attended. However, the Company and the Bank reserve the right to increase and/or decrease the fees that will be paid.

       In addition, beginning November 1, 1998, the Bank has agreed to pay Mr. Jameson $25,000 annually in connection with his duties as Chairman of the Board of Directors of the Bank, and has agreed to pay William A. Fogle, Jr. $18,750 annually in connection with his duties as Vice Chairman of the Board of Directors of the Bank. Mr. Jameson and Mr. Fogle will not be parties to any written agreement with the Bank with respect to their compensation as Chairman of the Board and Vice Chairman of the Board, respectively.

       Pursuant to the Company's stock option plan, effective as of June 1, 1998 (the "Plan Effective Date"), each non-employee director of the Company who was serving as such on the Plan Effective Date was granted an option to purchase 20 shares of Common Stock for (i) each Board of Directors meeting and each capital committee meeting of the Board of Directors attended by such person from August 1, 1996 through and including the Plan Effective Date, and (ii) each other Board committee meeting attended by such person from January 1, 1998 through and including the Plan Effective Date. Pursuant to these terms, options to purchase 1,160 shares of Common Stock were granted to Mr. Jameson and options to purchase 980 shares of Common Stock were granted to Mr. Pezzulla. These options have an exercise price of $10.00 per share.

       In addition, effective as of the Plan Effective Date, options to purchase an additional 8,960 shares of Common Stock were granted to Mr. Jameson and options to purchase an additional 9,100 shares of Common Stock were granted to Mr. Pezzulla, each at an exercise price of $10.00 per share.


       Pursuant to the stock option plan, after the Plan Effective Date, each non-employee director of the Company will be granted an option to purchase 20 shares of Common Stock for each Board of Directors meeting and each committee meeting of the Board of Directors attended by such person. The options will be granted as of the date of the meeting. Pursuant to these terms, as of August 30, 1998, options to purchase 120 shares of Common Stock have been granted to both Mr. Jameson and Mr. Pezzulla. Of these options, 20 have an exercise price of $10.00 per share and 100 have an exercise price of $12.00 per share.


       All of the options that have been issued to non-employee directors of the Company, including Mr. Jameson and Mr. Pezzulla, are first exercisable six months after their grant date, and the earliest exercise date for any of such options is December 1, 1998.

STOCK OPTION PLAN

       General. On April 23, 1998 the Board of Directors adopted, and on May 28, 1998, the stockholders approved, the AmericasBank Corp. Stock Option Plan (the "Plan"). The purpose of the Plan is to advance the interests of the Company by providing eligible individuals with an opportunity to acquire or increase their proprietary interest in the Company, which thereby will create a stronger incentive for such persons to expend maximum effort for the growth and success of the Company and the Bank, and will encourage certain of such eligible individuals to remain in the employ of the Company or the Bank. The effective date of the Plan is June 1, 1998.


       Shares Subject to the Plan. The Plan provides for the reservation of up to 45,000 shares of Common Stock for issuance upon the exercise of options granted under the Plan. Shares may be newly issued, or may be purchased by the Company in the open market or in private transactions. The number of shares reserved for the grant of options and the number of shares which are subject to outstanding options under the Plan are subject to adjustment in the event of stock splits, stock dividends, reclassifications or other changes in the Company's capitalization. If an option expires or is terminated, the shares that were subject to the unexercised portion of the option shall be available for future options granted under the Plan. As of August 30, 1998, options to purchase 30,900 shares of Common Stock have been granted under the Plan.

       Administration and Amendment of the Plan; Eligibility of Participants. The Plan is administered by the Compensation Committee appointed by the Board of Directors and composed solely of two more non-employee directors. The Compensation Committee is authorized to determine and designate from time to time those persons to whom options are to be granted. Options may be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. The granting of an option takes place only when a written and executed option agreement containing the terms and conditions of the option is delivered to the optionee.


       The Plan may be amended, suspended or terminated at any time by the Board of Directors, provided that no such action may impair or alter rights or obligations under an option without the consent of the options holder and provided that stockholder approval is required for amendments that would increase the number of shares available for options or materially increase benefits available to Plan participants.


       Each full-time employee of the Company or any subsidiary customarily employed at least 20 hours per week and each director of the Company is eligible to be a participant under the Plan, if so designated by the Compensation Committee. As of August 30, 1998, 23 persons were eligible to participate in the Plan. As described above, the Plan provides for the grant of certain options to the Company's non-employee directors.


       Terms of Options. The Plan has a 10 year term and each option granted under the Plan shall expire on the 10th anniversary of the date the option was granted or such other date as the Compensation Committee provides. In the event of the termination of employment of an optionee, other than for cause or by reason of death or permanent and total disability, all unexercised options will terminate, be forfeited and will lapse unless such options are exercised by the employee within three months after the optionee's employment with the Company or its subsidiary is terminated or a shorter period as the Board of Directors may determine from time to time. Options immediately lapse upon termination for cause, and are exercisable for one year after death or disability of the employee.

       Any option granted to a non-employee director shall terminate on the first anniversary of the effective date of termination of such person's service on the Board of Directors or such earlier time specified in an option agreement for such option. Notwithstanding the foregoing, any option granted to a non-employee director shall terminate one year following the date in which a non-employee director ceases to be a member of the Board of Directors by reason of death or "permanent and total disability" as defined in the Plan.

       The purchase price of each share of Common Stock subject to an option shall be fixed by the Compensation Committee and stated in each option agreement; provided, however, that the purchase price of any option intended to be an "incentive stock option" (within the meaning of Section 422 of the Code), or any option granted to a director, shall not be less than the greater of par value or 100% of the fair market value of a share on the date the option is granted (as determined in good faith by the Compensation Committee); provided further, that in the event the optionee would otherwise be ineligible to receive an incentive stock option by reason of the provisions of Sections 422(b)(6) and 424(d) of the Code (relating to stock ownership of more than 10%), the purchase price of each share subject to an option shall be not less than the greater of par value or 110% of the fair market value of a share at the time such option is granted. In the event that the shares are listed on an established national or regional stock exchange, are admitted to quotation on The Nasdaq Stock Market, Inc., or are publicly traded on an established securities market, in determining the fair market value of the shares, the Compensation Committee shall use the closing price of the shares on such exchange or system or in such market (the highest such closing price if there is more than one such exchange or market) on the date the option is granted or, if such date was not a trading date, on the trading date immediately preceding the date the option is granted (or, if there is no such closing price, then the Committee shall use the mean between the highest bid and the lowest asked prices or between the high or low prices on such date). If there is no established market for the Common Stock, then the fair market value shall be determined by the Compensation Committee in good faith.

       Options granted under the Plan are not transferable by an optionee otherwise than by will or the laws of descent and distribution, as provided in the Plan. Options shall be exercisable only by the optionee during his lifetime; any attempt to transfer an option, or to assign, pledge, hypothecate or otherwise dispose of an option in violation of the terms of the Plan, or to levy any attachment or similar process upon such option, results in the immediate lapse of such option. Notwithstanding the foregoing, in the event of the death of an optionee or termination of employment due to permanent or total disability, the option may be exercised by the personal representative or bequestee, or by the disabled optionee, as the case may be, within one year after the death or termination of his employment due to permanent or total disability, subject to certain conditions set forth in the Plan.

       Under the Plan, upon the occurrence of certain "extraordinary events" (as described in the Plan), all options granted under the Plan will vest and become fully exercisable upon the extraordinary event. An "extraordinary event" is defined as the commencement of a tender offer (other than by the Company) for any shares of the Company, or a sale or transfer, in one or a series of transactions, of assets having a fair market value at least equal to 50% of the fair market value of all assets of the Company, or a merger, consolidation or share exchange pursuant to which shares may be exchanged for or converted into cash, property or securities of another issuer, or the liquidation of the Company.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS


       The table below sets forth information as of August 30, 1998, relating to the ownership of the Company's Common Stock, $0.01 par value per share, by (i) each of the Company's officers and directors; (ii) all officers and directors as a group; and (iii) each person who is known by the Company to own 5% or more of the outstanding shares of the Company's Common Stock. As of August 30, 1998, there were 300,000 shares of the Company's Common Stock issued and outstanding. The table also provides the number of shares of Common Stock which it is anticipated that such persons will own as a result of their purchases of Units in the Offering. Unless otherwise noted below, the Company believes that each person named in the table has or will have the sole voting and sole investment power with respect to each of the shares of Common Stock reported as owned or to be owned by such person.

                             COMMON STOCK OWNERSHIP

                                                             Amount Anticipated    Amount Anticipated
                                       Amount Owned            to be Purchased      to be Owned After     Minimum        Maximum
         Name and Address           Before the Offering      in the Offering(1)      the Offering(1)    Offering(2)    Offering(3)
         ----------------           -------------------      ------------------      ---------------    -----------    -----------
         Garbis Baklayan                11,050 (4)                  1,042                12,092            2.85%          1.97%
         14100 Phoenix Road
         Phoenix, MD 21131

         Nicholas J. Belitsos, M.D.     13,100 (5)                  2,084                15,184            3.57%          2.48%
         20 East Eager Street
         Baltimore, MD 21202

         King V. Cheek                   5,720 (6)                    500                 6,220            1.46%          0.93%
         14009 Broomall Lane
         Wheaton, MD 20906

         Cynthia B. Conklin              5,050 (7)                  1,042                 6,092            1.43%          0.99%
         230 E. Montgomery Street
         Baltimore, MD 21230

         Patricia D'Alessandro             300 (8)                    200                   500            0.12%          0.08%
         3621 E. Lombard Street
         Baltimore, MD 21224

         William A. Fogle, Jr.           1,000 (9)                    500                 1,500            0.35%          0.24%
         RR 1, Box 192, Meckley Rd.
         Glen Rock, PA 17327

                                                             Amount Anticipated    Amount Anticipated
                                       Amount Owned            to be Purchased      to be Owned After     Minimum        Maximum
         Name and Address           Before the Offering      in the Offering(1)      the Offering(1)    Offering(2)    Offering(3)
         ----------------           -------------------      ------------------      ---------------    -----------    -----------
         Constantine Frank              10,000 (10)                   500                 10,500            2.47%          1.71%
         14721 Manor Road
         Phoenix, MD 21131

         Leonard Frenkil                 2,000                         --                  2,000            0.47%          0.33%
         Atlantic Management Corp.
         100 H Warwickshire Lane
         Glen Burnie, MD 21061

         J. Clarence Jameson, III       38,300 (11)                 2,700                 41,000            9.65%          6.69%
         515 E. Joppa Road
         Towson, MD 21286

         Kemp Jayadeva                  10,000 (12)                   500                 11,042            2.60%          1.80%
         3713 Michelle Way
         Baltimore, MD 21208

         Norman H. Katz                  2,500 (13)                   834                  3,334            0.78%          0.54%
         3420 Lynne Haven Drive
         Baltimore, MD 21244

         Shawki N. Malek, M.D.          12,550 (14)                 2,084                 14,634            3.44%          2.39%
         120 Sister Pierre Drive
         Suite 408
         Towson, MD 21204


                                                             Amount Anticipated    Amount Anticipated
                                       Amount Owned            to be Purchased      to be Owned After     Minimum        Maximum
         Name and Address           Before the Offering      in the Offering(1)      the Offering(1)    Offering(2)    Offering(3)
         ----------------           -------------------      ------------------      ---------------    -----------    -----------
         Mark D. Noar, M.D.             10,000 (15)                 1,042                11,042            2.60%          1.80%
         603 Hastings Road
         Towson, MD 21286

         Larry D. Ohler                  5,050                      2,084                 7,134            1.68%          1.16%
         9570 Berger Road
         Columbia, MD 21046

         Kenneth D. Pezzulla             2,550 (16)                   500                 3,050            0.72%          0.50%
         401 Washington Avenue
         Suite 301
         Towson, MD 21204-4804

         Ramon F. Roig, Jr., M.D.       10,050 (17)                 2,084                12,134            2.86%          1.98%
         15 Aigburth Road
         Towson, MD 21204

         Russell A. Rourke               2,500 (18)                   200                 2,700            0.64%          0.44%
         15 Maryland Avenue
         Annapolis, MD 21401

         Melanie R. Sabelhaus            5,050                      1,042                 6,092            1.43%          0.99%
         1421 Clarkview Road
         Suite 200
         Baltimore, MD 21209


                                                             Amount Anticipated    Amount Anticipated
                                       Amount Owned            to be Purchased      to be Owned After     Minimum        Maximum
         Name and Address           Before the Offering      in the Offering(1)      the Offering(1)    Offering(2)    Offering(3)
         ----------------           -------------------      ------------------      ---------------    -----------    -----------
         Baldev Singh                   12,000 (19)                 2,084                14,084            3.31%          2.30%
         7401 Assateague Drive
         Jessup, MD 20794

         Michael Stern                   5,050 (20)                   500                 5,550            1.31%          0.91%
         Rehabilitation Services, Inc.
         1866-B Reisterstown Road
         Baltimore, MD 21208

         Officers and Directors as a   163,820                     21,522               185,342           43.61%         30.26%
         Group (20 people)

(1) Although it is anticipated that the directors and officers, together with members of their immediate family, will purchase, directly or indirectly, Units in the Offering, neither the directors nor officers nor any other person will be obligated to purchase Units. The directors and officers may purchase additional Units in the Offering if necessary to permit the Company to sell the Minimum Number of Units in the Offering, and they may purchase additional Units even if the Company has sold the Minimum Number of Units. Any Units purchased by the directors and officers in excess of their original commitment will be purchased for investment and not with a view to the resale of such Units. The information contained in this column was compiled, in part, based upon information furnished to the Company by the persons named in the table and the members of the designated group.

(2) Indicates percentage of outstanding shares of Common Stock that would be owned immediately after the Offering assuming the anticipated number of Units are purchased by the directors and officers and the Company accepts subscriptions for the Minimum Number of Units.

(3) Indicates percentage of outstanding shares of Common Stock that would be owned immediately after the Offering assuming the anticipated number of Units are purchased by the directors and officers and the Company accepts subscriptions for the Maximum Number of Units.

(4) Includes 10,000 shares held for the benefit of Mr. Baklayan's IRA, as to which Mr. Baklayan has sole voting and investment power.

(5) Includes 5,000 shares held for the benefit of the Nicholas J. Belitsos, M.D. Profit Sharing Trust, as to which Dr. Belitsos is the sole trustee and 2,100 shares held by dependent children. Also includes 1,000 shares held by Dr. Belitsos' wife. Dr. Belitsos disclaims beneficial ownership as to the shares held by his wife.


(6) Includes 4,000 shares held for the benefit of the Albert C. Cheek Trust, as to which Mr. Cheek is the sole trustee. Also includes 1,220 shares held for the benefit of Mr. Cheek's wife's IRA, as to which Mrs. Cheek has sole voting and investment power. Mr. Cheek disclaims beneficial ownership as to the shares held for the benefit of the Albert C. Cheek Trust and for the benefit of his wife's IRA.


(7) Includes 5,000 shares held for the benefit of the Cynthia B. Conklin Profit Sharing Plan, as to which Ms. Conklin is the sole trustee.

(8) Includes 250 shares held jointly with Ms. D'Alessandro's husband, as to which Ms. D'Alessandro shares voting and investment power.

(9) Includes 200 shares held for the benefit of Mr. Fogle's IRA, as to which Mr. Fogle has sole voting and investment power.

(10) Includes 9,950 shares held jointly with Mr. Frank's wife, as to which Mr. Frank shares voting and investment power.


(11) Includes 17,400 shares held jointly with Mr. Jameson's wife, as to which Mr. Jameson shares voting and investment power, and 16,000 shares held for the benefit of Mr. Jameson's IRA, as to which Mr. Jameson has sole voting and investment power. Also includes 4,850 shares held by Mr. Jameson's wife. Mr. Jameson disclaims beneficial ownership as to the shares held by his wife.

(12) Includes 2,450 shares held jointly with Mr. Jayadeva's wife, Shobha Jayadeva, M.D., as to which Mr. Jayadeva shares voting and investment power, and 2,500 shares held by dependent children. Also includes 5,000 shares held for the benefit of the Shobha Jayadeva Pension Plan, as to which Shobha Jayadeva, M.D., is the sole trustee. Mr. Jayadeva disclaims beneficial ownership as to the shares held for the benefit of his wife's pension plan.

(13) Includes 2,000 shares held for the benefit of Mr. Katz's wife's IRA, as to which Mrs. Katz has sole voting and investment power. Mr. Katz disclaims beneficial ownership as to the shares held for the benefit of his wife's IRA.

(14) Includes 11,000 shares held for the benefit of the Shawki N. Malek KEOGH Plan, as to which Dr. Malek is the trustee, and 500 shares held by dependent children. The 11,000 shares held for the benefit of the Shawki N. Malek KEOGH Plan include 10,000 shares held for the benefit of Dr. Malek and 1,000 shares held for the benefit of Dr. Malek's wife. Dr. Malek disclaims beneficial ownership as to the shares held in the KEOGH Plan for the benefit of his wife.



(15) Includes 9,950 shares held jointly with Dr. Noar's wife, as to which Dr. Noar shares voting and investment power.

(16) Includes 2,500 shares held for the benefit of Mr. Pezzulla's IRA, as to which Mr. Pezzulla has sole voting and investment power.

(17) Includes 3,000 shares held for the benefit of Dr. Roig's IRA, as to which Dr. Roig has sole voting and investment power, and 5,000 shares held for the benefit of the Raymond F. Roig, Jr., M.D. Profit Sharing Trust, as to which Dr. Roig is the sole trustee. Also includes 2,000 shares held for the benefit of Dr. Roig's wife's IRA, as to which Mrs. Roig has sole voting and investment power. Dr. Roig disclaims beneficial ownership as to the share held for the benefit of his wife's IRA.

(18) Includes 2,500 shares held jointly with Mr. Rourke's wife, as to which Mr. Rourke shares voting and investment power.

(19) Includes 1,000 shares held jointly with Mr. Singh's wife, as to which Mr. Singh shares voting and investment power. Also includes 1,000 shares held by Mr. Singh's wife. Mr. Singh disclaims beneficial ownership as to the shares held by his wife.

(20) Includes 5,000 shares held for the benefit of the RTW Rehabilitation Services, Inc. 401K Profit Sharing Plan & Trust, of which Mr. Stern and his wife are the trustees.

       The table below sets forth information as of August 30, 1998, relating to options and warrants to purchase the Company's Common Stock owned or to be owned by each of the persons named in the above table and all of such persons as a group. Unless otherwise noted below, the Company believes that each person named in the table has or will have the sole voting and sole investment power with respect to each option or warrant reported as owned or to be owned by such person.


                              OPTIONS AND WARRANTS


                                            Number of Shares of                                          Anticipated Number of
                                            Common Stock Subject            Number of Shares of          Shares of Common Stock
                                            to Options Pursuant to         Common Stock Subject             Subject to Warrants
         Name                               Stock Option Plan (1)        to Dividend Warrants(2)        Pursuant to the Offering (3)
         ----                               ---------------------        -----------------------        ----------------------------
         Garbis Baklayan                            200                           11,050                          1,042

         Nicholas J. Belitsos, M.D.                 880                           13,100                          2,084

         King V. Cheek                              340                            5,720                            500

         Cynthia B. Conklin                         160                            5,050                          1,042

         Patricia D'Alessandro                    1,700                              300                            200

         William A. Fogle, Jr.                    1,680                            1,000                            500

         Constantine Frank                          240                           10,000                            500

         Leonard Frenkil                            140                            2,000                             --

         J. Clarence Jameson, III                10,240                           38,300                          2,700

         Kemp Jayadeva                              840                           10,000                            500

                                            Number of Shares of                                          Anticipated Number of
                                            Common Stock Subject            Number of Shares of          Shares of Common Stock
                                            to Options Pursuant to         Common Stock Subject             Subject to Warrants
         Name                               Stock Option Plan (1)        to Dividend Warrants(2)        Pursuant to the Offering (3)
         ----                               ---------------------        -----------------------        ----------------------------
         Norman H. Katz                               800                        2,500                               834

         Shawki N. Malek, M.D.                        640                       12,550                             2,084

         Mark D. Noar, M.D.                           320                       10,000                             1,042

         Larry D. Ohler                               600                        5,050                             2,084

         Kenneth D. Pezzulla                       10,200                        2,550                               500

         Ramon F. Roig, Jr., M.D.                     520                       10,050                             2,084

         Russell A. Rourke                            120                        2,500                               200

         Melanie R. Sabelhaus                         160                        5,050                             1,042

         Baldev Singh                                 280                       12,000                             2,084

         Michael Stern                                120                        5,050                               500

         Officers and Directors as a               30,180                      163,820                            21,522
         Group (20 people)

(1) The table provides information as to the options granted to such persons as of August 30, 1998. Of these options, 29,200 are exercisable for $10.00 per share and 980 are exercisable for $12.00 per share. All of the options are first exercisable six months after their grant and the earliest exercise date for any of such options is December 1, 1998. See "REMUNERATION OF DIRECTORS AND OFFICERS
- Stock Option Plan." The table does not provide options to be granted to Richard J. Hunt, Jr. See "REMUNERATION OF DIRECTORS AND OFFICERS - Employment Arrangements."

(2) The Dividend Warrant was issued on September 2, 1998 to holders of record on September 1, 1998. It is anticipated that the Dividend Warrant will be held by such persons in the same manner as their Common Stock is held, as described in the chart entitled "Common Stock Ownership." Each Dividend Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $10.00 per share, subject to adjustment for certain events, beginning any time after April 1, 2000, until the Dividend Warrant's expiration at 5:00 p.m. EST, on September 1, 2008. The Dividend Warrants contain certain anti-dilution provisions See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Dividend Warrants."


(3) See footnote 1 of chart entitled "Common Stock Ownership." Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $13.00 per share, subject to adjustment for certain events, beginning any time after _______________, until the Warrant's expiration at 5:00 p.m. EST, on _________, 2001. The Warrants contain certain anti-dilution provisions See "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Warrants."

           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

ORGANIZATIONAL AND RUSHMORE RELATED TRANSACTIONS

       Effective as of December 1, 1997, the Bank purchased certain assets from, and assumed certain liabilities of, Rushmore. The transaction was initiated in 1996 when Kenneth D. Pezzulla, who was then a director of Rushmore, approached management of Rushmore to propose the sale of the Baltimore Branch of Rushmore to a group desiring to establish a new community bank. As of October 31, 1997, Mr. Pezzulla resigned as a member of the Board of Directors of Rushmore. Mr. Pezzulla is the Secretary of the Company and the Bank and a Director of the Company and the Bank.

       In consideration of services performed on behalf of the Company and the Bank in preparing the necessary bank regulatory applications and negotiating the terms of and performing the necessary investigations related to the Rushmore transaction, J. Clarence Jameson, III and Mr. Pezzulla each were paid $25,000 by the Bank, and Jameson and Associates, P.A. and Pezzulla and Pezzulla, LLC, each were paid $12,500 by the Bank. Mr. Jameson is the President of the Company, the Vice President of the Bank and the Chairman of the Board of the Company and the Bank. Mr. Jameson also is the President and a principal of Jameson and Associates, P.A., a public accounting firm. Mr. Pezzulla is a member of Pezzulla and Pezzulla, LLC, a Towson law firm.

       During 1997, in order to assure that certain transaction and organizational expenses were paid, the persons who were then serving as directors of the Company and the Bank, certain persons who were to be named as directors of the Company and the Bank and certain of the Bank's Advisory Directors (collectively, the "Lenders"), loaned an aggregate of $652,000 (the "Loan Account") to the Company for the benefit of the Company and the Bank (the "Organizational Loans"). The Organizational Loans were only repayable from the proceeds of the Company's initial public offering or from proceeds of the Organizational Loans which were not expended by the Company, and the Lenders could choose to receive repayment in full or in part through their receipt in the Company's initial public offering of shares of Common Stock valued at $10.00 per share. The Organizational Loans bore interest as follows: (a) all money expended from the Loan Account after April 1, 1997 bore interest accruing at the rate of 10% per annum, with interest being allocated proportionately among the Lenders, and (b) all money deposited into the Loan Account but not expended by the Company bore no interest. No Lender loaned more than $50,000 to the Company.

       Each Lender requested repayment of his or her loan through the receipt of shares of Common Stock in the Company's initial public offering. As a result, the Company issued a total of 65,200 shares of Common Stock in the initial public offering to the Lenders.

BANKING AND OTHER TRANSACTIONS

       The Company and the Bank have engaged and expect to engage in the future in transactions in the ordinary course of business with directors and officers of the Company and the Bank and their affiliates on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to present any special unfavorable features to the Company or the Bank. However, other than hypothecated loans, the Bank will not make loans to its officers, directors or their affiliates, although approximately $111,000 of Rushmore Loans between Rushmore and the Bank's officers, director or their affiliates were purchased by the Bank. An overdraft checking account established by the Bank will not be considered a loan for these purposes. To date, the Bank has not made any hypothecated loans to its or the Company's directors or officers or affiliates of such persons.

       Under current law, any hypothecated loans are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features.

       The following related entities have provided services to the Company and/or the Bank and will provide services to the Company and/or the Bank in the future:

       Jameson and Associates, P.A., has provided and will provide tax, accounting and related services to the Company and the Bank. As described above in the description of "Organizational and Rushmore Related Transactions," for the year ended December 31, 1997, an aggregate of $12,500 was paid to Jameson and Associates, P.A. by the Bank for such services.

       Pezzulla and Pezzulla, LLC has provided and will provide legal services to the Company and the Bank. As described above in the description of "Organizational and Rushmore Related Transactions," for the year ended December 31, 1997, an aggregate of $12,500 was paid to Pezzulla and Pezzulla, LLC by the Bank for such services.


       The Bank intends to enter into an agreement with Network Processing, LLC ("Network"), of which Director Baldev Singh is a member, pursuant to which Network will place the Bank's name on automatic teller machines owned by Network and located at various truck stops, gas stations and convenience stores throughout the United States. It is anticipated that the Bank will receive from Network $0.05 each time a person utilizes a Network automatic teller machine that is branded with the Bank's name and $0.02 each time a person utilizes a Network automatic teller machine that is not branded with the Bank's name. It is anticipated that this agreement will be entered into by October 15, 1998.


       AmericasBank Holdings Corporation has entered into a lease agreement with Network pursuant to which Network has leased approximately 700 square feet of office space on the second floor of the Towson Property. The leases commences August 1, 1998 and terminates July 31, 2000, and Network has an option for one additional year. Network will pay AmericasBank Holdings Corporation $400 per month during months one through six, $700 per month during months seven through twelve, and $725 per month during the second year of the lease. The lease payment amount for the option year is $750 per month. The premises were leased to Network on an "as is" basis.

                   DESCRIPTION OF CAPITAL STOCK AND WARRANTS

GENERAL

       Each Unit consists of one share of Common Stock and one Warrant. The shares of Common Stock and the Warrants will each be represented by separate certificates, and the Common Stock and the Warrants are separately tradeable. The Company currently acts and will continue to act as its own transfer agent immediately after the Offering.

       In general, stockholders or subscribers for capital stock of the Company have no personal liability for the debts and obligations of the Company solely as the result of their status as stockholders or subscribers, except to the extent that the subscription price or other agreed consideration for the capital stock has not been paid. However, pursuant to Section 2-312(b) of the Maryland General Corporation Law (the "MGCL"), a director of the Company held liable pursuant to Section 2-312(a) of the MGCL (relating to unlawful distributions) has a right of contribution from each stockholder who knowingly accepts an unlawful distribution, and pursuant to Section 3-419 of the MGCL, the dissolution of the Company will not relieve the stockholders of the Company from any liability imposed on them by law.

       The following summary of certain terms of the Company's capital stock, including the Common Stock, the Warrants and the Dividend Warrants, does not purport to be complete and is subject to and qualified in its entirety by reference to, in the case of the Company's capital stock, the Company's Charter and Bylaws, and in the case of the Warrants and the Dividend Warrants, the form of such warrants, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK


       The Company is authorized to issue five million (5,000,000) shares of Common Stock, par value $0.01 per share. As of August 30, 1998, there were issued and outstanding 300,000 shares of Common Stock, which were held by approximately 216 owners of record, and there were 30,900 shares issuable upon exercise of outstanding options to purchase shares of Common Stock.


       The shares of Common Stock to be issued upon the sale of Units will be duly authorized and will, upon payment of the Offering Price, be fully paid and nonassessable. Subject to the rights of holders of any other class or series of stock, holders of shares of Common Stock are entitled to receive dividends on such stock, if, as and when authorized and declared by the Board of Directors of the Company from funds legally available therefor, and to share ratably in the net assets of the Company upon the voluntary or involuntary liquidation, dissolution or winding up of the Company. The Company does not plan to declare any dividends in the immediate future. See "DIVIDEND POLICY."

       Except as otherwise required by law or except as provided with respect to any other class or series of stock, each outstanding share of Common Stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

       Holders of shares of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

       The Charter of the Company grants to the Board of Directors the right to classify or reclassify any unissued shares of Common Stock from time to time by setting or changing the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. Accordingly, the Board of Directors could authorize the issuance of additional shares of Common Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As of the date hereof, the Board of Directors has no plans to classify or reclassify any unissued shares of Common Stock.

PREFERRED STOCK

       The Company is authorized to issue five million (5,000,000) shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time by the Board of Directors in one or more series. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL to fix for each such series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which the holders of some, or a majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As of the date hereof, no shares of preferred stock are issued or outstanding and the Company has no present plans to issue any preferred stock.

WARRANTS

       General. The Warrants included as part of the Units being offered pursuant to this Prospectus will be issued in registered, certificate form. Each Warrant will entitle the registered holder (the "Warrantholder") to purchase one share of Common Stock at an exercise price of $13.00 per share (the "Exercise Price"), subject to adjustment for certain events, beginning any time after [EIGHTEEN MONTHS AFTER EFFECTIVE DATE], until their expiration at 5:00 p.m. EST on _______, 2001. Shares of Common Stock, when issued upon the exercise of the Warrants in accordance with the terms thereof, will be duly and validly issued, fully paid and non-assessable.

       Transfer and Exchange. The Warrants are separable and may be transferred without the simultaneous transfer of the shares of Common Stock purchased with the Warrants as part of a Unit. Warrants may be presented for exchange or registration of transfer (with the form of assignment attached to the Warrant duly completed and executed) at the Company's principal offices, upon payment of any taxes and other governmental charges and amounts as may be required. Upon the surrendering of a Warrant, a new Warrant shall be issued and delivered, in the name of the assignee and in the denomination or denominations (in a whole number) specified in the form of assignment. If less than all Warrants are being transferred, a new Warrant shall be issued to the transferor for the portion not being transferred.

       No Rights as Stockholders. Warrantholders will not be entitled to vote, receive dividends or exercise any of the rights of holders of shares of Common Stock for any purpose until the Warrants held by such Warrantholders have been duly exercised and payment of the Exercise Price has been made.

       Fractional Interests. The Company will not be required to issue any fraction of a share of Common Stock upon the exercise of a Warrant. In lieu of issuing a fraction of a share remaining after exercise of a Warrant, the Company will make a cash payment for any fraction of a share equal to the same fraction of the Exercise Price of the Warrant.


       Right to Exercise Warrants. The Warrants may be exercised only if the shares of Common Stock issuable upon exercise of the Warrants have been registered under the Securities Act and applicable state securities laws (the "State Acts") and a current prospectus relating to such shares of Common Stock is then in effect, or upon the issuance to the Company of an opinion of counsel satisfactory to counsel to the Company and/or submission to the Company of such evidence as may be satisfactory to counsel to the Company, in each such case, to the effect that any such exercise shall not be in violation of the Securities Act and the applicable State Acts. Beginning on ______ (the date the Warrants are first exercisable), the Company will in good faith use its best efforts to make all necessary filings under the Securities Act, and to take appropriate action under federal law and the State Acts of those states where the Units were initially offered, to permit the issuance and resale of the Common Stock issuable upon exercise of the Warrants. However, there can be no assurance that the Company will be able to take such action, and the failure to do so may cause the exercise of the Warrants and the resale or other disposition of the Common Stock issued upon such exercise to become unlawful. In addition, in the event a purchaser of Units in the Offering relocates to a state in which the Units were not initially offered, or in the event that a purchaser of Warrants in the open market resides in a state in which the Units were not initially offered, the exercise of the Warrants and the resale or other disposition of the Common Stock issued upon such exercise by such holders may be unlawful.


       Subject to the above paragraph, upon presentation and surrender of the Warrant, with a duly completed and executed purchase form (a copy of which is attached to the Warrant), at the principal offices of the Company or at such other place as the Company may designate, indicating the Warrantholders election to exercise all or a portion (consisting of whole Warrants) of the Warrantholder's Warrant, together with a check payable to the order of the Company in the amount of the Exercise Price times the number of shares of Common Stock being purchased, the Company will deliver to the Warrantholder, as promptly as practicable, certificates representing the shares of Common Stock being purchased and, if the Warrantholder is purchasing less than all of the shares of Common Stock covered by the Warrant, a new Warrant.

       Determination of Exercise Price. The Exercise Price of the Warrants has been determined by the Company in its sole discretion. There is no assurance that the price of the shares of the Common Stock will ever equal or exceed the Exercise Price of the Warrants.

       Adjustment to Exercise Price and Number of Shares Purchasable. The Exercise Price of the Warrants and the number of shares of Common Stock purchasable upon exercise of the Warrants are subject to adjustment to protect Warrantholders against dilution in certain events, including, if the Company:
(i) pays a dividend in shares of its Common Stock; (ii) subdivides outstanding shares of its Common Stock into a greater number of shares; (iii) combines outstanding shares of its Common Stock into a smaller number of shares; (iv) reorganizes or reclassifies any of the Common Stock of the Company; (v) consolidates or merges with another entity (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification or change of the shares issuable upon exercise of the Warrants); (v) participates in a share exchange as the corporation the stock of which is to be acquired; or (vi) sells or leases all or substantially all of its assets.

DIVIDEND WARRANTS

       General. Each Dividend Warrant entitles the registered holder (the "Dividend Warrantholder") to purchase one share of Common Stock at an exercise price of $10.00 per share (the "Dividend Warrant Exercise Price"), subject to adjustment for certain events, beginning any time after April 1, 2000, until their expiration at 5:00 p.m. EST on September 1, 2008. Shares of Common Stock, when issued upon the exercise of the Dividend Warrants in accordance with the terms thereof, will be duly and validly issued, fully paid and non-assessable.

       No Rights as Stockholders. Dividend Warrantholders are not be entitled to vote, receive dividends or exercise any of the rights of holders of shares of Common Stock for any purpose until the Dividend Warrants held by such Dividend Warrantholders have been duly exercised and payment of the Dividend Warrant Exercise Price has been made.

       Fractional Interests. The Company is not required to issue any fraction of a share of Common Stock upon the exercise of a Dividend Warrant. In lieu of issuing a fraction of a share remaining after exercise of a Dividend Warrant, the Company will make a cash payment for any fraction of a share equal to the same fraction of the Dividend Warrant Exercise Price of the Dividend Warrant.


       Right to Exercise Warrants. The Dividend Warrants and the shares of Common Stock issuable upon the exercise of the Dividend Warrants have not been registered under either the Securities Act, or applicable State Acts, and the Company has no obligation to register the Dividend Warrants or such shares. The Dividend Warrants may only be exercised if the shares of Common Stock issuable upon exercise of the Dividend Warrants have been registered under the Securities Act and the applicable State Acts or upon the issuance to the Company of an opinion of counsel satisfactory to counsel to the Company and/or submission to the Company of such evidence as may be satisfactory to counsel to the Company, in each such case, to the effect that any such exercise shall not be in violation of the Securities Act and the applicable State Acts. In addition, the Dividend Warrants and the shares of Common Stock issuable upon exercise of the Dividend Warrants may not be sold, pledged, hypothecated, donated, assigned or otherwise transferred (whether or not for consideration), in whole or in part, unless the Dividend Warrants or such shares have been registered under the Securities Act and the applicable State Act or upon the issuance to the Company of an opinion of counsel satisfactory to counsel to the Company and/or submission to the Company of such evidence as may be satisfactory to counsel to the Company, in each such case, to the effect that any such transfer shall not be in violation of the Securities Act and the applicable State Acts.

       Subject to the above paragraph, upon presentation and surrender of the Dividend Warrants, with a duly completed and executed purchase form (a copy of which is attached to the Dividend Warrants), at the principal offices of the Company or at such other place as the Company may designate, indicating the Dividend Warrantholders election to exercise all or a portion (consisting of whole Dividend Warrants) of the Dividend Warrantholder's Dividend Warrant, together with a check payable to the order of the Company in the amount of the Dividend Warrant Exercise Price times the number of shares of Common Stock being purchased, the Company will deliver to the Dividend Warrantholder, as promptly as practicable, certificates representing the shares of Common Stock being purchased and, if the Dividend Warrantholder is purchasing less than all of the shares of Common Stock covered by the Dividend Warrant, a new Dividend Warrant.

       Adjustment to Dividend Warrant Exercise Price and Number of Shares Purchasable. The Dividend Warrant Exercise Price and the number of shares of Common Stock purchasable upon exercise of the Dividend Warrants is subject to adjustment to protect Dividend Warrantholders against dilution in certain events, including, if the Company: (i) pays a dividend in shares of its Common Stock; (ii) subdivides outstanding shares of its Common Stock into a greater number of shares; (iii) combines outstanding shares of its Common Stock into a smaller number of shares; (iv) reorganizes or reclassifies any of the Common Stock of the Company; (v) consolidates or merges with another entity (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification or change of the shares issuable upon exercise of the Dividend Warrants); (v) participates in a share exchange as the corporation the stock of which is to be acquired; or (vi) sells or leases all or substantially all of its assets.

CERTAIN ANTITAKEOVER PROVISIONS

       The provisions of the Charter, the Bylaws and the MGCL summarized in the following paragraphs may be deemed to have antitakeover effects and may delay, defer or prevent a tender offer or takeover attempt which the holders of some, or a majority, of shares of Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. In addition, certain of the provisions could make removal of management more difficult.

       Authorized Shares of Capital Stock. As discussed above, the Company's Board of Directors may classify or reclassify any unissued shares of Common Stock from time to time by setting or changing the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. In addition, the Company's Board of Directors may issue shares of preferred stock in one or more series, provided, however, that prior to issuing any such shares, the Board of Directors of the Company is required by the MGCL to fix for each such series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption.

       The possible classification or reclassification of any unissued shares of Common Stock after the Offering, or the possible issuance of shares of preferred stock, could affect the voting and other rights of stockholders of Common Stock. Among other things, Common Stock issued by the Company after the Offering and preferred stock could rank prior to the Common Stock currently issued and outstanding and the Common Stock to be issued in the Offering as to dividend rights, liquidation preferences, or both, could have full or limited voting rights (including multiple voting rights) and could, with respect to the preferred stock, be convertible into shares of Common Stock. Accordingly, the Board of Directors of the Company could authorize the issuance of additional shares of Common Stock and/or preferred stock with terms and conditions that could have the effect of discouraging or preventing an acquisition of control of the Company or a tender offer for all of the Company's stock which the holders of some, or a majority, of shares of the Common Stock might believe to be otherwise in their best interests or in which the holders of some, or a majority, of shares of the Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. As stated above, the Company has no present plans or understandings regarding the classification or reclassification of any unissued shares of Common Stock after the Offering or the issuance of any preferred stock.

       Classified Board of Directors. The Company's Bylaws provide that the number of directors of the Company shall be nine, which number may be increased or decreased by the Board of Directors but shall not be less than three unless the number of stockholders is less than three, in which case the number of directors shall not be less than the number of stockholders. The Board of Directors has increased the number of directors to twenty-one. Vacancy are to be filled at any regular meeting or at any special meeting by a majority of the remaining directors. Pursuant to the terms of the Bylaws, the directors are divided into three classes - Class A, Class B and Class C - with each class consisting of approximately an equal number of directors. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, however, that the Class A Directors elected at the first annual meeting of the Company hold office for one year or until the first annual meeting following their election, the Class B Directors elected at the first annual meeting of the Company hold office for two years or until the second annual meeting following their election and the Class C Directors elected at the first annual meeting of the Company hold office for three years or until the third annual meeting following their election.

       Management of the Company believes that it is desirable to insure continuity and stability of the Company's leadership and policy, thereby enabling the Company and the Bank to carry out their long range plans for their benefit and that of their stockholders, and that a classified board may assist in achieving such continuity and stability. The classified Board, along with the Bylaw provision that provides that directors of the Company may only be removed for cause, would moderate the pace of any change of control of the Company since a person or entity acquiring a majority stock interest in the Company would have to wait for at least two consecutive annual meetings, covering a period of two years, in order to elect a majority of the Company's Board of Directors. The inability to change the composition of the Board of Directors immediately, even if such change and composition were determined by the stockholders of the Company to be beneficial to them, may tend to discourage a tender offer or takeover bid for the Company's stock.

       Absence of Cumulative Voting. Cumulative voting entitles each stockholder to cast a number of votes in the election of directors equal to the number of such stockholder's shares of Common Stock multiplied by the number of directors to be elected, and to distribute such votes among one or more of the nominees to be elected. The Company's Charter does not provide for cumulative voting by stockholders in the election of the Company's directors. The absence of cumulative voting effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors of the Company to be elected at that meeting, thus precluding minority stockholder representation on the Company's Board of Directors.

       Removal of Directors. The Company's Bylaws provide that directors of the Company may only be removed for cause. This provision will, under most circumstances, preclude a person or entity from acquiring control of the Company's Board of Directors through the removal of existing directors and the election of his or its nominees to fill the newly created vacancies.

       Certain Provisions of Maryland Law. In addition to the provisions of the Company's Charter and Bylaws, certain provisions of the MGCL may also have an antitakeover effect, such as the Maryland Business Combination Act and the Maryland Control Share Act. These acts could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

       The Maryland Business Combination Act, which is codified in Sections 3-601 to -604 of the MGCL (the "Business Combination Act"), among other things, prohibits the Company from engaging in certain business combinations (including a merger or share exchange) with a person who is the beneficial owner of 10% or more of the Company's outstanding voting stock or any affiliate of such person, or with a person who is an affiliate or associate of the Company and at any time within the two year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the Company (an "Interested Stockholder"), during the five year period following the date such person became an Interested Stockholder. This restriction does not apply if, among other things (i) the Board of Directors has approved or exempted from the Business Combination Act, a business combination prior to the Interested Stockholder becoming an Interested Stockholder; (ii) a charter amendment is adopted by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders of the Company or affiliates or associates of Interested Stockholders, expressly electing not to be governed by the provisions of the Business Combination Act; or (iii) the Company has fewer than 100 beneficial owners of stock. Also, in addition to any vote otherwise required by Maryland law or the Company's Charter, a business combination that is not prohibited by the Business Combination Act must be recommended by the Board of Directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company and two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the Interested Stockholder, unless certain fair price provisions, as provided for in the statute, are met.

       Under the Maryland Control Share Act, which is codified in Sections 3-701 to -709 of the MGCL (the "Control Share Act"), the voting rights of "control shares" acquired in a "control share acquisition" are eliminated unless such acquisition is exempt or is approved by at least two-thirds of all of the votes (other than shares held by the person making the "control share acquisition," officers of the Company and employees who are also directors of the Company) entitled to be cast at a meeting called in accordance with specified procedures. A "control share acquisition" is the direct or indirect acquisition by any person of ownership or control of "control shares," which are shares of stock that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Under the Control Share Act, voting power held by a person solely through revocable proxies would not constitute a control share acquisition.

       A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the Board of Directors of the Company to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders meeting.

       If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the Control Share Act, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

       Among other things, the Control Share Act does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the consolidation, merger or share exchange or to acquisitions approved or exempted by the Company's Charter or Bylaws. In addition, the Control Share Act will not apply if the Company has fewer than 100 beneficial owners of stock.

                        SHARES AVAILABLE FOR FUTURE SALE


       Upon the sale of the Minimum Number of Units, the Company would have 425,000 shares of Common Stock outstanding, and upon the sale of the Maximum Number of Units, the Company would have 612,500 shares of Common Stock outstanding. All of such shares will be freely transferable by persons other than "affiliates" of the Company, without restriction or registration under the Securities Act. With respect to the Warrants being issued as part of the Units, subject to the restrictions described above under "DESCRIPTION OF CAPITAL STOCK AND WARRANTS - Warrants - Right to Exercise Warrants," the Common Stock issuable upon exercise of the Warrants generally will be freely transferable by persons other than "affiliates" of the Company, without restriction or registration under the Securities Act.


       An affiliate is defined in Rule 144 of the Securities Act as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors and executive officers of the Company and the Bank will likely be deemed to be affiliates. The shares held by affiliates may be sold without registration only in accordance with the provisions of Rule 144 or another exemption from registration.


       In addition, as of August 30, 1998, the Company has granted outstanding options to purchase 30,900 shares of Common Stock under its Stock Option Plan. Also, on September 2, 1998, the Company issued the Dividend Warrants, which entitle the holders thereof to purchase up to 300,000 shares of Common Stock. The shares issuable upon exercise of such options and Dividend Warrants will constitute "restricted securities" within the meaning of Rule 144.

       In general, under Rule 144 as currently in effect, a person is entitled to sell restricted securities if at least one year has passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides, however, that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 6,125 shares immediately after this Offering, assuming the sale of the Maximum Number of Units in the Offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission under Rule 144. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information about the Company. Any person who has not been an affiliate of the Company for a period of 90 days preceding a sale of restricted securities is entitled to sell such shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliates of the Company are subject to such volume limitations regardless of how long the shares have been owned or how the shares were acquired.


       The Company can make no prediction as to the effect, if any, that sales made by holders of restricted securities or by affiliates under Rule 144 or otherwise would have on the then prevailing market price of the Common Stock. Nevertheless, sales in the public markets of a significant amount of restricted securities or sales of shares held by affiliates could adversely affect the market price of the Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                 LEGAL MATTERS

       The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ober, Kaler, Grimes & Shriver, a Professional Corporation, 120 East Baltimore Street, Baltimore, Maryland 21202-1643.

                                    EXPERTS

       The audited financial statements of the Company included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report. The audited financial statements of the former Baltimore Branch of Rushmore Trust and Savings, FSB, included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said report.

                               AMERICASBANK CORP.

                         INDEX TO FINANCIAL STATEMENTS



AmericasBank Corp.

       Report of Independent Public Accountants.......................................................      F-2

       Consolidated Balance Sheets as of December 31, 1997, and June 30, 1998 (unaudited).............      F-3

       Consolidated Statements of Operations for the year ended December 31, 1997, for the period from June 4, 1996 (Inception) to December 31, 1996, and for
          the three months ended June 30, 1998 and 1997 (unaudited)...................................      F-4

       Consolidated Statements of Changes in Stockholders' Equity for the year ended
          December 31, 1997, for the period from June 4, 1996 (Inception) to
          December 31, 1996, and for the three months ended June 30, 1998 and 1997
          (unaudited).................................................................................      F-5

       Consolidated Statements of Cash Flows for the year ended December 31, 1997, for the period from June 4, 1996 (Inception) to December 31, 1996, and for the
          three months ended June 30, 1998 (unaudited)................................................      F-6

       Notes to Consolidated Financial Statements.....................................................      F-7


The Former Baltimore Branch of Rushmore Trust and Savings, FSB

       Report of Independent Public Accountants.......................................................      F-17

       Statements of Certain Revenues and Certain Expenses Charged to the Baltimore
          Branch for the years ended December 31, 1996, and for the eleven months ended
          November 30, 1997...........................................................................      F-18

       Statements of Cash Flows for the years ended December 31, 1996, and for the
          Eleven months ended November 30, 1997.......................................................      F-19

       Notes to Financial Statements..................................................................      F-20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
AmericasBank Corp.:

We have audited the accompanying consolidated balance sheet of AmericasBank Corp. (a Maryland corporation) and subsidiaries (the Company) as of December 31, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended and for the period from June 4, 1996 (inception) to December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AmericasBank Corp. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended and the period from June 4, 1996 (inception) to December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
________________________

Baltimore, Maryland,
  March 17, 1998

                      AMERICASBANK CORP. AND SUBSIDIARIES
                      -----------------------------------

                           CONSOLIDATED BALANCE SHEET
                           --------------------------

                   AS OF DECEMBER 31, 1997, AND JUNE 30, 1998
                   ------------------------------------------

                                                                                 December 31,      June 30,
                                                                                     1997            1998
                                                                                 ------------    -----------
                                                                                                  (Unaudited)
                                                ASSETS
                                                ------
Cash and cash equivalents:
    On-hand and due from banks                                                  $   155,000    $    93,000
    Interest-bearing accounts                                                        31,000         15,000
    Federal funds sold                                                            3,151,000      2,945,000
Investment securities, available for sale                                           569,000        531,000
Loans receivable, net                                                             6,251,000      6,562,000
Investment in Federal Home Loan Bank stock, at cost                                  54,000         54,000
Accrued interest receivable                                                          51,000         61,000
Property and equipment, net                                                         746,000        744,000
Organizational costs, net                                                           133,000        118,000
Other assets, net                                                                   279,000        262,000
                                                                                -----------    -----------

          Total assets                                                          $11,420,000    $11,385,000
                                                                                ===========    ===========


                                          LIABILITIES AND STOCKHOLDERS' EQUITY
                                          ------------------------------------
LIABILITIES:
    Deposits:
       Noninterest-bearing                                                      $   952,000    $   396,000
       Interest-bearing                                                           7,444,000      7,996,000
    Mortgage escrow deposits                                                        119,000        202,000
    Accrued interest on deposits                                                     32,000              -
    Accounts payable and accrued expenses                                            62,000         72,000
                                                                                -----------    -----------

          Total liabilities                                                       8,609,000      8,666,000
                                                                                -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Preferred stock, par value $0.01 per share, 5,000,000 shares
       authorized, 0 shares issued and outstanding                                        -              -
    Common stock, par value $0.01 per share, 5,000,000 shares
       authorized, 300,000 shares issued and outstanding                              3,000          3,000
    Additional paid-in capital                                                    2,847,000      2,847,000
    Accumulated deficit                                                             (39,000)      (131,000)
                                                                                -----------    -----------

          Total stockholders' equity                                              2,811,000      2,719,000
                                                                                -----------    -----------

          Total liabilities and stockholders' equity                            $11,420,000    $11,385,000
                                                                                ===========    ===========


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

                      AMERICASBANK CORP. AND SUBSIDIARIES
                      -----------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996
       -----------------------------------------------------------------

              AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
              ---------------------------------------------------

                                                                             For the
                                                                           Period From           For the           For the
                                                        For the Year      June 4, 1996      Six Months Ended   Six Months Ended
                                                           Ended         (Inception) to          Ended              Ended
                                                        December 31,      December 31,          June 30,           June 30,
                                                           1997               1996               1998                1997
                                                      ---------------    ---------------    ---------------     ---------------
                                                                                              (Unaudited)       (Unaudited)
INTEREST INCOME:
    Interest income on loans                             $ 47,000            $    -             $311,000         $     -
    Interest income on investment securities               63,000             2,000               84,000          11,000
                                                         --------            ------             --------         -------

          Total interest income                           110,000             2,000              395,000          11,000

INTEREST EXPENSE ON DEPOSITS                               32,000                 -              180,000               -
                                                         --------            ------             --------         -------

          Net interest income                              78,000             2,000              215,000          11,000

PROVISION FOR LOAN LOSSES                                   2,000                 -               18,000               -
                                                         --------            ------             --------         -------

          Net interest income after provision
              for loan losses                              76,000             2,000              197,000          11,000
                                                         --------            ------             --------         -------

FEES AND SERVICE CHARGES                                        -                 -                7,000               -
                                                         --------            ------             --------         -------

OTHER OPERATING EXPENSES:
    Salaries and benefits                                  11,000                 -               62,000               -
    Depreciation and amortization                          10,000                 -               71,000               -
    Occupancy expense                                       1,000                 -               10,000               -
    Data processing                                        11,000                 -               28,000               -
    Professional fees                                      38,000                 -               69,000           5,000
    Office supplies                                        11,000                 -               10,000               -
    Other operating expenses                               35,000                 -               46,000               -
                                                         --------            ------             --------         -------
          Total other operating expenses                  117,000                 -              296,000           5,000
                                                         --------            ------             --------         -------
          (Loss) income before provision for
              income taxes                                (41,000)            2,000              (92,000)          6,000

PROVISION FOR INCOME TAXES                                      -                 -                    -               -
                                                         --------            ------             --------         -------

          Net (loss) income                              $(41,000)           $2,000             $(92,000)        $ 6,000
                                                         ========            ======             ========         =======


LOSS PER COMMON SHARE - Basic and Diluted
                                                         $   (.77)           $    -             $   (.31)        $     -
                                                         ========            ======             ========         =======

WEIGHTED AVERAGE SHARES OUTSTANDING
                                                           53,000        -        -              300,000
                                                         ========            ======             ========         =======


              The accompanying notes are an integral part of these
                            consolidated statements.

                      AMERICASBANK CORP. AND SUBSIDIARIES
                      -----------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996
       -----------------------------------------------------------------

                   AND FOR THE SIX MONTHS ENDED JUNE 30, 1998
                   ------------------------------------------

                                                                                            Additional
                                                         Preferred          Common           Paid-In         Accumulated
                                                            Stock            Stock            Capital           Deficit
                                                         ---------          -------         ----------       -----------

BALANCE, June 4, 1996                                      $  -            $    -         $        -          $       -
    Net income                                                -                 -                  -              2,000
                                                           ----            ------         ----------          ---------

BALANCE, December 31, 1996                                    -                 -                  -              2,000
    Net proceeds from issuance of
       common stock                                           -             3,000          2,847,000                  -

    Net loss                                                  -                 -                  -            (41,000)
                                                           ----            ------         ----------          ---------

BALANCE, December 31, 1997                                    -             3,000          2,847,000            (39,000)
    Net loss                                                  -                 -                  -            (92,000)
                                                           ----            ------         ----------          ---------

BALANCE, June 30, 1998 (unaudited)                         $  -            $3,000         $2,847,000          $(131,000)
                                                           ====            ======         ==========          =========



              The accompanying notes are an integral part of these
                            consolidated statements.

                      AMERICASBANK CORP. AND SUBSIDIARIES
                      -----------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

       FOR THE PERIOD FROM JUNE 4, 1996 (INCEPTION) TO DECEMBER 31, 1996
       -----------------------------------------------------------------

              AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997
              ---------------------------------------------------

                                                                               For the
                                                                             Period From           For the           For the
                                                          For the Year      June 4, 1996      Six Months Ended   Six Months Ended
                                                             Ended         (Inception) to          Ended              Ended
                                                          December 31,      December 31,          June 30,           June 30,
                                                             1997               1996               1998                1997
                                                        ---------------    ---------------    ---------------     ---------------
                                                                                                (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income                                  $      (41,000)   $        2,000    $      (92,000)   $        6,000
    Adjustments to reconcile net (loss) income to net
       cash provided by operating activities-
       Provision for loan losses                                2,000                -             18,000                -
       Depreciation and amortization                           10,000                -             71,000                -
       Decrease (increase) in accrued interest
          receivable                                            8,000                -            (10,000)           (1,000)
       Increase in other assets                                (4,000)               -            (16,000)               -
       Increase (decrease) in accrued interest
          on deposits                                          32,000                -            (32,000)               -
       Increase in accounts payable and
          accrued expenses                                     36,000                -             10,000             5,000
                                                       --------------    --------------    --------------    --------------

          Net cash provided by (used in)
              operating activities                             43,000             2,000           (51,000)           10,000
                                                       --------------    --------------    --------------    --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    (Purchases) sales of investment securities               (569,000)               -             38,000                -
    Purchase of Federal Home Loan Bank stock                  (54,000)               -                 -                 -
    Net cash acquired from acquisition of Rushmore            982,000                -                 -                 -
    Refundable deposit                                       (100,000)          (20,000)               -                 -
    Return of refundable deposit                              120,000                -                 -                 -
    Branch acquisition costs                                  (40,000)               -                 -                 -
    Loan principal disbursements                             (188,000)               -         (1,143,000)               -
    Principal repayments on loans receivable                  379,000                -            814,000                -
    Purchase of property and equipment                       (667,000)               -            (21,000)               -
    Cash paid for organizational costs                        (77,000)          (58,000)               -             (9,000)
                                                       --------------    --------------    --------------    --------------
          Net cash used in investing activities              (214,000)          (78,000)         (312,000)           (9,000)
                                                       --------------    --------------    --------------    --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in savings deposits, net of
       assumed balance                                 $      715,000    $           -     $       (4,000)   $           -
    Increase in mortgage escrow deposits, net of
       assumed balance                                         19,000                -             83,000                -
    Proceeds from common stock offering                     3,000,000                -                 -                 -
    Stock offering costs                                     (150,000)               -                 -             (8,000)
    (Repayments to) advances from related parties            (374,000)          374,000                -            193,000
                                                       --------------    --------------    --------------    --------------
          Net cash provided by financing activities         3,210,000           374,000            79,000           185,000
                                                       --------------    --------------    --------------    --------------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                        3,039,000           298,000          (284,000)          186,000
CASH AND CASH EQUIVALENTS,
    beginning of period                                       298,000                -          3,337,000           298,000
                                                       --------------    --------------    --------------    --------------
CASH AND CASH EQUIVALENTS,
    end of period                                      $    3,337,000    $      298,000    $    3,053,000    $      484,000
                                                       ==============    ==============    ==============    ==============

              The accompanying notes are an integral part of these
                            consolidated statements.

                      AMERICASBANK CORP. AND SUBSIDIARIES
                      -----------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                      DECEMBER 31, 1997 AND JUNE 30, 1998
                      -----------------------------------


1.   ORGANIZATION:
     -------------

AmericasBank Corp. (the Company) was incorporated under the laws of the State of Maryland on June 4, 1996, primarily to hold all the outstanding shares of capital stock of a federal stock savings bank.

Effective November 30, 1997, the Company completed an initial public offering (the Offering) in which it sold 300,000 shares of stock for $10 per share, less offering costs. During 1997, the Company received net proceeds from the Offering of $2,850,000.

On December 1, 1997, the Company acquired certain assets and assumed certain deposit liabilities primarily related to the Baltimore Branch of Rushmore Trust and Savings, FSB (Rushmore). Concurrent with the acquisition, the branch commenced banking operations under the name AmericasBank (the Bank) as a wholly-owned subsidiary of the Company. The acquisition was recorded using the purchase method of accounting, and the results of operations of the Bank for the period from December 1, 1997 to December 31, 1997, are included in the accompanying statement of operations for the year ended December 31, 1997. The Bank is a member of the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation (FDIC).

The assets purchased and liabilities assumed in the acquisition were as follows:

Assets:
    Loans receivable, net                                $   6,444,000
    Property and equipment                                      81,000
    Covenant not to compete                                     50,000
    Core deposit premiums                                      164,000
    Other assets                                                61,000
                                                         -------------
          Total assets purchased                             6,800,000
                                                         -------------
Liabilities:
    Deposits                                                 7,680,000
    Accounts payable                                             2,000
                                                         -------------
          Net liabilities assumed                            7,682,000
                                                         -------------
                                                               882,000
    Refundable deposits returned                               120,000
                                                         -------------
          Cash                                               1,002,000

    Mortgage escrow deposits assumed                           100,000
    Refundable deposits returned                              (120,000)
                                                         -------------

          Net cash received from acquisition             $     982,000
                                                         =============

As the Bank is a start-up operation, there can be no assurance that the Bank can attract sufficient depositors or issue sufficient quality loans to operate at a profit. The Bank is subject to other risks and uncertainties, including interest rate risk. The interest rate risk related to interest rates is significant to the Bank as its deposits have relatively short maturities, while the loans have much longer maturities at fixed rates. Without a significant change in the Bank's investment, deposit or loan portfolio, an increase in interest rates could have a significant negative effect on the Bank's net interest income and results of operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Presentation
---------------------

The accompanying consolidated financial statements include the activity of AmericasBank Corp. and its wholly-owned subsidiaries, AmericasBank and AmericasBank Holdings Corporation. All intercompany transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The Company's primary operations are conducted by the Bank, which operates one branch in Baltimore, Maryland. The Bank is principally engaged in the business of investing in mortgage and consumer loans and attracting deposits.

Interim Financial Statements
----------------------------

The financial statements for the six months ended June 30, 1998 and 1997, are unaudited, but, in the opinion of management such financial statements have been presented on the same basis as the audited financial statements for the year ended December 31, 1997. These financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations and cash flows for these periods. The results of operations presented in the accompanying financial statements are not necessarily representative of operations for an entire year.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents includes interest-bearing deposits in other banks with original maturities of less than three months and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Federal Home Loan Bank Stock
----------------------------

Federal Home Loan Bank stock is carried at cost. The cost of securities sold is determined using the specific identification method.

Loans Receivable and Allowance for Loan Losses
----------------------------------------------

Loans receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses and deferred loan fees. Interest on loans is calculated using the simple-interest method on principal amounts outstanding each month.

The allowance for losses on loans is determined based on management's review of the loan portfolio and analysis of the borrowers' ability to repay, past collection experience, risk characteristics of individual loans or groups of similar loans and underlying collateral, current and prospective economic conditions and status of nonperforming loans. Loans are charged off when considered, in the opinion of management, uncollectible.

Interest on potential problem loans is not accrued when, in the opinion of management, full collection of principal or interest is in doubt, or payment of principal or interest has become 90 days past due. Such interest is considered in management's determination of the allowance for loan losses. Any interest received in excess of the amount previously accrued on such loans is recorded in income on the period of recovery.

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS No. 114) addresses the accounting by creditors for impairment of certain loans. It is generally applicable to all loans, except large groups of smaller balance homogenous loans, including residential mortgage loans. It also applies to loans that are restructured in a troubled debt restructuring involving a modification of terms, with limited exceptions.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loans' effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance.

Property and Equipment
----------------------

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Building and improvements are depreciated over 15-25 years. Furniture and equipment are depreciated over 5 years.

Other Assets
------------

As of December 31, 1997 and June 30, 1998, other assets consisted of covenants not to compete of $50,000 and $40,000, core premium on deposits of $164,000 and $145,000, goodwill of $40,000 and $35,000 and prepaid expenses of $31,000 and $59,000, respectively. These assets are net of accumulated amortization of $6,000 and $40,000, respectively. Amortization is calculated using the straight-line method over the following periods:

Covenants not-to-compete                        3 years
Premium on deposits                             5 years
Goodwill                                        5 years

Amortization expense on other assets during the year ended December 31, 1997, and the six months ended June 30, 1998, was $6,000 and $34,000, respectively. There was no amortization expense on other assets for the period ended December 31, 1996.

Earnings Per Share (EPS)
------------------------

During 1997, the FASB issued SFAS No. 128, "Earnings Per Share" (SFAS No. 128), which establishes new standards for computing and presenting earnings per share. SFAS No. 128 requires presentation of basic earnings per share and diluted earnings per share. Prior to the closing of the Offering during October and November 1997, the Company had no common stock outstanding. As there were no outstanding common stock equivalents during the year ended December 31, 1997, the weighted average shares outstanding used to calculate both basic and diluted loss per share, in accordance with SFAS No. 128, was 53,000. As of June 30, 1998, the Company had 29,840 options outstanding. As the option price and the market price of the Company's stock were the same, using the treasury stock method, the options do not represent common stock equivalents.

Organizational Costs
--------------------

Direct costs incurred to incorporate and charter the Company and the Bank are recorded as organizational costs. Organization costs are being amortized over a five-year period using the straight-line method commencing upon the purchase of the Bank. In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 (the "SOP") regarding financial reporting on the costs of start-up activities. Under the SOP, organizational costs are considered start-up costs and, commencing with fiscal years beginning after December 15, 1998, entities are required to expense such costs as they are incurred. As a result of the SOP, the Company will be required to write off its unamortized organizational costs during the first quarter of 1999, as a cumulative change in accounting principal.

As of June 30, 1998, the Company's net organizational costs subject to write-off amounted to $118,000. Amortization expense on organizational costs for the year ended December 31, 1997 and the six months ended June 30, 1998, was $2,000 and $15,000, respectively. There was no amortization expense on organizational costs for the periods ended December 31, 1996, or June 30, 1997.

New Accounting Standards
------------------------

During 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The Company adopted this standard effective January 1, 1998. The Company does not have any adjustment for comprehensive income for the periods presented. Comprehensive income is the same as income reported in the accompanying statements of operations.

During 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS No. 131), which is effective for fiscal years beginning after December 15, 1997. This statement establishes revised standards under which an entity must report business segment information in its financial statements and what segment information must be disclosed. The Company adopted this standard effective January 1, 1998, and concluded that it only has one segment.

Advances from Related Parties
-----------------------------

Certain related parties of the Company loaned money to the Company for offering costs, organizational costs and costs associated with the purchase of the Bank. Such persons were reimbursed with an equivalent value of the Company's stock as part of the Offering.

Loan Origination Fees
---------------------

Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment to interest income using the straight-line method over the life of the loans. Amortization using the straight-line method does not differ materially from amounts computed using the effective interest method as required by generally accepted accounting principles. Amortization of loan origination fees for the year ended December 31, 1997, and for the six months ended June 30, 1998, was immaterial.

Income Taxes
------------

The Company benefit for income taxes for the year ended December 31, 1997, and the six months ended June 30, 1998, is net of a 100% valuation reserve, as its utilization is not reasonably assured.

Use of Estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   UNAUDITED PRO FORMA FINANCIAL INFORMATION:
     ------------------------------------------

The unaudited pro forma results of operations for the year ended December 31, 1997, as if the assets and liabilities of Rushmore had been acquired on January 1, 1997, were as follows:

Interest income                                     $ 680,000

Interest expense on deposits                          360,000
                                                     --------

          Net interest income                         320,000
                                                     (488,000)
                                                     --------
Other operating expenses

          Net loss                                  $(168,000)
                                                    =========

4.   LOANS RECEIVABLE:
     -----------------

As of December 31, 1997, and June 30, 1998 (unaudited) loans receivable consisted of:

                                           December 31,        June 30,
                                               1997              1998
                                           ------------      -----------
                                                             (Unaudited)

Real estate first mortgage loans:
    Residential                          $   5,210,000     $   4,820,000
    Commercial                                 808,000         1,116,000
Real estate second mortgage loans               69,000           321,000
Construction and lot                                -            192,000
Loans secured by deposits                      189,000           174,000
Unsecured consumer loans                        27,000            18,000
                                         -------------     -------------

                                             6,303,000         6,641,000

Less:   Allowance for loan losses               52,000            70,000

        Unearned income                             -              9,000
                                         -------------     -------------

Loans receivable, net                    $   6,251,000     $   6,562,000
                                         =============     =============

As of June 30, 1998, the Bank's undisbursed portion of loans in process related to construction loans was $182,000. There were no undisbursed loans at December 31, 1997.

Substantially all of the loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management and loan committee of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent, to some extent, on economic and market conditions in the Bank's lending area. Commercial loan repayments are generally dependent on the operations of the related properties or the financial condition of the borrowers or guarantors. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

Nonperforming loans amounted to approximately $41,000 and $182,000 as of December 31, 1997 and June 30, 1998. These loans were not considered impaired. The amount of interest income that would have been recorded on loans in nonaccrual status at period-end, had such loans performed in accordance with their terms, was immaterial.

A summary of the changes in the allowance for loan losses is as follows:

                                                December 31,        June 30,
                                                    1997              1998
                                                ------------      -----------
                                                                  (Unaudited)

Beginning balance                             $          -      $      52,000
    Balance acquired with Rushmore purchase          50,000                -
    Provision charged to operations                   2,000            18,000
                                              -------------     -------------

Ending balance                                $      52,000     $      70,000
                                              =============     =============

5.   PROPERTY AND EQUIPMENT:
     -----------------------

Property and equipment consists of the following as of December 31, 1997:

                                                December 31,        June 30,
                                                    1997              1998
                                                ------------      -----------
                                                                  (Unaudited)

Land                                          $     148,000     $     148,000
Buildings and improvements                          476,000           482,000
Furniture and equipment                             124,000           138,000
                                              -------------     -------------

                                                    748,000           768,000

Less:   Accumulated depreciation                      2,000            24,000
                                              -------------     -------------

Property and equipment, net                   $     746,000     $     744,000
                                              =============     =============

Depreciation expense for the year ended December 31, 1997 and the six months ended June 30, 1998, was $2,000 and $22,000, respectively.

6.   DEPOSITS:
     ---------

As of December 31, 1997, deposits consisted of:

                                  Weighted
                                   Average
                                   Rate at
                                 December 31,
                                     1997            Amount            Percent
                                 ------------        ------            -------
Insured investment                   5.36%       $   4,973,000           59.2%
Statement savings                    2.50%           1,425,000           17.0%
Passbook deposits                    3.00%              43,000            0.5%
Money market accounts                3.00%               6,000            0.1%
Checking accounts                       -%             952,000           11.3%
Certificates of deposit              5.31%             576,000            6.9%
IRA plans                            4.76%             421,000            5.0%
                                                 -------------     ----------
                                                 $   8,396,000          100.0%
                                                 =============     ==========

As of June 30, 1998 (unaudited), deposits consisted of:

                                  Weighted
                                   Average
                                   Rate at
                                   June 30,
                                     1998            Amount            Percent
                                   --------          ------            -------

Insured investment                   5.27%       $   5,278,000           62.9%
Statement savings                    2.50%           1,378,000           16.4%
Passbook deposits                    2.93%             119,000            1.4%
Money market accounts                2.78%              57,000            0.7%
Checking accounts                      - %             396,000            4.7%
Certificates of deposit              5.13%             769,000            9.2%
IRA plans                            4.48%             395,000            4.7%
                                                 -------------     ----------

                                                 $   8,392,000          100.0%
                                                 =============     ==========

A schedule of maturities of deposits as of June 30, 1998, is as follows:

                                                            June 30,
                                                              1998
                                                          -----------
                                                          (Unaudited)

No contractual maturity                                 $   7,228,000
Maturity within one year                                      724,000
Maturity in one to five years                                 440,000
                                                        -------------

                                                        $   8,392,000
                                                        =============

The aggregate amount of deposits, each with a minimum denomination of $100,000, was approximately $1,083,000 and $1,247,000 as of December 31, 1997 and June 30, 1998, respectively.

7.     INCOME TAXES:
       -------------

Income taxes are reconciled to the amount computed by applying the federal corporate tax rate of 34% to income before taxes as follows for the year ended December 31, 1997:

Statutory federal income tax rate                               $      14,000
State income tax benefit, net of federal income tax effect              2,000
Valuation allowance                                                   (16,000)
                                                                -------------

           Total                                                $           -
                                                                =============

The tax effect of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following at December 31, 1997:

Deferred tax assets:
    Allowance for loan losses                           $       1,000
    Intangible assets                                           1,000
    Net operating loss carryforwards                           14,000
                                                        -------------

           Total gross deferred tax assets                     16,000

Less:  Valuation allowance                                    (16,000)
                                                        -------------

           Net deferred tax asset                       $           -
                                                        =============

8.     RELATED PARTY TRANSACTIONS:
       ---------------------------

Two organizers of the Company are principals in a law firm and a public accounting firm, respectively. These firms provide legal and accounting services to the Company. As a result of these services, these firms were each paid $12,500 for the year ended December 31, 1997.

In addition, the two organizers were each paid $25,000 as consulting fees for services performed on behalf of the Company and the Bank for the year ended December 31, 1997.

One organizer was paid approximately $10,000 for providing pre-opening assistance to the Bank for the year ended December 31, 1997.

The Company purchased approximately $111,000 of Rushmore loans between Rushmore and the Company's officers, directors or their affiliates.

9.     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
       ------------------------------------------------------

The fair value of cash and cash equivalents is the carrying amount, which is a reasonable estimate of fair value. For investment securities, fair value is determined using quoted market prices.

Fair value of loans receivable is estimated by discounting future cash flows, taking into consideration future loan losses, using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. For commitments to extend credit, the carrying amount is a reasonable estimate of fair value. Management estimates that the fair value of loans receivable is approximately $350,000 higher than the carrying amount as of December 31, 1997.

With respect to deposits, fair value of passbook deposits, money market accounts and NOW accounts is the amount payable on demand at the reporting date. Fair value of fixed maturity term accounts and individual retirement accounts is estimated using rates currently offered for accounts of similar remaining maturities. Management estimates that the fair value of deposits approximates the carrying amount as of December 31, 1997.

10.    STOCK OPTIONS:
       --------------

On June 1, 1998, the Company adopted a stock option plan for the granting of stock options to employees and nonemployee directors. The options are vested immediately and may be exercised six months after the grant date. In the event of termination without cause, the stock options expire in three months from the date of termination. Options granted to directors expire on the first anniversary of the effective date of termination. All options expire on the 10th anniversary of the date of the grant.

As of June 30, 1998, 29,840 stock options have been issued at an option price of $10 per share, which approximates management's estimate of the fair value of the Company's stock on the date of grant. No options have been exercised as of June 30, 1998.

11.    REGULATORY MATTERS:
       -------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital action, the Bank must meet specific capital guidelines that involve quantative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy required the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

Due to the Bank's recent formation, as of December 31, 1997, the Bank has not been categorized by the Office of Thrift Supervision (OTS) under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 Risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes would prevent the Bank from being categorized as well capitalized.

                                                                                           To Be Well Capitalized
                                                                                                Under Prompt
                                                                For Capital Adequacy         Corrective Action
                                          Actual                     Purposes                    Provisions
                                     --------------------       --------------------       ----------------------
                                     Amount         Ratio        Amount        Ratio        Amount          Ratio
                                     ------         -----        ------        -----        ------          -----
As of December 31, 1997
    Tier 1 Core Capital         $   1,700,000       16.6%   $     411,000       4.0%    $     616,000        6.0%
    Tier 1 Risk-Based
       Capital                      1,700,000       39.2%         173,000       4.0%          217,000        5.0%
    Total Risk-Based
       Capital                      1,752,000       40.4%         347,000       8.0%          434,000       10.0%

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors of
AmericasBank Corp.:

We have audited the accompanying statements of certain revenues and certain expenses of The Former Baltimore Branch of Rushmore Trust and Savings, FSB (a Maryland corporation), for the year ended December 31, 1996, and the eleven months ended November 30, 1997 (see Note 1), and the related statements of cash flows for the periods then ended. These financial statements are the responsibility of the Branch management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These statements have been prepared pursuant to the Branch Purchase and Assumption Agreement, as amended, and the Loan Purchase and Assumption Agreement, as amended, described in Notes 1 and 4 of the financial statements and thus, are not intended to be a complete presentation of Rushmore Trust and Savings, FSB's or the Branch's results of operations or cash flows on a stand alone basis in accordance with generally accepted accounting standards.

In our opinion, the statements referred to above present fairly, in all material respects, the statements of certain revenues and certain expenses charged to The Former Baltimore Branch of Rushmore Trust and Savings, FSB for the year ended December 31, 1996, and the eleven months ended November 30, 1997 and cash flows for the periods then ended in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
________________________

Baltimore, Maryland,
  July 23, 1998

                         THE FORMER BALTIMORE BRANCH OF
                         ------------------------------

                        RUSHMORE TRUST AND SAVINGS, FSB
                        -------------------------------

              STATEMENTS OF CERTAIN REVENUES AND CERTAIN EXPENSES
              ---------------------------------------------------

                        CHARGED TO THE BALTIMORE BRANCH
                        -------------------------------

                                                                                                        For the
                                                                                     For the         Eleven Months
                                                                                   Year Ended            Ended
                                                                                  December 31,       November 30,
                                                                                      1996               1997
                                                                                  ------------       ------------
INTEREST INCOME ON LOANS                                                        $      643,000     $      505,000

INTEREST EXPENSE ON DEPOSITS                                                           352,000            331,000
                                                                                --------------     --------------

           Net interest income                                                         291,000            174,000

PROVISION FOR LOAN LOSS RESERVE                                                             -                  -
                                                                                --------------     --------------

           Net interest income after provision for loan losses                         291,000            174,000
                                                                                --------------     --------------

LATE CHARGES AND OTHER FEES                                                             29,000             17,000
                                                                                --------------     --------------

EXPENSES CHARGED TO THE BALTIMORE BRANCH
    Salaries and benefits                                                              106,000            103,000
    Collection and foreclosure                                                          25,000             10,000
    Electric and telephone                                                               8,000             10,000
    Depreciation                                                                         6,000              4,000
    Deposit insurance premiums                                                          23,000              5,000
                                                                                --------------     --------------

           Total expenses charged to the Baltimore Branch                              168,000            132,000
                                                                                --------------     --------------

EXCESS OF CERTAIN REVENUES OVER CERTAIN EXPENSES CHARGED TO THE BALTIMORE
    BRANCH (excludes certain charges to the Baltimore Branch)
                                                                                       152,000             59,000

TRANSFER TO RUSHMORE                                                                   152,000             59,000
                                                                                --------------     --------------

NET                                                                             $           -      $           -
                                                                                ==============     ==============



        The accompanying notes are an integral part of these statements.

                         THE FORMER BALTIMORE BRANCH OF
                         ------------------------------

                        RUSHMORE TRUST AND SAVINGS, FSB
                        -------------------------------

                            STATEMENTS OF CASH FLOWS
                            ------------------------

                                                                                                        For the
                                                                                     For the         Eleven Months
                                                                                   Year Ended            Ended
                                                                                  December 31,       November 30,
                                                                                      1996               1997
                                                                                  ------------       -------------
OPERATING ACTIVITIES:
    Net income                                                                  $           -      $           -
    Adjustments to reconcile net income to cash
        provided by operating activities-
        Depreciation and amortization                                                   17,000             13,000
        (Increase) decrease in accrued interest receivable                              26,000             (9,000)
        Increase in due from Rushmore                                                 (214,000)           (59,000)
                                                                                --------------     --------------

           Net cash provided by operating activities                                  (171,000)           (55,000)
                                                                                --------------     --------------

INVESTING ACTIVITIES:
    Decrease in loans receivable                                                     1,313,000           565,000
    Purchase of property and equipment                                                  (1,000)                -
                                                                                --------------     --------------

           Net cash provided by investing activities                                 1,312,000            565,000
                                                                                --------------     --------------

FINANCING ACTIVITIES:
    Decrease in deposits                                                            (1,141,000)          (510,000)
                                                                                --------------     --------------

           Net cash provided by financing activities                                (1,141,000)          (510,000)
                                                                                --------------     --------------

INCREASE IN CASH AND CASH EQUIVALENTS                                           $           -      $           -
                                                                                ==============     ==============



        The accompanying notes are an integral part of these statements.

                         THE FORMER BALTIMORE BRANCH OF
                         ------------------------------

                        RUSHMORE TRUST AND SAVINGS, FSB
                        -------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               NOVEMBER 30, 1997
                               -----------------



1.    GENERAL:
      --------

The accompanying financial statements include certain revenues and certain expenses charged to The Former Baltimore Branch of Rushmore Trust and Savings, FSB (the "Baltimore Branch") (see Note 4). The accompanying financial statements of the Baltimore Branch have been prepared in accordance with generally accepted accounting principles. Certain revenues and expenses not accounted for at the Baltimore Branch level have been excluded. The Baltimore Branch is principally engaged in the business of investing in loans to commercial enterprises and individuals employing deposits attracted from the general public.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could significantly differ from those estimates.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Basis of Presentation
---------------------

Rushmore Trust and Savings, FSB (Rushmore) has historically accounted for the Baltimore Branch as a department without separately accounting for certain individual assets, liabilities, revenues or expenses related to the Baltimore Branch. Therefore, certain costs incurred by Rushmore that benefited the Baltimore Branch have not been included in the accompanying financial statements. The accompanying financial statements represent the certain revenues and certain expenses that Rushmore directly attributes to the Baltimore Branch.

The revenue of the Baltimore Branch includes interest on loans, fees and charges to borrowers and depositors. The Baltimore Branch expenses include salaries and related benefits for those employees employed at the Baltimore Branch, depreciation of the Baltimore Branch assets, utilities cost of the Baltimore Branch, deposit insurance premiums, and collection and foreclosure cost on loans. Expenses do not include costs incurred by Rushmore that benefit the Baltimore Branch or indirect costs which benefit the Baltimore Branch. Rushmore also does not allocate a tax provision to the excess earnings included in the accompanying statements of certain revenues and certain expenses charged to the Baltimore Branch.

As the accompanying financial statements do not include certain interest income that was earned on excess Baltimore Branch funds invested by Rushmore in which Rushmore did not allocate the interest income to the Baltimore Branch and do not include certain expenses that benefited the Baltimore Branch which Rushmore had not charged to the Baltimore Branch, these financial statements are not representative of the Baltimore Branch's operation if they had operated on a stand-alone basis or if Rushmore would have charged these costs to the Baltimore Branch. The results shown in the accompanying financial statements are not representative of future operations of the Baltimore Branch.

Provision for Loan Loss Reserve
-------------------------------

The Baltimore Branch establishes an allowance for loan losses. Interest on loans is accrued based on the outstanding principal amount. An allowance for uncollected interest is provided on any loan that is contractually delinquent more than 90 days and on any other loan when the collectibility of the loan is in doubt. Such allowance is netted against accrued interest receivable. Any such interest ultimately collected is recorded as interest income in the period of recovery.

Management periodically reviews and evaluates the loan portfolio to determine the adequacy of the allowance for loan losses. This evaluation is based on the risk characteristics of the loan portfolio and considers such factors as past loan loss experience, the financial condition of the borrower, current economic conditions, net realizable value of the collateral and other relevant factors. The allowance is increased by provisions for loan losses charged to operations and is reduced by charge-offs and increased by net recoveries.

The Baltimore Branch measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded as a provision for loan loss in the statement of operations.

In the ordinary course of business the Baltimore Branch has entered into an off-balance sheet financial instrument, which consists of commitments to extend credit. As of November 30, 1997, there were no outstanding commitments.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The Baltimore Branch recognized interest income on impaired loans of approximately $2,000 for both the year ended December 31, 1996, and the eleven months ended November 30, 1997.

Changes in the allowance for loan losses, for the year ended December 31, 1996, and the eleven months ended November 30, 1997, were as follows:

                                          December 31,      November 30,
                                             1996              1997
                                          ------------      ------------
         BALANCE, beginning of year     $       90,000    $       50,000
         Provision for loan losses                  -                 -
         Charge-offs                           (40,000)               -
                                        --------------    --------------

         BALANCE, end of period         $       50,000    $       50,000
                                        ==============    ==============

As of December 31, 1996 and November 30, 1997, there were no loans for which the Baltimore Branch had discontinued accruing interest.

Depreciation
------------

Depreciation expense is computed on the straight-line method over the following estimated useful lives:

            Building                                      15-40 years
            Furniture and equipment                        5-10 years

Loan Origination Fees
---------------------

Net loan origination fees are deferred and recognized as an adjustment to yield using the straight-line method over the lives of the loans. Amortization using the straight-line method does not differ materially from amounts computed using the interest method as required by generally accepted accounting principles.

Sale of the Baltimore Branch
----------------------------

Effective December 1, 1997, Rushmore sold and assigned all loans, fixed assets, deposits and certain intangible assets of the Baltimore Branch to AmericasBank. The sale also required Rushmore to provide to AmericasBank certain non-Baltimore Branch loans (see Note 4).

3.    RELATED PARTY TRANSACTIONS:
      ---------------------------

Kenneth Pezzula of Pezzula and Pezzula, LLC is a former Director and Officer of Rushmore Trust and Savings, FSB and provides certain legal services for the Baltimore Branch. For the year ended December 31, 1996 and the eleven months ended November 30, 1997, the Baltimore Branch had incurred legal fees related to collection and foreclosure processing performed by Pezzula and Pezzula which approximated $19,000 and $10,000, respectively.

4.    SALE OF THE BALTIMORE BRANCH:
      -----------------------------

On May 31, 1996, Rushmore, entered into a Branch Purchase and Assumption Agreement, as amended, and a Loan Purchase and Assumption Agreement, as amended (collectively, the Agreements), with AmericasBank for the sale of certain assets and assignment of certain deposit liabilities primarily related to Rushmore's Baltimore, Maryland, branch. This sale was consummated on December 1, 1997. The Agreements also provided for Rushmore to sell to AmericasBank approximately $1,178,000 of loans originated at Rushmore's Montgomery County, Maryland, branch.

                                   EXHIBIT A
                                   ---------

                             SUBSCRIPTION AGREEMENT

       This Subscription Agreement is entered into in connection with the offer and sale (the "Offering") of up to 312,500 Units, each Unit consisting of one share (the "Shares") of Common Stock, $0.01 par value per share, of AmericasBank Corp., a corporation incorporated under the laws of the State of Maryland (the "Company"), and one Common Stock Purchase Warrant (the "Warrants"), for a purchase price of $12.00 per Unit. Each Warrant entitles the holder to purchase one share of Common Stock, at an exercisable at a price of $13.00 per share (the "Exercise Price"), subject to adjustment for certain events, commencing at any time after [EIGHTEEN MONTHS AFTER EFFECTIVE DATE], and until 5:00 p.m. EST on _______, 2001. The Units, the Shares and the Warrants are referred to collectively herein as the "Securities."

                                  WITNESSETH:


1. Purchase of Units. The undersigned agrees to purchase the number of Units set forth below and tenders the amount required to purchase such number of Units by check, bank draft or money order drawn to the order of "The First National Bank of Maryland, ESCROW AGENT."


2. Acknowledgments. The undersigned acknowledges and agrees that:

       (a) The Company has established a minimum subscription of 200 Units ($2,400) and a maximum subscription of 17,000 Units ($204,000). However, the Company reserves the right to waive these limits without notifying any subscriber.

       (b) The undersigned has received a copy of the Company's Prospectus dated _______ __, 1998 (the "Prospectus"). By executing this Subscription Agreement, the undersigned acknowledges and agrees to all of the terms and conditions of the Offering as described in the Prospectus. This Subscription Agreement is not binding until accepted by the Company. The Company reserves the right to accept or reject, in whole or in part and in its sole discretion, any Subscription Agreement. The Company or the selling agent that effects the transaction on behalf of the Company (the "Selling Agent") shall notify the subscriber by mail of its acceptance or rejection, in whole or in part, of this Subscription Agreement.

       (c) Following acceptance by the Company, subscriptions are binding on subscribers and may not be revoked by subscribers except with the consent of the Company.


       (d) THE COMPANY RESERVES THE RIGHT TO CANCEL ACCEPTED SUBSCRIPTION AGREEMENTS AT ANY TIME AND FOR ANY REASON UNTIL THE SATISFACTION OF THE CONDITION OF THE OFFERING.

       (e) The Company may, in its sole discretion, allocate securities among subscribers in the event of an oversubscription for the Units.

3. Representations and Warranties. The undersigned represents and warrants that he:

       (a) Is aware that no federal or state agency has made any finding or determination as to the fairness for public investment in, or any recommendation or endorsement of, the Securities.

       (b) Understands that the Company has a limited financial and operating history and that the Securities, as an investment, involve a high degree of risk, as described in the Prospectus.

       (c) Is aware that (i) there is a limited market for the Shares and the Warrants and that there can be no assurance that a further market will develop and (ii) it may not be possible to liquidate his investment in the Shares or Warrants readily.


       (d) Understands that the Warrants contain certain limitations as to their exercisability as described in the Prospectus.

       (e) Has adequate means of providing for his current needs and possible personal contingencies and has no need for liquidity in this investment.

       (f) Has carefully read the entire Prospectus, particularly the "Risk Factors" section therein, and has had the opportunity to ask questions and receive answers with regard thereto.

       (g) Is a resident of Delaware, Florida, Maryland, New York, Pennsylvania, Virginia or the District of Columbia.


THE SECURITIES BEING OFFERED BY THE PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.


       The Shares and Warrants purchased by the undersigned shall be registered with the Company as specified below. If Shares and Warrants are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants with right of survivorship, community property, etc. If the Shares and Warrants are to be held in joint ownership, all joint owners should sign this Subscription Agreement. If Securities are to be issued in the name of one person for the benefit of another, please indicate whether registration should be as trustee or custodian for such other person. If the subscriber is not an individual, please indicate the capacity in which the signatory is executing this Subscription Agreement (e.g., president of a corporation).

       IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.



Date: ______________________                       _______________________________
                                                   Signature of Subscriber

___________________________________                _______________________________
Name of Entity, if applicable                      Printed Name of Subscriber

Number of Units Subscribed for: ___                _______________________________
(at $12.00 per Unit)                               Signature of Subscriber

Total Subscription Price: $________                _______________________________
                                                   Printed Name of Subscriber

Form of Registration (check one):                  Address of Subscriber:

[ ] Individual
[ ] Joint Tenants with right of survivorship       ___________________________________
    (both parties must sign)                       Street Address
[ ] Tenants by the Entireties (husband and
    wife only)                                     ___________________________________
[ ] Tenants-in-Common (both parties must           City, State and ZIP Code
    sign)
[ ] Community Property (one signature              ___________________________________
    required if interest held in one name, i.e.,   Social Security/Taxpayer Identification
    managing spouse, two signatures required       Number
    if interest held in both names)
[ ] Partnership                                    _______________________________
[ ] Corporation                                    Telephone Number and Area Code
[ ] Limited Liability Company
[ ] Employee Benefit Plan
[ ] Individual Retirement Account
[ ] Trust
[ ] Uniform Gift to Minors
[ ] Other _________________________________


                                   ACCEPTANCE


       The foregoing subscription is hereby acknowledged and accepted as to _____________ Units.


                                        AMERICASBANK CORP.

Date:________________, 199 .            By: _____________________________
                                            J. Clarence Jameson, III, President

================================================================================
       No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             ----------------------

                               TABLE OF CONTENTS

                                                             Page
                                                             ----

Available Information.........................................  4
Prospectus Summary............................................  5
Risk Factors.................................................. 10
Dilution...................................................... 21
Use of Proceeds............................................... 23
Terms of the Offering; Plan of Distribution................... 26
Capitalization................................................ 30
Dividend Policy............................................... 31
Business of the Company ...................................... 32
Business of the Bank.......................................... 34
Unaudited Pro Forma Financial Information..................... 38
The Conversion................................................ 41
Results of Operations......................................... 43
Supervision and Regulation.................................... 62
Directors, Officers and
       Significant Employees.................................. 80
Remuneration of Directors and Officers........................ 86
Security Ownership of Management and
       Certain Securityholders................................ 91
Interest of Management and Others in
       Certain Transactions................................... 99
Description of Capital Stock and
       Warrants...............................................101
Shares Available for Future Sale..............................109
Legal Matters.................................................110
Experts.......................................................110
Index to Financial Statements................................ F-1
Subscription Agreement................................. Exhibit A
================================================================================



================================================================================
                               AMERICASBANK CORP.

                       Units Consisting of  One Share of
                                Common Stock and
                       One Common Stock Purchase Warrant


                            125,000 Units (Minimum)
                            312,500 Units (Maximum)

                              LOGO OF AMERICASBANK




                                ---------------

                                   PROSPECTUS

                                ---------------










                               AmericasBank Corp.
                            3621 East Lombard Street
                           Baltimore, Maryland 21224
                             Phone: (410) 342-8303

                                     [DATE]
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article Seventh of the Registrant's Charter and Article Eighth of the Registrant's Bylaws provide that directors and officers of the Registrant are to be indemnified by the Registrant to the fullest extent permitted under Maryland law. Section 2-418 of the Maryland General Corporation Law sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities as such. The text of Section 2-418 is reproduced below:

         Section 2-418. Indemnification of directors, officers, employees and agents.

         (a) Definitions. - In this section the following words have the meanings indicated.

                  (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

                  (3) "Expenses" include attorney's fees.

                  (4) "Official capacity" means the following:

                            (i) When used with respect to a director, the office
                  of director in the corporation; and

                           (ii) When used with respect to a person other than a
                  director as contemplated in subsection (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation.

                          (iii) "Official capacity" does not include service for
                  any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.

                  (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                                      II.1

                  (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.

         (b) Permitted indemnification of director. - (1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:

                           (i) The act or omission of the director was material to the matter giving rise to the proceeding; and

                                    1.      Was committed in bad faith; or

                                    2.      Was the result of active and
                  deliberate dishonesty; or

                           (ii) The director actually received an improper personal benefit in money, property, or services; or

                           (iii) In the case of any criminal proceeding, the
                  director had reasonable cause to believe that the act or omission was unlawful.

                  (2) (i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.

                      (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

                  (3) (i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.

                      (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the director did not meet that standard of conduct.

         (c) No indemnification of director liable for improper personal benefit. - A director may not be indemnified under subsection (b) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

         (d) Required indemnification against expenses incurred in successful defense. - Unless limited by the charter:

                                      II.2

                  (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (b) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.

                  (2) A court of appropriate jurisdiction, upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:

                          (i) If it determines a director is entitled to
                  reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or

                         (ii) If it determines that the director is fairly and
                  reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.

                  (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.

         (e) Determination that indemnification is proper. -- (1)
Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.

                  (2)      Such determination shall be made:

                          (i) By the board of directors by a majority vote of a
                  quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;

                         (ii) By special legal counsel selected by the board of
                  directors or a committee of the board by vote as set forth in subparagraph (i) of this paragraph, or, if the requisite quorum of the full board cannot be obtained

                                      II.3
                  therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or

                        (iii) By the stockholders.

                  (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.

                  (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.

         (f) Payment of expenses in advance of final disposition of action. --
(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of:

                          (i) A written affirmation by the director of the
                  director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and

                         (ii) A written undertaking by or on behalf of the
                  director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

                  (2) The undertaking required by subparagraph (ii) of paragraph
(1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

                  (3) Payments under this subsection shall be made as provided by the charter, bylaws, or contract or as specified in subsection (e) of this section.

         (g) Validity of indemnification provision. -- The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

         (h) Reimbursement of director's expenses incurred while appearing as witness. -- This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.

                                      II.4

         (i) Director's service to employee benefit plan. --
For purposes of this section:

                                    (1) The corporation shall be deemed to have
                  requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan;

                                    (2) Excise taxes assessed on a director with
                  respect to an employee benefit plan pursuant to applicable law shall be deemed fines; and

                                    (3) Action taken or omitted by the director
                  with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         (j)      Officer, employee or agent. -- Unless limited by the charter:

                  (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);

                  (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and

                  (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

         (k) Insurance or similar protection. -- (1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.

                  (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.

                  (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.

                                      II.5

         (l) Report of indemnification to stockholders. -- Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the stockholders with the notice of the next stockholder's meeting or prior to the meeting.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses of issuance and distribution are as follows:

                  Legal fees                                   $75,000
                  Blue Sky filing fees                           5,000
                  Printing and Postage                          17,000
                  SEC filing fee                                 2,306
                  EDGAR filing expenses                          4,000
                  Accounting                                    35,000
                  Selling Agent                                 35,500
                  Miscellaneous                                 11,194
                           Total                              $185,000





ITEM 3.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes that it will:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                          (i) include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                         (ii) reflect in the prospectus any facts or events
                  which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;

                        (iii) include any additional or changed material
                  information on the plan of distribution.

                  (2) For purposes of determining any liability under the Securities of Act, treat each post-effective amendment as a new registration statement of the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                      II.6

                  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

         As of August 30, 1998, the Registrant had issued, pursuant to the AmericasBank Corp. Stock Option Plan (the "Plan"), options to purchase an aggregate of 30,900 shares of the Registrant's common stock, $0.01 par value per share (the "Common Stock"). The options were issued to Patricia D'Alessandro, the president of the Registrant's wholly owned subsidiary, AmericasBank (the "Bank"), and to the following persons who were directors of the Registrant:
Garbis Baklayan, Nicholas J. Belitsos, M.D., King V. Cheek, Cynthia B. Conklin, William A. Fogle, Jr., Constantine Frank, Leonard Frenkil, J. Clarence Jameson, III, Kemp Jayadeva, Norman H. Katz, Shawki N. Malek, M.D., Michael W. Mekalian, Mark D. Noar, M.D., Larry D. Ohler, Kenneth D. Pezzulla, George E. Rayme, Jr., Ramon F. Roig, Jr., M.D., Russell A. Rourke, Melanie R. Sabelhaus, Baldev Singh and Michael Stern. The earliest any of the options are exercisable is December 1, 1998, and 29,840 options have a per share exercise price of $10.00 and 1,060 options have a per share exercise price of $12.00.


         All options were issued in private transactions in reliance upon
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In issuing the options, neither the Registrant nor any person acting on its behalf offered the options by means of any form of general advertising or general solicitation. The options were issued only to directors and officers of the Registrant and the Bank, all of whom have access to all relevant financial and other information about the Registrant and the Bank. The options are not transferrable other than by will or the laws of descent and distribution. Prior to exercising any option, the optionee must acknowledge that, so long as the shares of Common Stock issuable upon exercise of the options are not registered under the Securities Act, the optionee is acquiring the shares for investment and not with a view to distribution and that the shares are subject to restrictions on their transferability.


         On September 2, 1998, the Registrant issued to the holders of record of its Common Stock on September 1, 1998, for no consideration, a dividend of one Common Stock purchase warrant for each share of Common Stock then held by the stockholders (the "Dividend Warrants"). Each Dividend Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise

                                      II.7
price of $10.00 per share, subject to adjustment for certain events, beginning any time after April 1, 2000, until the Dividend Warrant's expiration at 5:00 p.m. EST, on September 1, 2008.

ITEM 5.  INDEX TO EXHIBITS.

         See Exhibit Index on page II-12.

ITEM 6.  DESCRIPTION OF EXHIBITS.

         See Exhibit Index on page II-12.

                                      II.8

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Baltimore, State of Maryland on October 8, 1998.

                                     AMERICASBANK CORP.


                                     By:/s/J. Clarence Jameson, III
                                        ___________________________________
                                        J. CLARENCE JAMESON, III, President
                                        & Chairman of the Board of Directors


                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Clarence Jameson, III as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing necessary or advisable to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue thereof. This power of attorney may be executed in counterparts.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



Signature                                        Title                        Date
---------                                        -----                        ----
                                                Director
_____________________________
Garbis Baklayan

          *                                     Director                   October 8, 1998
_____________________________
Nicholas J. Belitsos, M.D.


                                      II.9

Signature                                        Title                        Date
---------                                        -----                        ----

          *                                     Director                   October 8, 1998
_____________________________
King V. Cheek

                                                Director
_____________________________
Cynthia B. Conklin

          *                                     Director                   October 8, 1998
_____________________________
William A. Fogle

          *                                     Director                   October 8, 1998
_____________________________
Constantine Frank

                                                Director
_____________________________
Leonard Frenkil


/s/J. Clarence Jameson, III                     President                  October 8, 1998
_____________________________          (Principal Executive Officer)
J. Clarence Jameson, III                & Chairman of the Board of
                                                Directors



          *                                     Director                   October 8, 1998
_____________________________
Kemp Jayadeva

          *                                     Director                   October 8, 1998
_____________________________
Norman H. Katz

          *                                     Director                   October 8, 1998
_____________________________
Shawki N. Malek, M.D.



                                     II.10

Signature                                        Title                        Date
---------                                        -----                        ----

          *                                     Director                   October 8, 1998
_____________________________
Mark D. Noar, M.D.

          *                                     Treasurer                  October 8, 1998
_____________________________       (Principal Financial Officer &
Larry D. Ohler                       Principal Accounting Officer)
                                              and Director


          *                                     Director                   October 8, 1998
_____________________________
Kenneth D. Pezzulla

                                                Director
_____________________________
Ramon F. Roig, M.D.

                                                Director
_____________________________
Russell A. Rourke

          *                                     Director                   October 8, 1998
_____________________________
Melanie R. Sabelhaus

          *                                     Director                   October 8, 1998
_____________________________
Baldev Singh


                                     II.11

Signature                                        Title                        Date
---------                                        -----                        ----


          *                                     Director                   October 8, 1998
_____________________________
Michael Stern




* By: /s/ J. CLARENCE JAMESON, III
      ______________________________
         J. Clarence Jameson, III
         Attorney-in-fact



                                     II.12

                                  EXHIBIT INDEX
1 Form of Agreement between the Registrant and Hopper Soliday

2A                       Articles of Incorporation of the Registrant**

2B                       Amended and Restated Bylaws of the Registrant*

3A                       Form of Warrant*

3B                       Form of Divided Warrant*

3C                       AmericasBank Corp. Stock Option Plan*

3D                       Form of Stock Certificate**

4                        Form of Subscription Agreement (included as Exhibit
                         A to Prospectus)*

6A Form of Founder Loan Agreement by and among the Registrant, the organizers of the Registrant and certain other parties regarding organizational loans to the Registrant**

6B Indemnity Agreement by and among the Registrant, AmericasBank (in organization) and Rushmore Trust and Savings, FSB**

6C                       Agreement of Lease by and between the AmericasBank
                         Holdings Corporation and Network Processing, LLC*

6D                       Employment Agreement between AmericasBank and
                         Richard J. Hunt, Jr.*

8A(i)                    Branch Purchase and Assumption Agreement by and between
                         AmericasBank (in organization) and Rushmore Trust &
                         Savings, FSB**

8A(ii)                   Modification to Branch Purchase and Assumption
                         Agreement by and between AmericasBank and Rushmore
                         Trust & Savings, FSB**

8A(iii)                  Second Modification to Branch Purchase and
                         Assumption Agreement by and between AmericasBank and Rushmore Trust & Savings, FSB**

8A(iv)                   Third Modification to Branch Purchase and
                         Assumption Agreement by and between AmericasBank and Rushmore Trust & Savings, FSB***


                                     II.13

8B(i)                    Loan Purchase and Assumption Agreement by and between
                         AmericasBank (in organization) and Rushmore Trust &
                         Savings, FSB**

8B(ii) Modification to Purchase and Assumption Agreement by and between AmericasBank and Rushmore Trust &
                         Savings, FSB**

8B(iii)                  Second Modification to Loan Purchase and
                         Assumption Agreement by and between AmericasBank and Rushmore Trust & Savings, FSB**

8B(iv)                   Third Modification to Loan Purchase and Assumption
                         Agreement by and between AmericasBank and Rushmore
                         Trust & Savings, FSB***

8C Purchase and Sale Agreement by and between NationsBank, N.A. and AmericasBank Holdings
                         Corporation***

9                        Form of Escrow Agreement*

10A(i)                   Consent of Ober, Kaler, Grimes & Shriver, a
                         Professional Corporation (consent is contained in that firm's opinion filed as Exhibit (11))*

10A(ii)                  Consent of Arthur Andersen LLP

11                       Opinion of Ober, Kaler, Grimes & Shriver, a
                         Professional Corporation, regarding the legality of the securities covered by the Registration Statement*

21                       Subsidiaries of the Registrant*

24 Power of Attorney (included in the signature page hereof)

27A                      Financial Data Schedule for the 12 months ended
                         December 31, 1997*


                                     II.14

27B                      Financial Data Schedule for the six months ended June
                         30, 1998*



* Previously filed.



** Items 2A, 3D, 6A and 6B, 8A(i) through 8A(iii) and 8B(i) through 8B(iii), as listed above, were previously filed by the Company as Exhibits (with the same respective Exhibit Numbers as indicated herein, except for Exhibit 3D, which was previously filed as Exhibit 12B) to the Company's Registration Statement on Form SB-1, as amended, filed on June 10, 1997 (SEC File No. 333- 28881), and such documents are incorporated herein by reference.

*** Item 8A(iv), Item 8B(iv) and Item 8C, as listed above, were previously filed by the Company as Exhibits (with the same respective Exhibit Numbers as indicated herein) to the Company's Annual Report on Form 10-KSB, filed on March 31, 1998, and such documents are incorporated herein by reference.



                                     II.15